UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 17, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes No X

Enclosure: Press release     ANGLOGOLD ASHANTI LIMITED REPORT FOR THE QUARTER AND
                                         YEAR ENDED 31 DECEMBER 2009 PREPARED IN ACCORDANCE
                                         WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

Quarter 4 2009
Report
for the quarter and year ended 31 December 2009
Group results for the quarter….
º Record adjusted headline earnings of $228m, or 62 US cents per share
º Production of 1.182Moz, 2% better than guidance
º TauTona back in production after successful inspection and repair
º Received gold price, excluding hedge buy-back costs, increased by 14% in US dollar terms, discount of 6.4% to spot achieved
º Improvement on all benchmark safety indicators
º Geita and Obuasi continue turnaround
º Hedge commitments fall to 3.9Moz
…. and the year
º Gold production of 4.6Moz, at the top end of guidance
º Total cash costs of $514/oz, better than guidance
º Net debt falls to $868m, creating further financial flexibility
º Project One management intervention gaining traction across portfolio
º Uranium production of 1.44Mlbs exceeds guidance by 3%
º Hedge restructuring cuts commitments by 2.0Moz to less than one year’s production
º Safety stoppages impact South African production
º Tropicana project in Australia progresses to a bankable feasibility study
º Final dividend of 70 South African cents per share (approximately 9.10 US cents per share), declared, resulting in a total dividend of 130 South African cents per share (approximately 16.75 US cents per share) for the 2009 year
Quarter
Year
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Sep
Dec
Dec
2009
2009
2009
2008
2009
2009
2009
2008
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced
- kg / oz (000)
36,767
36,925 143,049 154,958
1,182
1,187 4,599 4,982
Price received
1
- R/kg / $/oz
247,985
61,095 201,805 130,522
1,029
261 751 485
Price received excluding hedge
buy-back costs
1
- R/kg / $/oz
247,985
225,388 246,048 185,887
1,029
906 925 702
Total cash costs - R/kg / $/oz
143,596
133,274 136,595 117,462
598
534 514 444
Total production costs - R/kg / $/oz
178,379
166,355 171,795 150,149
743
667 646 567
Financial review
Adjusted gross profit (loss)
2
- Rm / $m
2,521
(4,110) 3,686 (2,945)
337
(510) 412 (384)
Adjusted gross profit excluding hedge
buy-back costs
2
- Rm / $m
2,521
2,205 10,001 5,072
337
287 1,208 626
Profit (loss) attributable to equity
shareholders
- Rm / $m
3,179
(8,245) (2,762) (16,105)
424
(1,042) (320) (1,195)
- cents/share
867
(2,286) (765) (5,077)
116
(289) (89) (377)
Adjusted headline earnings (loss)
3
- Rm / $m
1,706
(4,757) (211) (7,197)
228
(596) (50) (897)
- cents/share
466
(1,319) (58) (2,269)
62
(165) (14) (283)
Adjusted headline earnings (loss)
excluding hedge buy-back costs
3
- Rm / $m
1,706
1,249 5,795 69
228
162 708 19
- cents/share
466
346 1,604 22
62
45 196 6
Cash flow from operating activities
excluding hedge buy-back costs
- Rm / $m
3,610
2,185 10,096 5,387
465
336 1,299 584
Capital expenditure - Rm / $m
2,275
1,842 8,726 9,905
293
232 1,027 1,201
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 December 2009
Production
Total cash costs
Adjusted gross profit (loss)
excluding hedge buy-back
costs
1
%
%
$m
oz (000)
Variance
2
$/oz
Variance
2
$m
Variance
2
SOUTHERN AFRICA
448
(7)
575
10
123
5
South Africa
Great Noligwa
34
(19)
1,014
11
(8)
(1)
Kopanang
102
11
400
(10)
46
19
Moab Khotsong
73
18
489
2
13
5
Tau Lekoa
34
10
732
(8)
10
7
Surface Operations
36
(10)
459
13
19
(2)
Mponeng
127
2
397
6
70
10
Savuka
2
100
4,062
(59)
(8)
3
TauTona
25
(66)
1,443
188
(25)
(40)
Namibia
Navachab
17
6
730
19
5
2
CONTINENTAL AFRICA
401
3
665
8
118
36
Ghana
Iduapriem
54
4
515
4
26
10
Obuasi
97
5
567
(15)
26
18
Guinea
Siguiri - Attributable 85%
77
(3)
636
27
30
4
Mali
Morila - Attributable 40%
3
31
(3)
656
17
13
2
Sadiola - Attributable 41%
3,4
32
-
640
20
12
2
Yatela - Attributable 40%
3
28
27
382
74
17
3
Tanzania
Geita
81
(2)
1,055
19
(13)
(5)
Non-controlling interests, exploration and other
6
1
AUSTRALASIA 107
5
863
32
8
(3)
Australia
Sunrise Dam
107
5
836
29
11
(1)
Exploration and other
(3)
(2)
SOUTH AMERICA
170
8
386
11
93
6
Argentina
Cerro Vanguardia - Attributable 92.50%
47
-
339
1
19
(10)
Brazil
AngloGold Ashanti Brasil Mineração
97
8
419
26
46
5
Serra Grande - Attributable 50%
27
35
337
(24)
14
7
Non-controlling interests, exploration and other
14
4
NORTH AMERICA
56
4
424
4
27
6
United States of America
Cripple Creek & Victor
56
4
420
7
28
6
Other
(1)
-
OTHER
11
9
Sub-total                                                                        1,182
-
598
12
380
59
Less equity accounted investments
(43)                   (8)
AngloGold Ashanti
337
50
1 Refer to note B "Non-GAAP disclosure" for the definition.
2 Variance December 2009 quarter on September 2009 quarter - increase (decrease).
3 Equity accounted joint ventures.
4. Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.

Financial and Operating Report
OVERVIEW FOR THE QUARTER
SAFETY
AngloGold Ashanti’s focus on improving safety standards over the long-term yielded encouraging results during the quarter with a 7% improvement in the overall lost time injury rate. Moab Khotsong operated without a fatality for 1 million shifts, an overwhelmingly positive result for the South African operating teams.
Safety stoppages – both those enforced by the state mine inspector and implemented by AngloGold
Ashanti’s management – remained a key theme during the three-month period, with 69 shifts lost at the
South African operations. This figure includes 40 shifts lost at TauTona, which remained closed for much of the fourth quarter for a thorough inspection of the entire shaft infrastructure. The review yielded no material deficiencies in the underground steelwork and the mine was successfully reopened in January.
Tragically, one miner was fatally injured at Mponeng, in South Africa and another died in a trucking accident at Siguiri, in Guinea. These incidents underscore the importance of implementing the company’s Safety
Transformation Blueprint in 2009, a comprehensive strategy for the next step change in AngloGold Ashanti’s overall safety performance that will take the company toward its goal of eliminating lost time injuries.
OPERATING REVIEW
Production was broadly in line with the previous quarter at 1.18Moz, which was better than the guidance of
1.16Moz. The slightly lower output quarter-on-quarter reflects the management enforced stoppage at
TauTona, remedial work underway at Savuka for part of the year and continued safety related stoppages.
Total cash costs rose 12% to $598/oz, some 1% above market guidance due mainly to accounting for deferred stripping charges and a stronger-than-anticipated exchange rate. Sustained strength in local operating currencies in Brazil, Australia and South Africa continued to erode the benefit of a higher dollar gold price. The Australian dollar was the best performer of this group, gaining 9% over the period, while the
Brazilian real rose 7% and the rand 4%.
Southern African operations produced 448,000oz in the three months ended December at a total cash cost of $575/oz, compared to 483,000oz at $525/oz in the previous quarter. TauTona’s stoppage was the chief contributor to lower production from the West Wits operations as the number of shifts lost to safety-related interruptions more than doubled. Great Noligwa’s production also declined sharply as the mine’s operations were scaled back in preparation for management interventions designed to address the steep escalation in operating costs that took place during 2009. Grade improvements contributed towards increased production and lower costs at Kopanang and Tau Lekoa.
Continental Africa’s production improved to 401,000oz in the three months ended December at a total cash cost of $665/oz, from 391,000oz at $615/oz in the previous quarter. Production improved at three of the seven operations and was unchanged at Sadiola. Obuasi’s operating performance continued to improve during the quarter, as a result of continued focus on grade control. The company received an insurance settlement covering the previous quarter’s underground flooding. At Geita where operational improvements are underway as part of the company’s business improvement initiatives, volumes mined increased by 14%.
Total cash costs, however, were distorted by stripping charges during the quarter.
In Australasia, Sunrise Dam’s production rose to 107,000oz at a total cash cost of $836/oz, from 102,000oz at $647/oz in the prior quarter. Total cash costs have been inflated by deferred waste stripping charges during the quarter.

In North America, Cripple Creek & Victor’s (CC&V) production rose to 56,000oz at a total cash cost of
$420/oz for the three months to December, from 54,000oz at $394/oz in the previous quarter. The operation has stabilised under its new leadership, and is now well positioned for recovery during 2010.
South America’s production improved to 170,000oz at a total cash cost of $386/oz in the three months ended December, from 157,000oz at $349/oz. AngloGold Brasil Mineração delivered an especially strong performance, boosting output from the Cuiabá and Lamego operations which helped offset the impact on costs of the continued strengthening of the Brazilian real. Cerro Vanguardia held its production and costs steady over the quarter, making it the most efficient operation in the group.
FINANCIAL AND CORPORATE REVIEW
Adjusted headline earnings for the quarter rose to a record $228m, from a loss of $596m in the prior quarter, when significant restructuring of the hedge book was undertaken. The previous quarter’s profit, excluding the hedge buy-back costs, was $162m.
The average realised gold price for the quarter was $1,029/oz, representing a 6.4% discount to the average spot price of $1,100/oz. Delivery into hedge contracts continued at a slightly quicker pace than anticipated, with overall hedge commitments at the end of 2009 of 3.9Moz. This is significantly less than a year’s production and is consistent with the stated intention of increasing AngloGold Ashanti’s exposure to the spot gold price.
Profit attributable to equity shareholders was $424m for the quarter, compared to a loss of $1.04bn during the prior period. Two key components of this change were the partial reversal of asset impairments at Geita,
Obuasi and Iduapriem after taking into account the higher gold price and revised mining plans across the operations, as well as the loss in the prior quarter relating to the hedge buy-back and the normal sale exempted contracts brought on to the balance sheet.
EXPLORATION
Total exploration spend during the quarter was $71m, an increase of 30% over the previous quarter.
Extensive greenfields exploration work was undertaken in Western Australia, throughout the tenement package near the Tropicana Gold Project. While the approval process for recommencement of drilling at La
Colosa continued with regional government officials, exploration drilling and regional reconnaissance work got underway on alternative project sites in the country. Exploration drilling also resumed during November at the Mongbwalu resource in the Democratic Republic of the Congo, while additional mapping was done southwest of the site.
ANNUAL REVIEW
Adjusted headline earnings, normalised to exclude the $758m after tax cost of restructuring the hedge book in the third quarter, was $708m for the year. The company reported an adjusted headline loss of $50m, when taking the hedge restructuring cost into account. A dividend of 70 South African cents (approximately
9.10 US cents per share) was declared for the six months ended 31 December 2009, an increase of 17%
from the previous declaration, taking the total dividend for the year to R1.30 (approximately 16.
75 US cents)
per share, representing a 30% increase over the 2008 dividend.
The statement of financial position was significantly strengthened during the year with the raising of a
$732.5m convertible bond in May, the proceeds from which were used to repay debt and an issue of new shares for $278m, net of issue expenses, in cash in September, to fund the initial purchase of a 35% stake in the Kibali gold project (formerly Moto gold project). AngloGold Ashanti’s stake was later increased to 45%, with Randgold Resources controlling another 45% and the Government of the Democratic Republic of the
Congo holding 10%. Net debt at 31 December 2009 was $868m, some $415m lower than the net debt position as at 31 December 2008.

Production in 2009 declined 8% to 4.60Moz, in line with revised guidance. Southern Africa’s production declined by 14% to 1.86Moz, reflecting the increased number of safety-related stoppages resulting from more stringent policing of safety regulations as well as the proactive approach by the company’s managers to averting accidents. Production during the year from Continental Africa fell by 3% to 1.52Moz as improvements at Geita and Obuasi offset declines from Sadiola and Morila. In South America, production jumped by 6% to 598,000oz, with a strong turnaround from Argentina, the chief contributor. CC&V in North
America. suffered from below-par recoveries from the leach pad, resulting in a 16% drop in production to
218,000oz.
Total cash costs were better than forecast, rising 16% to $514/oz. The strengthening of the local operating currencies against the dollar during the course of the year was a dominant theme for operations in South
Africa, Australia and Brazil, increasing dollar-denominated operating costs in those regions. Rising power prices were also a key factor in South Africa, where management continued to focus its efforts on reducing electricity consumption in order to mitigate higher tariffs. Robbie Lazare, formerly the executive vice president of human resources and a previous head of AngloGold Ashanti’s Africa’s underground operations, has been appointed to lead a task team that will optimise the production and cost profile of the South African mines.
AngloGold Ashanti’s overall safety performance in 2009 showed improvements in the benchmark Lost Time
Injury Frequency Rate (LTIFR), which was 10% better than the previous year at 6.57 per million hours worked. Tragically, 16 fatal accidents were reported during the year. That compared to 34 in 2007 and 14 in
2008, when the “Safety is Our First Value” initiative was first introduced. This encouraging improvement in safety was demonstrated by Great Noligwa’s achievement, during the third quarter, of 2 million fatality free shifts. This is the first time Great Noligwa has reached this milestone in its 40-year history. AngloGold
Ashanti remains committed to achieving zero fatalities.
The year was characterised by the progress made in the turnaround of key assets, though there remains much to do to realise the full potential of the portfolio. Initial implementation of AngloGold Ashanti’s business improvement programme yielded encouraging results at Geita, the Mponeng plant, Sunrise Dam, Siguiri and
AngloGold Ashanti Brasil Mineração. This programme is the technical component of Project One, the overarching strategy which will marry the company’s technical and planning capabilities with a more scientific and accountability-based approach to human resources management. The complexity of this programme is evidenced by its $35m budgeted cost and the 130-member, multi-disciplinary support team required for its implementation across the organisation. The potential value release, already demonstrated at the pilot sites, is many times that figure.
In 2010, the business improvement programme will be rolled out to an additional 12 sites, including:
Mponeng and Kopanang underground mines; the Iduapriem plant; Obuasi mine and plant; Cerro Vanguardia and Serra Grande mine and plants; the CC&V mine; TauTona and Moab Khotsong underground mines;
Navachab mine and plant; Great Noligwa uranium plant; and the Kopanang plant.
AngloGold Ashanti concluded the sale of Boddington during 2009 which resulted in the transfer of about
6.7Moz of Ore Reserves to Newmont Mining Corporation. After accounting for the Boddington sale,
AngloGold Ashanti recorded a 5% increase in Ore Reserves from 68.2Moz to 71.4Moz. AngloGold Ashanti’s share of the Kibali Ore Reserves, acquired with the purchase of a 45% share in Kibali gold project during the year, increased to 4.2Moz from the 2.48Moz attributable share in the initial study conducted by the previous owner.
Mineral Resources declined by 1% to 229.1Moz after the transfer of 11.9Moz for the Boddington sale. The
Kibali gold project added 8.9Moz to the overall Mineral Resource, offset by a 7.8Moz reduction at Obuasi due to a change in the underground model and a reassessment of surface sources, as well as a 3.2Moz drop at the Vaal River Surface Operations due to the lower uranium price.

OUTLOOK
First quarter production is expected to be 1.07Moz at a total cash cost of approximately $660/oz. This assumes an oil price of $75/barrel and average exchange rates of R7.70/$, BRL1.70/$, A$/$0.93 and
Argentinean peso 3.90/$.
AngloGold Ashanti’s annual production guidance for 2010 is 4.5Moz to 4.7Moz. This reflects the sale of Tau
Lekoa, cautious assumptions regarding the frequency of safety related stoppages in South Africa, and from
CC&V as the grade stabilises in 2010 which affected recoveries from the leach pad in 2009.
Capital expenditure for 2010 is estimated at US$1.0bn to US$1.1bn.
ONE-YEAR FORECAST – 2010
For the year ended 31 December
Forecast Expected
production
total cash
000 oz cost
$/oz
(1)
South Africa
(2)(3)
1,722 – 1,800 553 – 571
Namibia 96 – 100 600 – 628
Ghana 593 – 619 562 – 588
Guinea 295 – 308 527 – 552
Mali 265 – 277 663 – 695
Tanzania 339 – 354 833 – 872
Australia 381 – 398 901 – 943
Argentina 176 – 184 411 – 430
Brazil 419 – 437 424 – 444
United States of America 214 – 223 480 – 503
AngloGold Ashanti
4,500 – 4,700
590 – 615
(1)
Based on the following assumptions: R7.70/$, A$/$0.93, BRL1.70/$ and Argentinean peso 3.90/$; oil at $75 per barrel. The year on year increase in total cash costs is due to the unwinding of previously incurred deferred stripping charges, implementation of royalties in South Africa, higher power tariffs, escalation and stronger local operating currencies.
(2)
In South Africa, production assumes stable power supply from Eskom and 38 South African cents/Kwh. An increase in power tariffs of 35% has been considered.
(3)
Excludes Tau Lekoa
(4)
AngloGold Ashanti anticipates a discount to the spot gold price of 8% to 10% based on a gold price of
$950/oz to $1,250/oz
OTHER ILLUSTRATIVE ESTIMATES – 2010
For the year ended 31 December
$m
Depreciation and amortisation 700
Corporate costs, marketing and business improvement 210
Expensed exploration and pre-feasibilities 216
Interest and finance charges 120

OPERATING RESULTS FOR THE QUARTER
SOUTHERN AFRICA
SOUTH AFRICA
Great Noligwa’s gold production declined 19% from the previous quarter to 1,044kg (34,000oz), due mainly to safety-related stoppages, a seismic event and the scaling down of operations ahead of future optimisation initiatives. This strategy is designed to return the mine to profitability. Yield was 2% higher as a result of an increase in plant inventory release. Total cash costs rose 7% to R243,647/kg ($1,014/oz), mainly because of lower volumes mined. The rise in costs was partially offset by the switch to lower summer power tariffs as well as savings on major expenditure items. The adjusted gross loss was R56m ($8m), 2% lower than the previous quarter.
The LTIFR improved to 11.54 (13.88).
Kopanang’s gold production rose 11% to 3,177kg (102,000oz), due mainly to accessing of high grade raise lines and also stope-width reduction which helped increase yield by 14%. As a result, total cash costs declined by 13% to R96,085/kg ($400/oz). Adjusted gross profit improved by 64% to R345m ($46m), compared to R210m ($27m) in the prior quarter.
The LTIFR deteriorated to 13.34 (12.29).
Moab Khotsong’s production increased by 18% to 2,260kg (73,000oz), due primarily to a 27% increase in area mined as a result of improved face advance and face length. This is despite an 11% drop in yield to
8.88g/t. Total cash costs were 1% lower at R117,467/kg ($489/oz) as the higher production was offset by increased costs associated with the final labour build up, and higher service contractor costs. Adjusted gross profit rose 57% to R94m ($13m), compared to R60m ($8m) in the previous quarter.
The LTIFR improved marginally to 16.05 (16.17).
Tau Lekoa’s, production rose 8% to 1,044kg (34,000oz), due mainly to a 12% improvement in grade achieved by improving overall mining quality and reducing stoping widths. As a result, total cash costs fell
12% to R175,943/kg ($732/oz). Adjusted gross profit was R78m ($10m), compared to R23m ($3m) in the previous quarter.
The LTIFR deteriorated to 16.10 (14.61).
Vaal River Surface Operations’ production decreased by 8% to 1,127kg (36,000oz), due mainly to fewer tonnes treated and a 10% drop in grade. This resulted in a 9% increase in total cash costs to R110,207/kg
($459/oz). This was partially offset by a favourable gold-in-process adjustment caused by an inventory lockup. Adjusted gross profit was down 9% to R145m ($19m), compared to R160m ($21m) in the previous quarter.
The LTIFR deteriorated to 2.24 (0.55).
Mponeng’s production rose by 1% to 3,938kg (127,000oz), primarily due to a 1% increase in yield and inventory movements. Area mined was however 8% lower as a result of DMR stoppages. A depletion of lock-up in the plant resulted in total cash costs increasing by 2% to R95,372/kg ($397/oz). Adjusted gross profit was R524m ($70m), compared to R461m ($60m) in the previous quarter.
LTIFR deteriorated to 11.16 (9.32). The mine reported one fatality during the quarter.

Savuka remains constrained following a series of seismic events that occurred close to shaft infrastructure on 22 May 2009. Production doubled from these limited levels to 63kg (2,000oz), largely due to a 58%
increase in yield, as high value panels in the VCR horizon were mined. Rehabilitation work is progressing according to plan and return to normal production levels is anticipated in the second quarter of 2010. The adjusted gross loss reduced to R63m ($8m) compared to R87m ($11m) the previous quarter.
The LTIFR improved to 3.93 (12.76).
TauTona’s production declined by 67% to 765kg (25,000oz). Underground operations at the mine were suspended on 23 October 2009 to conduct inspection and shaft steel work rehabilitation along the shaft barrel. This pre-emptive safety measure, which followed an incident where a length of steel was dislodged and fell down the shaft, was undertaken in the final two months of 2009. Consequently, total cash costs rose to R346,655/kg ($1,443/oz). The adjusted gross loss was R186m ($25m), compared to a profit of R112m
($15m) in the previous quarter.
The LTIFR improved to 6.37 (16.06).
NAMIBIA
Navachab’s production improved by 6% to 17,000oz, mainly due to an improvement in yield from the higher-
grade Grid A. Volumes mined declined due to the harder blend of ore mined. Total cash costs increased by
19% to $730/oz because of higher contractor costs as well as gold-in-process and deferred stripping adjustments. Adjusted gross profit was $5m, compared to $3m in the previous quarter.
The LTIFR deteriorated to 2.62 (0.00).
CONTINENTAL AFRICA
GHANA
Iduapriem’s production increased by 4% to 54,000oz, with improvements in yield as a result of higher feed grade material mined but offset by lower throughput. Total cash costs increased by 4% to $515/oz mainly as a result of an increase in fuel prices, deferred stripping charges with lower stripping ratios and higher royalties resulting from the increase in the spot price. Adjusted gross profit increased to $26m from $16m in the prior period.
The LTIFR was 0.00 (0.78).
Obuasi’s production rose 5% to 97,000oz as a result of further improvements in grade-control management and an better recoveries following the installation of a new regrind mill. Total cash costs dropped 15% to
$567/oz after the insurance settlement from the previous quarter’s underground flooding more than offset higher wages. Adjusted gross profit more than tripled to $26m, from $8m in the prior quarter.
The LTIFR improved to 2.41 (2.46).
GUINEA
Siguiri’s production (85% attributable) was 3% lower at 77,000oz due to a 4% decrease in yield partially offset by a 1% improvement in tonnage throughput. Total cash costs increased by 27% to $636/oz, due mainly to higher royalty expenditure resulting from the increased spot price and an increase in waste stripping expenditure in line with the mining plan. Adjusted gross profit increased by 15% to $30m from $26m in the prior quarter.
LTIFR was 0.65 (0.66). The mine reported one fatality during the quarter.

MALI
Morila’s production (40% attributable) was 3% lower at 31,000oz due to lower tonnage throughput. Total cash costs rose 17% to $656/oz due to the lower production, higher royalty expenditure resulting from the increased spot price, an increase in fuel prices and increased consumable stores cost. Adjusted gross profit increased by $2m to $13m.
LTIFR was 0.00 (0.00).
Sadiola’s attributable production (increased to 41% from 38% effective 29 December 2009) was maintained at 32,000oz. Total cash costs increased by 20% to $640/oz due to an 11% increase in throughput and a 9%
decline in grade coupled with higher fuel costs as well as higher royalty expenditure resulting from the increased spot price. Adjusted gross profit increased by $2m to $12m.
The LTIFR was 0.00 (0.00).
Yatela’s production (40% attributable) increased by 27% to 28,000oz, with a material increase in tonnage stacked. Total cash costs increased to $382/oz due to the non-recurring previous quarter’s gain from stockpile credits. Adjusted gross profit increased to $17m from $14m in the prior quarter.
The LTIFR was 0.00 (0.00).
TANZANIA
Geita’s gold production declined by a marginal 2% to 81,000oz. Total cash costs increased by 19% to
$1,055/oz as a result of a 5% decline in yield, 3% more tonnage treated and an increase in waste stripping costs. The adjusted gross loss was $13m compared to a loss of $8m in the previous quarter.
The LTIFR was 0.00 (0.00).
AUSTRALASIA
AUSTRALIA
Sunrise Dam’s gold production increased by 5% to 107,000oz due to a 4% increase in yield offset slightly by lower tonnage throughput. Total cash costs increased by 19% to A$920/oz ($836/oz), largely due to deferred waste being expensed during the quarter. Adjusted gross profit was A$12m, ($11m) compared to
A$15m ($12m) in the previous quarter.
LTIFR was 0.00 (2.28).
SOUTH AMERICA
ARGENTINA
Cerro Vanguardia’s production (92.5% attributable) was flat at 47,000oz. As a result, total cash costs rose
1% to $339/oz from the previous quarter mainly due to a decrease in the by-product credit from a decline in silver sales. Adjusted gross profit was $19m, compared to $29m the previous quarter.
The LTIFR was 0.00 (3.88).

BRAZIL
AngloGold Ashanti Brasil Mineração’s production rose 8% to 97,000oz as a result of increased throughput at Cuiabá and Lamego. Total cash costs rose 26% to $419/oz, due to the stronger Brazilian real, lower prices for acid by-product, higher labour and maintenance costs which were partly negated by the benefit of higher production. Adjusted gross profit rose to $46m, compared to $41m in the previous quarter.
The LTIFR improved to 1.14 (2.37).
Serra Grande’s production (50% attributable) rose 35% to 27,000oz, reflecting higher grades and improved recoveries as additional leaching tanks became available at the end of September. Total cash costs fell by
24% to $337/oz, reflecting the higher production and lower inflation, which more than offset higher service costs and the stronger Brazilian real. Adjusted gross profit was $14m, compared to $7m in the previous quarter.
The LTIFR was 0.00 (1.32).
NORTH AMERICA
UNITED STATES OF AMERICA
At Cripple Creek & Victor gold production increased 4% to 56,000oz due to pad phase timing and the pH balance of the pad. Total cash costs rose 7% to $420/oz as higher cost ounces were placed on the pad partially offset by efficiencies in the use of lime and cyanide. Adjusted gross profit was $28m compared to
$22m in the prior quarter due to higher gold price.
The LTIFR improved to 3.80 (6.15).
Notes:
· All references to price received includes realised non-hedge derivatives.
· All references to “Adjusted gross profit (loss)” refers to gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts and excludes hedge buy-back costs.
· In the case of joint venture and operations with non-controlling interests, all production and financial results are attributable to
  AngloGold Ashanti.
· Rounding of figures may result in computational discrepancies.

Review of the Gold Market
1. GOLD PRICE MOVEMENT AND INVESTMENT MARKETS
1.1.   Gold price data
After breaching the psychologically significant $1,000/oz level for a brief period in the third quarter, the gold price traded comfortably above this mark for the entire fourth quarter during which it averaged $1,100/oz. This represented a 15% increase on the previous quarter. The price appreciated 26% from its opening levels of $872/oz at the beginning of 2009 to close the year at
$1,102/oz.
It was at the beginning of November that the rally was most pronounced, spurred by the Reserve
Bank of India’s purchase of 200t of bullion from the International Monetary Fund’s sales quota. The purchase surprised the market as India had not been viewed as a likely buyer and it proved the catalyst that drove the price to new heights.
The peak of $1,226/oz in early December corresponded with record combined investment holdings of 56.6Moz held by exchange traded funds and a record speculative long position on the COMEX division of the New York Mercantile Exchange and the Chicago Board of Trade of almost 33Moz.
This rally did not, however, coincide with record lows in the dollar, as one might have expected.
Instead, the dollar traded in a tight range between $1.47 and $1.51/Euro, helping propel gold to a record Euro812/oz.
This upward march in prices took place against a backdrop of continued economic uncertainty. In
December, fears over the creditworthiness of certain European member states resurfaced while
Dubai flirted with default. This boosted the relative strength of the dollar, which gained another fillip from positive jobs data in the United States. The US dollar ended the quarter at $1.429/Euro, a 6%
gain from its lows of the quarter. Gold meanwhile closed 10% off its quarterly high at $1,102/oz.
1.2.   Official Sector
The central banks of Sri Lanka and Mauritius joined India in adding to their gold reserves during the quarter. The Mauritian central bank bought 2t from the IMF, while Sri Lanka said it had bought 10t of gold as part of an ongoing initiative to increase its reserves. Since the renewal of the Central
Bank Gold Agreement in September, there have been only two tonnes of disposals from member signatories in the first quarter of this third agreement.
1.3.   Producer de-hedging
Barrick Gold Corp eliminated the last of their hedge commitments during the fourth quarter following their announcement in August of their intention to do so. The completion of the hedge close-out which was announced on 1 December, required the purchase of about 5Moz.
1.4.   Currencies
Emerging markets were the beneficiaries of strong metals and commodity prices and remained the focus of investors eager to earn yield.
The South African rand continued its strengthening trend during the fourth quarter, shaking off a short-lived bout of weakness between late October and early November where it slipped by 10%
against the dollar. The rand soon recouped these losses and averaged R7.47/$ during the fourth quarter, a further 4% appreciation on the previous quarter. The rand gained 21% against the dollar during the year.

The Brazilian real also continued its appreciation against the greenback. Lawmakers in Brazil were sufficiently concerned about the effects of the stronger currency to levy a tax on foreign purchases of domestic stocks and securities. This did little to deter speculative inflows as the real gained an average 7% from the previous quarter. The currency gained 25% over the year.
The Australian dollar rose to a peak of A$/$0.94, reflecting the healthy state of the economy. The
Reserve Bank of Australia started tightening monetary policy, hiking rates 0.25% each month during the fourth quarter. The currency averaged A$/$0.91 for the fourth quarter, almost 10%
stronger than its third quarter average. The A$ appreciated 28% over the course of 2009 against its
US counterpart.
2. PHYSICAL DEMAND
2.1.   Jewellery Sales
While the negative trend of the first nine months continued in most major markets during the fourth quarter, there were some areas of growth around the festive season.
The crucial Indian market remained under pressure in the fourth quarter although there was some good news. Gold imports during the period exceeded those of the same quarter a year earlier.
India’s gold jewellery trade benefitted from a relatively good Diwali, which is a traditional gifting occasion. Disposable income increased during the period after bonuses were paid across the massive Indian public sector. The strong Diwali sales are all the more heartening considering a difficult 2009 monsoon season, which depressed sales. The Rupee gold price remains very high at over INR17,500/oz, which continues to dampen demand. Consumers appear to have accepted the new, much higher, price floor but many are making only essential wedding purchases until the economy stabilises. Jewellers are following the trend prevalent among producers of fast moving consumer goods of decreasing the weight of product rather than raising prices.
China continues to outperform other key jewellery markets. Still, sales in the fourth quarter were flat or slightly better than the same period in 2008. Consumers continue to prefer the investment appeal of pure gold jewellery. In covering the financial crisis, the Chinese media repeatedly featured stories on the gold price and consumers continue to take note, with ‘smart’ shoppers limiting their jewellery purchases to pure gold.
The market in the United States finally experienced much-needed good news as fourth quarter jewellery sales beat expectations with a 7% year-on-year increase. Interestingly, the improvement in jewellery sales over the holiday season exceeded that of the luxury sector, another major laggard during the recession.
The global economic recession continued to harm the Middle Eastern jewellery market. Egypt’s jewellery sales slumped by as much as 32% year-on-year and the United Arab Emirates fell 30%.
The crucial UAE tourist industry, which has been depressed throughout the year, showed a welcome improvement this quarter. This helped jewellery sales and left retailers more bullish about
2010, with many increasing inventories for the first time in months. In Saudi Arabia, fourth-quarter sales were depressed on the back of continued pressure on consumers resulting from the recession and also a weaker than normal Hajj period. Gold jewellery demand fell by approximately
35% year-on-year.
2.2.   Investment Market
Interestingly, at the end of 2009 gold investment demand exceeded gold jewellery demand for the first time since the gold price reached a record price of $850/oz in 1980.
In India, the fourth quarter saw strong coin sales continue the trend established in the first three quarters of the year. Gold-based mutual funds also saw increased deposits. For many Indian consumers, who already hold substantial gold assets, there is no clear investment case for adding gold to their portfolios at the current high price. India is unique in this regard as it has a far bigger existing gold supply, held by a bigger pool of people, than any other gold market.

The US market continued its rally with the case for gold investment gaining traction with both retail investors and institutions. The fourth quarter saw healthy demand for bars, coins and Exchange
Traded Funds (ETFs). The GLD ETF represents approximately $66bn of direct investment in the gold market. There is now also talk of significant bar purchases by some of the larger buyers which are opting for bullion rather than paying the storage and management fees charged by the ETF issuers.
China’s retail gold investment outpaced jewellery demand with a 10% year-on-year gain in the fourth quarter. The traditional Chinese gold jewellery market is 24 carat, therefore jewellery demand - which includes an investment motivation - still exceeds gold investment demand by a factor of four to one.
Gold investment demand in the Middle East remains the most moribund of all major regional markets. In the United Arab Emirates, the decline in coin and bar hoarding mirrors the decline in jewellery demand, with a 30% slump. Many jewellers and key retail investors did not stock bars or coins due to price volatility and low margins. In Egypt, bar and coin demand was poor, at an estimated 250kg during the quarter, while bullion imports were low. Scrap supply slowed despite the high gold price as traders were wary of price volatility.

Hedge position
As at 31 December 2009, the net delta hedge position was 3.49Moz or 108t (at 30 September 2009: 3.93Moz or 122t),
representing a further reduction of 0.44Moz for the quarter. The total commitments of the hedge book as at 31 December
2009 was 3.9Moz or 121t, a reduction of 0.4Moz from the position as at 30 September 2009.
The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.18bn (negative
R16.18bn), increasing by $0.34bn (R2.35bn) over the quarter. This value was based on a gold price of $1,101.95/oz, exchange rates of R7.4350/$ and A$/$0.8967 and the prevailing market interest rates and volatilities at that date.
As at 16 February 2010, the marked-to-market value of the hedge book was a negative $2.11bn (negative R16.21bn), based on a gold price of $1,112.45/oz and exchange rates of R7.6910/$ and A$/$0.8952 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
The following table indicates the group’s commodity hedge position at 31 December 2009
Year
2010
2011
2012
2013
2014
2015
Total
US DOLLAR/GOLD
Forward contracts
Amount (oz) *(435,142) 60,000 122,500 119,500 91,500 *(41,642)
US$/oz *$909
$227              $418             $477              $510
*$5,457
Put options sold Amount (oz) 475,860 148,000 85,500 60,500 60,500 830,360
US$/oz $929
$623              $538             $440             $450
$764
Call options sold Amount (oz) 1,065,380 776,800 811,420 574,120 680,470 29,000 3,937,190
US$/oz $619 $554 $635 $601 $604 $670 $605
RAND/GOLD
Forward contracts
Amount (oz) **(40,000) **(40,000)
ZAR/oz R7,223 R7,223
Put options sold Amount (oz) 40,000 40,000
ZAR/oz R7,475 R7,475
Call options sold Amount (oz) 40,000 40,000
ZAR/oz R8,175 R8,175
A DOLLAR/GOLD
Forward contracts
Amount (oz) 100,000 100,000
A$/oz A$646 A$646
Call options purchased Amount (oz) 100,000 100,000
A$/oz A$712 A$712
*** Total net gold: Delta (oz) (436,666) (789,849) (863,406) (651,962) (719,638)
(26,258)     (3,487,779)
Committed (oz) (630,238) (836,800) (933,920) (693,620) (771,970) (29,000) (3,895,548)
*
Represents a net long position and net short US Dollars resulting from both forward sales and purchases for the period.
**
Represents a net long position resulting from both forward sales and purchases.
***
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2009.
Fair value of derivative analysis by accounting designation at 31 December 2009
Figures in millions
Cash flow hedge
accounted
Non-hedge
accounted
Total
US Dollar
Commodity option contracts – (1,987) (1,987)
Forward sale commodity contracts (37) (158) (195)
Interest rate swaps
–                           (13)                          (13)
Total hedging contracts
(37)
(2,158)
(2,195)
Embedded derivatives
–                             (1)                           (1)
Warrants on shares
–                               5
                             5
Option component of convertible bond – (175) (175)
Total derivatives
(37)
(2,329)                      (2,366)
Credit risk adjustment
–                         (150)                         (150)
Total derivatives - before credit risk adjustment
(37)
(2,479)
(2,516)
Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure during the fourth quarter, inclusive of expenditure at equity accounted joint ventures, was $71m ($29m brownfields, $25m greenfields, $17m studies), compared with $55m ($22m brownfields, $29m greenfields, $4m studies) in the previous quarter.
BROWNFIELDS EXPLORATION
In South Africa, surface drilling continued in the Project Zaaiplaats area. MMB5 deflection 5, intersect the
Jersey Fault. Deflection 7 is now being drilled to intersect the Vaal Reef. MZA9 continued drilling a long deflection but technical issues resulted in deflection 19 being stopped. Deflection 23 is now being drilled and the first reef intersection is now expected in May 2010. The long deflection from MGR6 continued drilling and the hole is currently at a depth of 2,397m. The Vaal Reef is expected to be intersected in July 2010.
Progress on MGR8 was slow due to weak rock formations. The hole is currently at 3,020m and a reef intersection is anticipated in February 2010.
In the Western Ultra Deep Levels area, UD51 intersect a partly artesian fracture system and this has significantly reduced the advance. The hole is currently at a depth of 2,796m and a Ventersdorp Contact reef intersection is expected in June 2010.
At Obuasi in Ghana, no drilling was undertaken on 50 Level due to flooding. Once dewatering is complete rehabilitation of the planned drill sites will be required prior to the recommencement of drilling operations.
In Argentina, Mineral Resource definition drilling continued on the Osvaldo Diez, El Trio and Laguna Veins.
Underground definition drilling continued at Osvaldo Diez.
Sampling, mapping and geological recognisance continued in the Volcan Area and the aeromagnetic survey of the sector started with some interesting structural trends identified. The survey was delayed by an unfortunate helicopter incident which damaged the probe.
In Australia, at Sunrise Dam, drilling continued to infill and extend both surface and underground lodes.
Underground targets included GQ, Cosmo, Dolly and extensions to all these bodies. Surface targets included the paleochannel, Golden Delicious, Neville and the north ramp. Opportunities have also been identified for other open pittable satellite targets and drilling has started at Wilga.
In Brazil, at the Córrego do Sítio Sulphide Project, drilling continued with 3,975m being drilled from surface,
8,299m drilled from underground and 1,047m of underground development. At the Lamego project, 2,721m of surface drilling and 1,137m of underground development were completed. For Cuiabá, 4,278m of drilling was completed. At Serra Grande drilling focused on the Cajuerio, Pequizão and Palmeiras targets. During the quarter drilling with the Devidrill system was successfully tested.
At Kibali in the Democratic Republic of the Congo, a review of the structural and lithological controls on mineralisation was completed over the KCD deposit. Drilling also concentrated on investigating the possible linking of the KCD deposit with Gorumbwa at depth.
Work focused on:
•
resource drilling (44 holes completed, 8,484m);
• core review of selected KCD holes (60 holes) and geological modelling;
• surface mapping of the KCD – Gorungwa areas;
•
the completion of two diamond drill holes (1,556m) in the KCD – Gorumbwa gap;
• on-going soil geochemistry over the block 1, west of KCD, 4 new anomalies identified;
• sampling of the old Durba mill (251 samples); and
•
first pass geological aeromagnetic interpretation.

At Mongbwalu, a programme of diamond drilling commenced during the fourth quarter, with six PQ sized holes being completed to enable sample collection for metallurgical test work. In addition the first of ten diamond drill holes was completed as part of the geotechnical sampling programme. A further 1,230m of geotechnical drilling is planned to be completed early in the first quarter of 2010. This will be followed by an
RC and diamond drilling infill drilling programme to allow the upgrading of the current Inferred Mineral
Resource to Indicated status in support of the small scale mine feasibility study.
At Siguiri in Guinea, work was completed on the Sintroko South Extension, the Combined Pits area,
Komatigiuya and Sintroko. The Komatigiuya target represents a significant new discovery. Work continues in the Tubani area with infill drilling between the marginal ore stockpile and pit.
IP Geophysical equipment arrived on site and a test self-potential (SP) survey over Sintroko South was completed. Results are promising with IP anomalies co-incident with known mineralisation. Future surveys will include Tubani and the rest of the Sintroko area.
At Geita in Tanzania, IP geophysical surveys were carried out on Area 3 but have been put on hold until
January 2010 in order to support the core re-boxing and re-logging programmes and the gyro-survey teams working on the NY7 infill drilling programme.
The original Central Thrust Ramp geological modeling programme has been redesigned to focus on the
Nyankanga deposit. At the end of the quarter a total of 45,848m have been relogged and modeling is ongoing.
The infill drilling programme at Nyankanga Cut 7 was completed in December. A total of 16,727m was drilled. Logging and sampling should be completed in January 2010.
At Yatela in Mali, drilling continued with the aim of extending the life of the Yatela and Alamoutala open pits.
Results to date have been encouraging and remodeling of the ore bodies, which is ongoing, is expected to increase the mine life. A further 7,500m of drilling has been approved to extend this work in 2010.
The Sadiola Deeps infill drilling commenced in December with two diamond drill holes (582m) and three RC holes (560m) being completed. Further drilling was also undertaken to infill the FE3/FE4 pit gap, and all holes have been sampled and submitted for assay, results are awaited.
Due to the seasonal weather conditions, the ground gravity survey was suspended and will recommence in
January 2010. A high resolution aeromagnetic and radiometric survey was completed over the Sadiola and
Yatela mining lease areas.
At Navachab in Namibia, the on mine exploration drilling programme concentrated on the North Pit 2
Footwall vein extensions. Off mine drilling was conducted on both the Klipspringer and Steenbok/Starling targets. Assay results from these programmes are awaited. A gradient IP survey was completed over the
Anomaly 16 prospect. The results indicate the potential for significant sulphide mineralisation and several drill targets were recommended.
At Cripple Creek & Victor in the United States of America, resource extension drilling continued during the quarter. Drilling and studies continue to quantify the potential of the high grade Mineral Resource.
Metallurgical testing of high grade material is underway and further metallurgical test drilling has been planned.
ANGLOGOLD ASHANTI / DE BEERS JOINT VENTURE
During the quarter, a memorandum of understanding was signed with Seafield Resources and drilling off the west coast of South Island, New Zealand (Seafield Venture) is planned to start this quarter.

GREENFIELDS EXPLORATION
Greenfield exploration activities were undertaken in Australia, the Americas, China, Southeast Asia, Sub-
Saharan Africa, Russia, the Democratic Republic of the Congo and the Middle East & North Africa. A total of
36,802m of diamond, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia, Colombia and Canada.
Work continued on the feasibility study for the Tropicana Gold Project in Australia while environmental approvals required for open pit mining were sought. Exploration continued throughout the tenement package while targets close to the proposed gold operation were prioritized. AngloGold Ashanti owns 70% of the project and Independence Group owns the rest.
Drilling about 550m northeast of the proposed Tropicana pit returned results of 7m @ 2.1g/t gold from 141m and 14m @ 3.49g/t gold from 176m. Significantly, these intersections from the same hole may represent the faulted northern continuation of the Tropicana ore body. Encouraging results were also obtained to the south of the proposed Havana pit at the Havana South zone and Crouching Tiger prospects. In Havana South, significant intersections included 13m @ 2.37g/t gold from 317m and 21m @ 2.50g/t gold from 202m. RC drilling at Crouching Tiger intersected 8m @ 2.83g/t gold from 134m.
In more regional exploration, significant aircore results were returned from Black Dragon, 30km from the
Tropicana – Havana resource, including 4m @ 0.6g/t gold from 40m. At Tumbleweed, 10km north of
Tropicana, aircore drilling returned 8m @ 0.81g/t gold from 56m. These results confirm the anomalous zones identified by previous significant aircore intersections and extend the potential size of the targets. At Voodoo
Child, 50km north of Tropicana, aircore drilling intersected 17m @ 2.25g/t gold from 3m. Infill aircore drilling and follow-up reverse circulation drilling are planned for these prospects in 2010.
The Viking project, which spans about 11,000 square kilometres and includes 6,200 square kilometres of granted exploration licences, is southwest of the joint venture area and within the Albany-Fraser foreland tectonic setting that hosts the Tropicana deposit. Surface geochemical sampling continued throughout the quarter and an airborne magnetic-radiometric survey was completed.
Greenfields exploration in the Americas was active in Colombia, Brazil, and Canada. In Colombia, 688.6 m of Phase III drilling at one project with the rest of the work focused on regional reconnaissance and follow-up exploration. In Brazil, the exploration team initiated various reconnaissance programmes in unexplored areas. In Canada, projects in the Laurentian and Commander Resources JV’s were advanced to drill stage.
In China, a soil sampling programme across the Jinchanggou tenements, designed to identify similar high-
grade zones to those delineated in this year’s trenching programme, was completed. Soil sampling ended in early December, final results were obtained later that month and analysis of the results is ongoing. The three new applications in the Junggar Belt of NE China are pending approval from the Provincial Department of
Land and Resources.
In Southeast Asia, project-generation activities and specific evaluations continued in a number of areas across the region. In the Solomon Islands two joint venture agreements were signed with XDM Resources under which AngloGold Ashanti can earn a 51% participating interest in two separate projects, by spending
US$10m in total. A further 19% interest in each area can be earned by the successful completion of a bankable feasibility study. AngloGold Ashanti has agreed to complete a C$3.3m initial private placement in
XDM Resources and may also exercise a further C$3.98m. Field mapping, auger soil sampling, rock chip sampling and petrological studies have commenced.

In Sub-Saharan Africa, AngloGold Ashanti and Canada’s Dome Ventures Corp entered into a joint venture agreement over Domes’ 100% owned Mevang and Ndjole licences in Gabon, covering a combined
4,000 square kilometers. AngloGold also staked the “Ogooue” prospect covering 8,295 square kilometers of similar geology and concluded a transaction for the Mimongo and Koumaneyoung licences. Collectively, this area is referred to as the “Gabon Gold Project” and totals approximately 16,501 square kilometers.
In the Democratic Republic of the Congo, negotiations continued with the Government to secure concession licenses and are expected to be concluded in early 2010. Drilling recommenced in November and a total of 1,108m in 10 holes was completed for metallurgical test work at the Mongbwalu Resource area, while field mapping continued along strike from the deposit. Mapping was completed at Mosaba Hill, southwest of Mongbwalu and Kopatele, southwest of Nzebi.
In the Middle East & North Africa, the strategic alliance between AngloGold Ashanti and Thani Investments has identified several promising projects in the Arabian Nubian Shield.

Mineral Resource and Ore Reserve
Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC
Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting
of Mineral Resources and Mineral Reserves (SAMREC 2000 Code). Mineral Resources are inclusive of the
Ore Reserve component unless otherwise stated.
MINERAL RESOURCES
When the 2008 Mineral Resource is restated to exclude the sale of Boddington (11.9Moz) and the purchase of Kibali (10.1Moz) the Mineral Resource is reduced from 241.0Moz to 239.2Moz. The total Mineral
Resources decreased from 239.2Moz in 2008 to 226.7Moz in December 2009. A year-on-year decrease of
6.3Moz (3%) occurred before the subtraction of depletion and a decrease of 12.5Moz (5%) after the subtraction of depletion.
It should be noted that the changes in economic assumptions from 2008 to 2009 resulted in the Mineral
Resource decreasing by 2.8Moz whilst exploration and modelling resulted in an increase of 3.5Moz. The remaining loss of 6.9Moz resulted from various other reasons. Depletions from the Mineral Resource for
2009 totalled 6.2Moz.
Moz
Mineral Resources as at 31 December 2008
241.0
Sale of Boddington
(11.9)
Acquisition of Kibali
10.1
Restated 2008 Mineral Resources
239.2
Reductions
Obuasi
Predominantly due to changes in the underground resource models and a re-assessment of the surface resources. This reduction does not impact on the Ore Reserve
(7.8)
Vaal River Surface
(VRGO)
Reductions due to lower uranium price (3.2)
Geita Predominantly due to depletion, model updates and increase in costs (1.4)
Kibali
Conversion of Inferred to Indicated Mineral Resource resulted in losses
(1.2)
West Wits Surface Reductions due to lower uranium price (1.2)
Other Total of non-significant changes (4.0)
Additions
Moab Khotsong
Gains due to exploration resulting in an increase in confidence and grades
2.2
Other Total of non-significant changes 4.1
Mineral Resources as at 31 December 2009
226.7
Mineral resources have been calculated at a gold price of US$1,025/oz (2008: US$1,000/oz) .
Rounding of figures may result in computational discrepencies.

ORE RESERVES
When the 2008 Ore Reserve is restated to exclude the sale of Boddington (6.7Moz) and the purchase of
Kibali (2.5Moz), the 2008 Ore Reserve is reduced from 74.9Moz to 70.7 Moz. Using the restated figure, the total AngloGold Ashanti Ore Reserves increased from 70.7Moz in 2008 to 71.4Moz in December 2009. A year-on-year increase of 6.0Moz (8%) occurred before the subtraction of 5.2Moz for depletion, resulting in an increase of 0.8Moz (1%) after the subtraction of depletion.
It should be noted that the changes in the economic assumptions from 2008 to 2009 resulted in the Ore
Reserve increasing 3.2Moz while exploration and modelling resulted in a further increase of 2.7Moz.
Moz
Ore Reserves as at 31 December 2008
74.9
Sale of Boddington
(6.7)
Acquisition of Kibali
2.5
Restated 2008 Ore Reserves
70.7
Reductions
Great Noligwa
Northern portion of mine was removed from plan to ensure
profitability
(1.0)
Kopanang
Reduction due to mine design changes plus slightly lower MCF, also changes in geological structure, facies and evaluation model
(0.7)
Cripple Creek & Victor Adjustment due to heap leach reconciliation issues (0.6)
Other Total of non-significant changes (2.3)
Additions
Tropicana
First Ore Reserve reported for Tropicana - based on Enhanced
Feasibility Study and Owner Mining
2.3
Kibali
New acquisition (2.5Moz) and underground Ore Reserve additions
(1.7Moz)
1.7
Sadiola
Deep Sulphides Ore Reserve included and ownership increased
from 38% to 41%
1.0
Other Total of non-significant changes 0.4
Ore Reserves as at 31 December 2009
71.4
Ore reserves have been calculated using a gold price of US$800/oz (2008: US$720/oz).
Rounding of figures may result in computational discrepancies.
BY-PRODUCTS
Several by-products are recovered as a result of the processing of gold Ore Reserves. These include
17,000t of uranium oxide from the South African operations, 409,000t of sulphur from Brazil and 34.9Moz of silver from Argentina. Details of by-product Mineral Resources and Ore Reserves are given in the Mineral
Resource and Ore Reserve Report 2009, which will be available on or about 26 March 2010 either on the corporate website, www.AngloGoldAshanti.com, or on request from the contacts detailed at the end of this report.

EXTERNAL AUDIT OF MINERAL RESOURCE
During the course of the year and as part of the rolling audit programme, AngloGold Ashanti’s 2009 Mineral
Resources at the following operations were submitted for external audit by the Australian based company
Quantitative Group (QG):
•
Carbon Leader at Mponeng, TauTona and Savuka mines;
• Navachab – Main Pit;
• Geita – Nyankanga;
• Obuasi – KMS Deep;
• Siguiri – Project Area 1;
• Sadiola – Deep Sulphide;
• Sunrise Dam – Underground; and
• Brasil Mineração – Cuiabá.
The company has been informed that the audit identified no material shortcomings in the process by which
AngloGold Ashanti's Mineral Resources were evaluated. It is the company's intention to continue this process so that each of its operations will be audited every three years on average.
COMPETENT PERSONS
The information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves is
based on information compiled by the Competent Persons. These individuals are identified in the report. The
Competent Persons consent to the inclusion of Exploration Results, Mineral Resources and Ore Reserves
information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of exploration results, Mineral Resources and Ore Reserves. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and
Ore Reserve Steering Committee. Accordingly, the Chairman of the Mineral Resource and Ore Reserve
Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM,
assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.

MINERAL RESOURCES BY COUNTRY (ATTRIBUTABLE)
as at 31 December 2009
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Measured 30.37 14.18
430.77              13.85
Indicated 300.55 7.59 2,281.63 73.36
Inferred 42.24 13.51 570.45 18.34
Total
373.16
8.80
3,282.85
105.55
Namibia
Measured 17.24 0.78
13.46                 0.43
Indicated 66.84 1.24 82.57 2.65
Inferred 18.53 1.07 19.92 0.64
Total
102.60
1.13
115.95
3.73
Democratic Republic of the Congo
Measured 0.00 —
0.00                 0.00
Indicated 59.17 3.29 194.93 6.27
Inferred 31.82 4.61 146.79 4.72
Total
90.99
3.76
341.72
10.99
Ghana
Measured 80.21 4.98
399.77               12.85
Indicated 72.39 3.86 279.66 8.99
Inferred 98.44 3.88 382.02 12.28
Total
251.04
4.23
1,061.45
34.13
Guinea
Measured 36.58 0.68
24.73                 0.80
Indicated 130.15 0.85 110.34 3.55
Inferred 78.22 0.89 69.85 2.25
Total
244.95
0.84
204.92
6.59
Mali
Measured 18.34 1.46
26.86                 0.86
Indicated 37.23 1.82 67.80 2.18
Inferred 20.89 1.77 36.94 1.19
Total
76.46
1.72
131.59
4.23
Tanzania
Measured 0.00 —
0.00                 0.00
Indicated 87.70 3.46 303.46 9.76
Inferred 13.03 4.04 52.63 1.69
Total
100.73
3.54
356.10
11.45
Australia
Measured 34.10 1.87
63.60                 2.04
Indicated 38.83 2.88 111.97 3.60
Inferred 15.34 3.01 46.13 1.48
Total
88.26
2.51
221.69
7.13
United States of America
Measured 280.80 0.82
231.03                 7.43
Indicated 194.55 0.73 142.71 4.59
Inferred 73.12 0.73 53.58 1.72
Total
548.46
0.78
427.31
13.74
Argentina
Measured 12.00 1.78
21.37                 0.69
Indicated 22.70 3.38 76.62 2.46
Inferred 6.16 3.71 22.82 0.73
Total
40.85
2.96
120.81
3.88
Brazil
Measured 11.24 6.49
72.93                 2.34
Indicated 15.16 6.02 91.28 2.93
Inferred 30.53 6.76 206.35 6.63
Total
56.93
6.51
370.56
11.91
Colombia
Measured 0.00 —
0.00                 0.00
Indicated 15.16 0.93 14.18 0.46
Inferred 402.51 1.00 401.40 12.91
Total
417.67
0.99
415.57
13.36
Total
Measured 520.88 2.47
1,284.51               41.30
Indicated 1,040.43 3.61 3,757.14 120.79
Inferred 830.81 2.42 2,008.87 64.59
Total
2,392.12
2.95
7,050.53
226.68
Rounding of figures may result in computational discrepencies.

ORE RESERVES BY COUNTRY (ATTRIBUTABLE)
as at 31 December 2009
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Proved 8.80 8.13
71.60                  2.30
Probable 213.96 4.16 890.80 28.64
Total
222.76
4.32
962.40
30.94
Namibia
Proved 9.85 0.93
9.12                  0.29
Probable 32.40 1.28 41.42 1.33
Total
42.25
1.20
50.55
1.63
Democratic Republic of the Congo
Proved 0.00 —
0.00                  0.00
Probable 28.71 4.48 128.65 4.14
Total
28.71
4.48
128.65
4.14
Ghana
Proved 40.29 3.36
135.34                  4.35
Probable 51.31 4.66 239.31 7.69
Total
91.60
4.09
374.65
12.05
Guinea
Proved 30.83 0.64
19.59                  0.63
Probable 87.85 0.86 75.99 2.44
Total
118.67
0.81
95.58
3.07
Mali
Proved 9.24 1.99
18.35                  0.59
Probable 18.96 2.02 38.32 1.23
Total
28.21
2.01
56.67
1.82
Tanzania
Proved 0.00 —
0.00                  0.00
Probable 47.36 3.33 157.57 5.07
Total
47.36
3.33
157.57
5.07
Australia
Proved 23.63 2.24
53.00                  1.70
Probable 25.72 2.82 72.63 2.34
Total
49.35
2.55
125.63
4.04
United States of America
Proved 99.82 0.92
92.29                  2.97
Probable 46.40 0.89 41.17 1.32
Total
146.22
0.91
133.47
4.29
Argentina
Proved 10.76 1.37
14.78                  0.48
Probable 9.64 4.53 43.66 1.40
Total
20.40
2.86
58.44
1.88
Brazil
Proved 6.67 5.90
39.37                  1.27
Probable 7.30 5.37 39.21 1.26
Total
13.97
5.63
78.58
2.53
Total
Proved 239.89 1.89
453.45                  14.58
Probable 569.61 3.11 1,768.73 56.87
Total
809.50
2.75
2,222.19
71.44
Rounding of figures may result in computational discrepencies.

MINERAL RESOURCES BY COUNTRY (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVES
as at 31 December 2009
Category
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Contained
gold
Moz
South Africa
Measured 22.89 14.34
328.17                10.55
Indicated 100.15 11.48 1,149.86 36.97
Inferred 21.11 15.73 332.07 10.68
Total
144.15
12.56
1,810.10
58.20
Namibia
Measured 7.39 0.59
4.34                  0.14
Indicated 34.43 1.19 40.99 1.32
Inferred 18.53 1.07 19.92 0.64
Total
60.35
1.08
65.24
2.10
Democratic Republic of the Congo
Measured 0.00 —
0.00                   0.00
Indicated 30.46 2.18 66.28 2.13
Inferred 31.82 4.61 146.79 4.72
Total
62.28
3.42
213.07
6.85
Ghana
Measured 27.08 5.05
136.86                   4.40
Indicated 34.89 3.99 139.29 4.48
Inferred 53.62 3.86 206.88 6.65
Total
115.58
4.18
483.02
15.53
Guinea
Measured 3.75 0.78
2.93                   0.09
Indicated 45.56 0.86 39.30 1.26
Inferred 78.22 0.89 69.85 2.25
Total
127.52
0.88
112.07
3.60
Mali
Measured 4.86 0.79
3.85                  0.12
Indicated 20.27 1.58 32.05 1.03
Inferred 20.89 1.77 36.94 1.19
Total
46.02
1.58
72.84
2.34
Tanzania
Measured 0.00 —
0.00                  0.00
Indicated 43.22 3.21 138.72 4.46
Inferred 13.03 4.04 52.63 1.69
Total
56.24
3.40
191.35
6.15
Australia
Measured 1.70 1.36
2.32                  0.07
Indicated 13.11 3.00 39.34 1.26
Inferred 15.34 3.01 46.13 1.48
Total
30.15
2.91
87.79
2.82
United States of America
Measured 180.98 0.77
138.73                   4.46
Indicated 148.15 0.69 101.53 3.26
Inferred 68.65 0.74 50.77 1.63
Total
397.78
0.73
291.04
9.36
Argentina
Measured 2.29 3.08
7.06                  0.23
Indicated 16.04 2.17 34.80 1.12
Inferred 6.16 3.71 22.82 0.73
Total
24.49
2.64
64.68
2.08
Brazil
Measured 4.31 6.41
27.63                  0.89
Indicated 8.20 5.77 47.29 1.52
Inferred 29.45 6.81 200.66 6.45
Total
41.96
6.57
275.57
8.86
Colombia
Measured 0.00 —
0.00                  0.00
Indicated 15.16 0.93 14.18 0.46
Inferred 402.51 1.00 401.40 12.91
Total
417.67
0.99
415.57
13.36
Total
Measured 255.24 2.55
651.88                20.66
Indicated 509.64 3.62 1,843.61 59.27
Inferred 759.32 2.09 1,586.84 51.02
Total
1,524.20
2.68
4,082.34
131.25
Rounding of figures may result in computational discrepencies.

Group
operating results
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
OPERATING RESULTS
UNDERGROUND OPERATIONS
Milled
- 000 tonnes / - 000 tons
2,910
3,090 3,227 11,944 12,335
3,207
3,406 3,557 13,166 13,597
Yield - g / t / - oz / t
6.68
6.41 6.72 6.41 6.89
0.195
0.187 0.196 0.187 0.201
Gold produced - kg / - oz (000)
19,435
19,816 21,679 76,532 85,025
625
637 697 2,461 2,734
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
3,068
3,102 3,092 12,779 11,870
3,382
3,419 3,408 14,086 13,085
Yield - g / t / - oz / t
0.48
0.49 0.44 0.51 0.42
0.014
0.014 0.013 0.015 0.012
Gold produced - kg / - oz (000)
1,476
1,527 1,362 6,481 5,009
47
49 44 208 161
OPEN-PIT OPERATIONS
Mined
- 000 tonnes / - 000 tons
40,346
37,408 40,332 167,000 175,999
44,474
41,235 44,458 184,086 194,006
Treated - 000 tonnes / - 000 tons
6,645
6,713 6,575 25,582 25,388
7,325
7,400 7,248 28,199 27,985
Stripping ratio - t (mined total - mined ore) / t mined ore
4.71
6.08 4.65 5.58 5.24
4.71
6.08 4.65 5.58 5.24
Yield - g / t / - oz / t
1.98
1.95 2.01 1.96 2.12
0.058
0.057 0.059 0.057 0.062
Gold in ore - kg / - oz (000)
10,348
8,604 18,394 34,934 47,160
333
277 591 1,123 1,516
Gold produced - kg / - oz (000)
13,128
13,077 13,240 50,041 53,930
422
420 426 1,609 1,734
HEAP LEACH OPERATIONS
Mined
- 000 tonnes / - 000 tons
14,480
14,605 13,712 57,456 54,754
15,961
16,099 15,115 63,334 60,356
Placed
1
- 000 tonnes / - 000 tons
4,678
4,409 5,861 19,887 23,462
5,156
4,860 6,460 21,922 25,863
Stripping ratio - t (mined total - mined ore) / t mined ore
2.23
2.52 1.47 1.94 1.43
2.23
2.52 1.47 1.94 1.43
Yield
2
- g / t / - oz / t
0.72
0.60 0.61 0.65 0.62
0.021
0.018 0.018 0.019 0.018
Gold placed
3
- kg / - oz (000)
3,380
2,667 3,577 12,958 14,496
109
86 115 417 466
Gold produced - kg / - oz (000)
2,728
2,505 3,148 9,995 10,994
88
81 101 321 353
TOTAL
Gold produced
- kg / - oz (000)
36,767
36,925 39,429 143,049 154,958
1,182
1,187 1,268 4,599 4,982
Gold sold - kg / - oz (000)
37,359
38,435 39,249 142,837 155,954
1,201
1,236 1,262 4,592 5,014
Price received - R / kg / - $ / oz - sold
247,985
61,095 219,329 201,805 130,522
1,029
261 687 751 485
Price received excluding hedge
buy-back costs
- R / kg / - $ / oz - sold
247,985
225,388 219,329 246,048 185,887
1,029
906 687 925 702
Total cash costs - R / kg / - $ / oz - produced
143,596
133,274 134,813 136,595 117,462
598
534 422 514 444
Total production costs - R / kg / - $ / oz - produced
178,379
166,355 172,312 171,795 150,149
743
667 540 646 567
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz
333
328 342 317 333
10.72
10.56 11.00 10.20 10.70
Actual - g / - oz
292
301 295 292 309
9.40
9.68 9.48 9.40 9.94
CAPITAL EXPENDITURE
- Rm / - $m
2,275
1,842 2,994 8,726 9,905
293
232 302 1,027 1,201
1
Tonnes (tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Year
ended
Year
ended

Group
income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2009
2009
2008
2009
2008
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Audited
Revenue
2
9,514
8,806 8,771 31,961 30,790
Gold income
9,234
8,512 8,517 30,745 29,774
Cost of sales
3
(6,219)
(6,168) (6,928) (23,220) (22,558)
(Loss) gain on non-hedge derivatives and other commodity contracts 4
(2,706)
(11,216) 598 (11,934) (6,277)
Gross profit (loss)
309
(8,872) 2,187 (4,409) 939
Corporate administration and other expenses
(359)
(264) (363) (1,275) (1,090)
Market development costs
(10)
(24) (41) (87) (113)
Exploration costs
(442)
(311) (298) (1,217) (1,037)
Other operating income (expenses)
5
58
(36) 61 (80) (29)
Operating special items
6
4,761
(231) (15,855) 5,209 (15,379)
Operating profit (loss)
4,317
(9,738) (14,309) (1,859) (16,709)
Interest received
133
121 108 444 536
Exchange gain
527
25 8 852 33
Fair value adjustment on option component of convertible bond
(66)
(60) 2 (249) 185
Finance costs and unwinding of obligations
(268)
(305) (225) (1,146) (926)
Share of equity accounted investments' profit (loss)
227
175 (381) 785 (1,177)
Profit (loss) before taxation
4,870
(9,782) (14,797) (1,173) (18,058)
Taxation 7
(1,522)
1,650 2,978 (1,172) 2,079
Profit (loss) after taxation from continuing operations
3,348
(8,132) (11,819) (2,345) (15,979)
Discontinued operations
Profit from discontinued operations
-
- 4 - 198
Profit (loss) for the period
3,348
(8,132) (11,815) (2,345) (15,781)
Allocated as follows:
Equity shareholders
3,179
(8,245) (11,869) (2,762) (16,105)
Non-controlling interests
169
113 54 417 324
3,348
(8,132) (11,815) (2,345) (15,781)
Basic profit (loss) per ordinary share (cents)
1
Profit (loss) from continuing operations
867
(2,286) (3,336) (765) (5,140)
Profit from discontinued operations
-
- 1 - 63
Profit (loss)
867
(2,286) (3,335) (765) (5,077)
Diluted profit (loss) per ordinary share (cents)
2
Profit (loss) from continuing operations
865
(2,286) (3,336) (765) (5,140)
Profit from discontinued operations
-
- 1 - 63
Profit (loss)
865
(2,286) (3,335) (765) (5,077)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group
income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2009
2009
2008
2009
2008
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Audited
Revenue
2
1,273
1,140 884 3,916 3,743
Gold income
1,236
1,101 858 3,768 3,619
Cost of sales
3
(833)
(796) (698) (2,813) (2,728)
(Loss) gain on non-hedge derivatives and other commodity contracts 4
(363)
(1,421) 230 (1,533) (297)
Gross profit (loss)
40
(1,116) 390 (578) 594
Corporate administration and other expenses
(48)
(34) (37) (154) (131)
Market development costs
(1)
(3) (4) (10) (13)
Exploration costs
(59)
(40) (30) (150) (126)
Other operating income (expenses)
5
8
(5) 6 (8) (6)
Operating special items
6
636
(31) (1,600) 691 (1,538)
Operating profit (loss)
576
(1,229) (1,275) (209) (1,220)
Interest received
18
16 11 54 66
Exchange gain
71
3 1 112 4
Fair value adjustment on option component of convertible bond
(9)
(9) - (33) 25
Finance costs and unwinding of obligations
(36)
(39) (23) (139) (114)
Share of equity accounted investments' profit (loss)
30
22 (39) 94 (138)
Profit (loss) before taxation
650
(1,236) (1,324) (121) (1,377)
Taxation 7
(204)
209 313 (147) 197
Profit (loss) after taxation from continuing operations
446
(1,027) (1,011) (268) (1,180)
Discontinued operations
Profit from discontinued operations
-
- - - 25
Profit (loss) for the period
446
(1,027) (1,011) (268) (1,155)
Allocated as follows:
Equity shareholders
424
(1,042) (1,016) (320) (1,195)
Non-controlling interests
22
15 5 52 40
446
(1,027) (1,011) (268) (1,155)
Basic profit (loss) per ordinary share (cents)
1
Profit (loss) from continuing operations
116
(289) (285) (89) (385)
Profit from discontinued operations
-
- - - 8
Profit (loss)
116
(289) (285) (89) (377)
Diluted profit (loss) per ordinary share (cents)
2
Profit (loss) from continuing operations
115
(289) (285) (89) (385)
Profit from discontinued operations
-
- - - 8
Profit (loss)
115
(289) (285) (89) (377)
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2009
2009
2008
2009
2008
SA Rand million
Unaudited Unaudited Unaudited Unaudited Audited
Profit (loss) for the period
3,348
(8,132) (11,815) (2,345) (15,781)
Exchange differences on translation of foreign operations
(576)
336 4,150 (2,465) 8,747
Net loss on cash flow hedges
(140)
(142) (99) (132) (721)
Net loss on cash flow hedges removed from equity and reported in gold income
181
122 369 1,155 1,782
Hedge ineffectiveness on cash flow hedges
15
(18) 67 40 64
Realised gains (losses) on hedges of capital items
2
(35) (18) (12) (18)
Deferred taxation thereon
(13)
17 (58) (263) (254)
45
(56) 261 788 853
Net gain (loss) on available for sale financial assets
346
100 7 482 (74)
Release on disposal of available for sale financial assets
-
- (1) - (9)
Deferred taxation thereon
(5)
(4) (12) (13) 11
341
96 (6) 469 (72)
Actuarial gain (loss) recognised
88
- (171) 88 (364)
Deferred taxation thereon
(28)
- 58 (28) 124
60
- (113) 60 (240)
Other comprehensive (expense) income for the period net of tax
(130)
376 4,292 (1,148) 9,288
Total comprehensive income (expense) for the period net of tax
3,218
(7,756) (7,523) (3,493) (6,493)
Allocated as follows:
Equity shareholders
3,050
(7,869) (7,570) (3,919) (6,839)
Non-controlling interests
168
113 47 426 346
3,218
(7,756) (7,523) (3,493) (6,493)
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2009
2009
2008
2009
2008
Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Profit (loss) for the period
446
(1,027) (1,011) (268) (1,155)
Exchange differences on translation of foreign operations
(50)
76 (267) 300 (561)
Net loss on cash flow hedges
(17)
(15) (6) (16) (87)
Net loss on cash flow hedges removed from equity and reported in gold income
26
19 32 138 216
Hedge ineffectiveness on cash flow hedges
2
(2) 8 5 8
Realised gains (losses) on hedges of capital items
1
(4) (2) (1) (2)
Deferred taxation thereon
(3)
1 (4) (35) (28)
9
(1) 28 91 107
Net gain (loss) on available for sale financial assets
41
12 2 57 (9)
Release on disposal of available for sale financial assets
-
- - - (1)
Deferred taxation thereon
(1)
(1) (1) (2) 1
40
11 1 55 (9)
Actuarial gain (loss) recognised
10
- (19) 10 (44)
Deferred taxation thereon
(3)
- 6 (3) 15
7
- (13) 7 (29)
Other comprehensive income (expense) for the period net of tax
6
86 (251) 453 (492)
Total comprehensive income (expense) for the period net of tax
452
(941) (1,262) 185 (1,647)
Allocated as follows:
Equity shareholders
429
(956) (1,266) 132 (1,690)
Non-controlling interests
23
15 4 53 43
452
(941) (1,262) 185 (1,647)
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
December
September
December
2009
2009
2008
SA Rand million
Note
Unaudited Unaudited Audited
ASSETS
Non-current assets
Tangible assets
43,263
37,416 41,081
Intangible assets
1,316
1,315 1,403
Investments in associates and equity accounted joint ventures
4,758
1,890 2,814
Other investments
1,302
961 625
Inventories
2,508
2,550 2,710
Trade and other receivables
788
766 585
Derivatives
40
- -
Deferred taxation
451
487 475
Other non-current assets
63
30 32
54,489
45,415 49,725
Current assets
Inventories
5,102
4,997 5,663
Trade and other receivables
1,419
3,586 2,076
Derivatives
2,450
2,900 5,386
Current portion of other non-current assets
3
2 2
Cash restricted for use
481
501 415
Cash and cash equivalents
8,176
8,328 5,438
17,631
20,314 18,980
Non-current assets held for sale
650
642 7,497
18,281
20,956 26,477
TOTAL ASSETS
72,770
66,371 76,202
EQUITY AND LIABILITIES
Share capital and premium 10
39,834
39,759 37,336
Retained earnings and other reserves
(18,276)
(21,601) (14,380)
Non-controlling interests
966
848 790
Total equity
22,524
19,006 23,746
Non-current liabilities
Borrowings
4,862
12,512 8,224
Environmental rehabilitation and other provisions
3,351
3,530 3,860
Provision for pension and post-retirement benefits
1,179
1,280 1,293
Trade, other payables and deferred income
108
107 99
Derivatives
1,310
1,249 235
Deferred taxation
5,599
4,272 5,838
16,409
22,950 19,549
Current liabilities
Current portion of borrowings
9,493
1,867 10,046
Trade, other payables and deferred income
4,332
4,449 4,946
Derivatives
18,770
16,954 16,426
Taxation
1,186
1,079 1,033
33,781
24,349 32,451
Non-current liabilities held for sale
56
66 456
33,837
24,415 32,907
Total liabilities
50,246
47,365 52,456
TOTAL EQUITY AND LIABILITIES
72,770
66,371 76,202
Net asset value - cents per share
6,153
5,195 6,643
Rounding of figures may result in computational discrepancies.

Group
statement of financial position
As at
As at
As at
December
September
December
2009
2009
2008
Restated
US Dollar million
Note
Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
5,819
4,980 4,345
Intangible assets
177
175 148
Investments in associates and equity accounted joint ventures
640
252 298
Other investments
175
128 66
Inventories
337
339 287
Trade and other receivables
106
102 62
Derivatives
5
- -
Deferred taxation
61
65 50
Other non-current assets
8
4 3
7,328
6,045 5,259
Current assets
Inventories
686
665 599
Trade and other receivables
191
477 220
Derivatives
330
386 570
Current portion of other non-current assets
-
- -
Cash restricted for use
65
67 44
Cash and cash equivalents
1,100
1,108 575
2,372
2,703 2,008
Non-current assets held for sale
87
85 793
2,459
2,788 2,801
TOTAL ASSETS
9,787
8,833 8,060
EQUITY AND LIABILITIES
Share capital and premium 10
5,805
5,794 5,485
Retained earnings and other reserves
(2,905)
(3,378) (3,057)
Non-controlling interests
130
113 83
Total equity
3,030
2,529 2,511
Non-current liabilities
Borrowings
654
1,665 870
Environmental rehabilitation and other provisions
451
470 408
Provision for pension and post-retirement benefits
159
170 137
Trade, other payables and deferred income
14
14 11
Derivatives
176
166 25
Deferred taxation
753
569 617
2,207
3,054 2,068
Current liabilities
Current portion of borrowings
1,277
249 1,063
Trade, other payables and deferred income
582
592 524
Derivatives
2,525
2,256 1,737
Taxation
159
144 109
4,543
3,241 3,433
Non-current liabilities held for sale
7
9 48
4,550
3,250 3,481
Total liabilities
6,757
6,304 5,549
TOTAL EQUITY AND LIABILITIES
9,787
8,833 8,060
Net asset value - cents per share
828
691 702
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2009
2009
2008
2009
2008
SA Rand million
Unaudited Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
9,596
8,545 8,772 31,473 30,117
Payments to suppliers and employees
(5,889)
(6,147) (6,210) (20,896) (24,429)
Cash generated from operations
3,707
2,398 2,562 10,577 5,688
Cash utilised by discontinued operations
-
- (4) - (11)
Dividends received from equity accounted investments
136
21 257 751 739
Taxation paid
(233)
(234) (127) (1,232) (1,029)
Cash utilised for hedge buy-back costs
-
(6,315) (10) (6,315) (8,514)
Net cash inflow (outflow) from operating activities
3,610
(4,130) 2,678 3,781 (3,127)
Cash flows from investing activities
Capital expenditure
(2,243)
(1,836) (2,964) (8,656) (9,846)
Proceeds from disposal of tangible assets
1,814
43 33 9,029 301
Proceeds from disposal of assets of discontinued operations
-
- - - 79
Other investments acquired
(229)
(328) (197) (750) (769)
Acquisition of associates and equity accounted joint ventures
(2,638)
- 3 (2,646) -
Proceeds on disposal of associate
-
- (1) - 382
Associates' loans advanced
(17)
- (3) (17) (38)
Associates' loans repaid
-
- 1 3 33
Proceeds from disposal of investments
196
258 203 680 729
Decrease (increase) in cash restricted for use
19
(16) 94 (91) (49)
Interest received
129
129 98 445 538
Loans advanced
-
- - (1) (3)
Repayment of loans advanced
2
1 1 4 3
Net cash outflow from investing activities
(2,967)
(1,749) (2,733) (2,000) (8,640)
Cash flows from financing activities
Proceeds from issue of share capital
39
2,215 12 2,384 13,592
Share issue expenses
(39)
(34) (11) (84) (421)
Proceeds from borrowings
162
6,709 1,622 24,901 7,034
Repayment of borrowings
(57)
(12,957) (477) (24,152) (5,066)
Finance costs paid
(180)
(110) (266) (946) (788)
Dividends paid
(43)
(253) - (474) (455)
Net cash (outflow) inflow from financing activities
(118)
(4,430) 879 1,629 13,896
Net increase (decrease) in cash and cash equivalents
525
(10,309) 824 3,410 2,129
Translation
(677)
869 29 (672) 63
Cash and cash equivalents at beginning of period
8,328
17,768 4,585 5,438 3,246
Cash and cash equivalents at end of period
8,176
8,328 5,438 8,176 5,438
Cash generated from operations
Profit (loss) before taxation
4,870
(9,782) (14,797) (1,173) (18,058)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
2,281
11,041 (1,046) 14,417 3,169
Amortisation of tangible assets
1,152
1,107 1,387 4,615 4,620
Finance costs and unwinding of obligations
268
305 225 1,146 926
Environmental, rehabilitation and other expenditure
(70)
33 (72) (47) 38
Operating special items
(4,708)
231 15,855 (5,148) 15,379
Amortisation of intangible assets
4
4 9 18 21
Deferred stripping
205
(96) (140) (467) (418)
Fair value adjustment on option component of convertible bonds
66
60 (2) 249 (185)
Interest received
(133)
(121) (108) (444) (536)
Share of equity accounted investments' (profit) loss
(227)
(175) 381 (785) 1,177
Other non-cash movements
(675)
23 363 (853) 776
Movements in working capital
674
(232) 507 (951) (1,221)
3,707
2,398 2,562 10,577 5,688
Movements in working capital
(Increase) decrease in inventories
(183)
104 (1,162) 634 (3,588)
Decrease (increase) in trade and other receivables
438
(125) 135 106 (618)
Increase (decrease) in trade and other payables
419
(211) 1,533 (1,691) 2,985
674
(232) 507 (951) (1,221)
Rounding of figures may result in computational discrepancies.

Group statement of cashflows
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2009
2009
2008
2009
2008
US Dollar million
Unaudited Unaudited Unaudited Unaudited Audited
Cash flows from operating activities
Receipts from customers
1,283
1,104 892 3,845 3,672
Payments to suppliers and employees
(805)
(741) (681) (2,500) (3,040)
Cash generated from operations
478
363 210 1,345 632
Cash utilised by discontinued operations
-
- - - (1)
Dividends received from equity accounted investments
19
5 20 101 78
Taxation paid
(32)
(32) (7) (147) (125)
Cash utilised for hedge buy-back costs
-
(797) (1) (797) (1,113)
Net cash inflow (outflow) from operating activities
465
(461) 221 502 (529)
Cash flows from investing activities
Capital expenditure
(281)
(239) (298) (1,019) (1,194)
Proceeds from disposal of tangible assets
242
5 3 1,142 39
Proceeds from disposal of assets of discontinued operations
-
- - - 10
Other investments acquired
(29)
(39) (19) (89) (93)
Acquisition of associates and equity accounted joint ventures
(353)
- (1) (354) -
Proceeds on disposal of associate
-
- (2) - 48
Associates' loans advanced
(2)
- - (2) (4)
Associates' loans repaid
-
- - - 4
Proceeds from disposal of investments
25
31 20 81 88
Decrease (increase) in cash restricted for use
2
(2) 14 (10) (6)
Interest received
17
17 10 55 67
Loans advanced
-
- - - -
Repayment of loans advanced
-
- - 1 -
Net cash outflow from investing activities
(379)
(227) (274) (195) (1,041)
Cash flows from financing activities
Proceeds from issue of share capital
5
287 1 306 1,722
Share issue expenses
(5)
(5) - (11) (54)
Proceeds from borrowings
29
784 149 2,774 853
Repayment of borrowings
(22)
(1,573) (17) (2,731) (614)
Finance costs paid
(23)
(16) (25) (111) (93)
Dividends paid
(6)
(32) - (56) (58)
Net cash (outflow) inflow from financing activities
(22)
(555) 108 171 1,756
Net increase (decrease) in cash and cash equivalents
64
(1,243) 55 478 186
Translation
(72)
46 (35) 47 (88)
Cash and cash equivalents at beginning of period
1,108
2,305 555 575 477
Cash and cash equivalents at end of period
1,100
1,108 575 1,100 575
Cash generated from operations
Profit (loss) before taxation
650
(1,236) (1,324) (121) (1,377)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
306
1,398 (276) 1,787 (88)
Amortisation of tangible assets
154
143 140 555 560
Finance costs and unwinding of obligations
36
39 23 139 114
Environmental, rehabilitation and other expenditure
(9)
5 (8) (6) 6
Operating special items
(629)
31 1,600 (683) 1,538
Amortisation of intangible assets
-
1 1 2 2
Deferred stripping
27
(13) (14) (48) (51)
Fair value adjustment on option component of convertible bonds
9
9 - 33 (25)
Interest received
(18)
(16) (11) (54) (66)
Share of equity accounted investments' (profit) loss
(30)
(22) 39 (94) 138
Other non-cash movements
(90)
3 36 (115) 87
Movements in working capital
72
21 5 (50) (206)
478
363 210 1,345 632
Movements in working capital
Increase in inventories
(35)
(12) (1) (155) (151)
Decrease (increase) in trade and other receivables
55
(25) 47 (45) (9)
Increase (decrease) in trade and other payables
52
58 (40) 150 (46)
72
21 5 (50) (206)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Cash
Available
Foreign
Share
Other
flow
for
Actuarial
currency
Non-
capital &
capital
Retained
hedge
sale
(losses)
translation
controlling
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at December 2007
22,371
714 (5,524) (1,634) 59 (108) 326 16,204 429 16,633
(Loss) profit for the year (16,105) (16,105) 324 (15,781)
Comprehensive income (expense) 831 (72) (240) 8,747 9,266 22 9,288
Total comprehensive (expense) income
-                         -            (16,105)              831                 (72)              (240)            8,747           (6,839)                 346           (6,493)
Shares issued
14,965
14,965 14,965
Share-based payment for share awards 118 118 118
Dividends paid (324) (324) (324)
Dividends of subsidiaries - (131) (131)
Acquisition of non-controlling interests (914) (914) 6 (908)
Transfers to other reserves 12 (12) - -
Translation (45) (205) (5) 1 (254) 140 (114)
Balance at December 2008
37,336 799 (22,879) (1,008) (18) (347) 9,073 22,956 790 23,746
(Loss) profit for the year (2,762) (2,762) 417 (2,345)
Comprehensive income (expense) 779 469 60 (2,465) (1,157) 9 (1,148)
Total comprehensive (expense) income
-                        -             (2,762)               779                469                  60             (2,465)           (3,919)               426           (3,493)
Shares issued
2,498
2,498 2,498
Share-based payment for share awards 122 122 122
Dividends paid (392) (392) (392)
Dividends of subsidiaries - (83) (83)
Equity transaction of joint venture 306 306 306
Translation (33) 55 (37) 2 (13) (167) (180)
Balance at December 2009
39,834 1,194 (26,033) (174) 414 (285) 6,608 21,558 966 22,524
US Dollar million
Balance at December 2007 - restated
3,608
105 (1,020) (240) 9 (16) (67) 2,379 63 2,442
(Loss) profit for the year (1,195) (1,195) 40 (1,155)
Comprehensive income (expense) 104 (9) (29) (561) (495) 3 (492)
Total comprehensive (expense) income
-                  -             (1,195)              104                    (9)                (29)             (561)            (1,690)                43            (1,647)
Shares issued
1,877
1,877 1,877
Share-based payment for share awards 14 14 14
Dividends paid (41) (41) (41)
Dividends of subsidiaries - (17) (17)
Acquisition of non-controlling interests (111) (111) 1 (110)
Transfers to other reserves 1 (1) - -
Translation (35) 29 (2) 8 - (7) (7)
Balance at December 2008 - restated
5,485 85 (2,368) (107) (2) (37) (628) 2,428 83 2,511
(Loss) profit for the year (320) (320) 52 (268)
Comprehensive income 90 55 7 300 452 1 453
Total comprehensive (expense) income
-                     -               (320)                  90                  55                     7                300                 132                   185
Shares issued 320 320 320
Share-based payment for share awards 15 15 15
Dividends paid (45) (45) (45)
Dividends of subsidiaries - (11) (11)
Equity transaction of joint venture 37 37 37
Translation 24 (6) 3 (8) 13 5 18
Balance at December 2009
5,805 161 (2,733) (23) 56 (38) (328) 2,900 130 3,030
Rounding of figures may result in computational discrepancies.

Segmental
reporting
for the quarter and year ended 31 December 2009
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Gold income
Southern Africa
3,596
4,081 3,649 14,114 12,395
482
530 368 1,723 1,505
Continental Africa
2,967
2,111 2,010 8,260 9,334
397
270 203 1,019 1,148
Australasia
848
449 937 1,819 2,338
113
58 94 221 280
South America
1,398
1,452 1,390 5,176 3,723
187
188 140 634 446
North America
425
420 531 1,376 1,984
57
54 53 171 240
9,234
8,512 8,517 30,745 29,774
1,236
1,101 858 3,768 3,619
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gross profit (loss) adjusted for
unrealised non-hedge derivatives
and other commodity contracts
Southern Africa
919
(1,374) 1,266 2,414 (265)
123
(170) 128 268 (57)
Continental Africa
881
(1,640) (542) 443 (2,798)
118
(205) (55) 47 (334)
Australasia
57
(499) 75 (112) (554)
8
(63) 8 (17) (70)
South America
691
(215) 432 1,512 211
93
(25) 44 184 19
North America
205
(126) 170 494 99
27
(15) 17 58 10
Other
88
15 24 244 167
11
2 1 28 20
Sub-total
2,841
(3,839) 1,425 4,995 (3,140)
380
(475) 143 568 (412)
Less equity accounted investments
(320)
(271) (184) (1,309) 195
(43)
(35) (18) (156) 28
2,521
(4,110) 1,241 3,686 (2,945)
337
(510) 125 412 (384)
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Adjusted gross profit excluding
hedge buy-back costs
Southern Africa
919
906 1,266 4,694 3,938
123
118 128 556 473
Continental Africa
881
635 (542) 2,718 (232)
118
82 (55) 334 (12)
Australasia
57
85 75 473 182
8
11 8 56 23
South America
691
668 432 2,395 1,148
93
87 44 296 138
North America
205
165 170 786 545
27
21 17 95 66
Other
88
15 24 243 40
11
2 1 27 5
Sub-total
2,841
2,476 1,425 11,309 5,621
380
321 143 1,364 693
Less equity accounted investments
(320)
(271) (184) (1,308) (549)
(43)
(35) (18) (156) (67)
2,521
2,205 1,241 10,001 5,072
337
287 125 1,208 626
Rounding of figures may result in computational discrepancies.
AngloGold Ashanti has implemented IFRS8 “Operating Segments” with effect from 1 January 2009 and this has resulted in a change to the segmental information reported by Anglogold Ashanti. Comparative information has been presented on a consistent basis. AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker. Individual members of the Executive Management team are responsible for geographic regions of the business.
US Dollar million
Quarter ended
Year ended
Quarter ended
Year ended
Quarter ended
Year ended
SA Rand million
Quarter ended
Year ended
Quarter ended
Year ended
SA Rand million US Dollar million
Quarter ended
Year ended
SA Rand million US Dollar million

Segmental
reporting (continued)
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Gold production
(1)
Southern Africa
13,943
15,014 16,799 57,922 67,409
448
483 540 1,862 2,167
Continental Africa
12,468
12,155 12,459 47,278 48,588
401
391 401 1,520 1,562
Australasia
3,331
3,176 2,651 12,477 13,477
107
102 85 401 433
South America
5,294
4,896 5,098 18,604 17,468
170
157 164 598 562
North America
1,731
1,684 2,422 6,768 8,016
56
54 78 218 258
36,767
36,925 39,429 143,049 154,958
1,182
1,187 1,268 4,599 4,982
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Unaudited
Unaudited
Audited
Capital expenditure
(1)
Southern Africa
952
927 849 3,392 2,877
124
116 85 405 349
Continental Africa
490
308 707 1,490 2,059
63
40 74 178 250
Australasia
60
61 1,054 1,599 3,618
8
8 105 177 439
South America
441
357 301 1,430 1,044
57
45 30 171 127
North America
295
163 37 727 221
37
20 3 87 27
Other
37
26 46 88 86
4
3 5 9 9
2,275
1,842 2,994 8,726 9,905
293
232 302 1,027 1,201
As at
As at
As at
As at
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
2009
2009
2008
2009
2009
2008
Unaudited
Unaudited
Audited
Unaudited
Unaudited
Audited
Total assets
Southern Africa
20,169
22,778 20,241
2,713
3,031 2,141
Continental Africa
28,539
20,385 24,405
3,838
2,713 2,581
Australasia
4,494
6,728 12,936
604
895 1,368
South America
9,269
9,061 10,386
1,247
1,206 1,098
North America
5,373
5,002 5,422
723
666 573
Other
5,493
2,919 3,661
739
389 388
73,337
66,873 77,051
9,864
8,900 8,149
Less equity accounted investments
(567)
(502) (849)
(77)
(67) (89)
72,770
66,371 76,202
9,787
8,833 8,060
Rounding of figures may result in computational discrepancies.
oz (000) kg
US Dollar million
(1)
Gold production and capital expenditure includes equity accounted investments.
Year ended
Quarter ended
SA Rand million
SA Rand million US Dollar million
Year ended
Quarter ended
Year ended
Quarter ended
Year ended
Quarter ended

Notes
for the quarter and year ended 31 December 2009
1. Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described in note 15, the group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 and revised
International Financial Reporting Standards (IFRS) which are effective 1 January 2009, where applicable, with the only significant changes arising from IAS1 (revised) – “Presentation of Financial Statements” and IFRS8 “Operating
Segments”. As a result of the revision of IAS1, a Statement of comprehensive income, which discloses non owner changes in equity, and a statement of changes in equity are presented. The effects of the adoption of IFRS8 are disclosed in Segmental reporting.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2009.
2. Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited       Unaudited      Unaudited      Unaudited
  Audited      Unaudited      Unaudited     Unaudited        Unaudited
  Audited
SA Rand million US Dollar million
Gold income
9,234
8,512 8,517 30,745 29,774
1,236
1,101 858 3,768 3,619
By-products (note 3)
147
173 147 772 480
20
23 15 94 58
Interest received
133
121 108 444 536
18
16 11 54 66
9,514
8,806 8,771 31,961 30,790
1,273
1,140 884 3,916 3,743
3. Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sep
Dec             Dec              Dec              Dec              Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited      Unaudited      Unaudited      Unaudited
Audited        Unaudited      Unaudited      Unaudited      Unaudited
  Audited
SA Rand million US Dollar million
Cash operating costs
(4,865)
(4,719)      (4,948)
(18,493) (16,865)
(652)
(608)           (498)
(2,234) (2,045)
By-products revenue (note 2)
147
173 147 772 480
20
23 15 94 58
By-products cash operating costs
(77)
(74)              (65)
(351) (286)
(10)
(10)                (7)                (43)
(36)
(4,795)
(4,620)       (4,866)
(18,072) (16,671)
(642)
(595)           (490)
(2,183) (2,023)
Other cash costs
(222)
(222)           (196)
(833) (734)
(30)
(29)              (20)              (100)              (90)
Total cash costs
(5,017)
(4,842)      (5,062)
(18,905) (17,405)
(671)
(624)          (510)
(2,283) (2,113)
Retrenchment costs
(39)
(17)              (16)
(110) (72)
(5)
(2)              (2)                  (14)                 (9)
Rehabilitation and other non-cash
costs
5
(96)                   2
(182) (218)
1
(12)                  -
(22) (28)
Production costs
(5,050)
(4,955)       (5,076)
(19,197) (17,695)
(676)
(638)         (511)
(2,319) (2,150)
Amortisation of tangible assets
(1,152)
(1,107)      (1,387)
(4,615) (4,620)
(154)
(143)         (140)                (555)            (560)
Amortisation of intangible assets
(4)
(4)                (9)
(18) (21)
-
(1)              (1)                    (2)                 (2)
Total production costs
(6,206)
(6,066)       (6,472)
(23,830) (22,336)
(830)
(781)           (652)
(2,876) (2,712)
Inventory change
(13)
(102)           (456)
610              (222)
(2)
(14)             (47)                    63
               (16)
(6,219)
(6,168)       (6,928)
(23,220) (22,558)
(833)
(796)           (698)
(2,813) (2,728)
Rounding of figures may result in computational discrepancies.

4.
(Loss) gain on non-hedge derivatives and other commodity contracts
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited      Unaudited      Unaudited      Unaudited
  Audited       Unaudited     Unaudited      Unaudited       Unaudited
Audited
SA Rand million US Dollar million
(Loss) gain on realised non-hedge
derivatives
(494)
(139)            (348)
2,476         (1,275)
(66)
(19)             (35)               254
(155)
Realised loss on other commodity
contracts
-
- - - (253)
-
- - - (32)
Loss on hedge buy-back costs
-
(6,315)                   -
(6,315) (8,634)
-
(797)                    -
(797) (1,088)
(Loss) gain on unrealised non-hedge
derivatives
(2,212)
(4,762)             898
(8,095)
3,774            (297)
(606)              260
           (990)               965
Unrealised gain on other commodity
physical borrowings
-
- 48 - 74
-
- 5 - 8
Provision reversed for gain on future
deliveries of other commodities
-
- - - 37
-
- - - 5
(2,706)
(11,216)             598
(11,934) (6,277)
(363)
(1,421)               230
(1,533)          (297)
5.
Other operating income (expenses)
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited      Unaudited      Unaudited      Unaudited
  Audited       Unaudited      Unaudited     Unaudited      Unaudited
  Audited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
29
(24)                80               (44)
8                    4
(3)                    8
                 (5)                (2)
Claims filed by former employees in
respect of loss of employment, work-
related accident injuries and
diseases, governmental fiscal claims
and costs of old tailings operations
31
(11)              (20)
(31) (37)
4
(2)               (2)                   (3)                (4)
Miscellaneous
(2)
(1)                  1                   (5)
-                    -
- - - -
58
(36)                61                (80)
(29)
8
(5)                    6
                 (8)                 (6)
6.
Operating special items
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited     Unaudited      Unaudited      Unaudited
  Audited      Unaudited      Unaudited      Unaudited      Unaudited
  Audited
SA Rand million US Dollar million
Indirect tax (expenses) reimbursement
(240)
11 148 (219) 198
(32)
1 15 (29) 22
Siguiri royalty payment calculation
dispute with the Guinean
Administration
-
- (26) - (26)
-
- (3) - (3)
ESOP costs resulting from
rights offer
- - - - (76)
-
- - - (9)
Contractor termination costs at
Iduapriem
-
- (10) - (10)
-
- (1) - (1)
Net reversals/(impairments) of tangible
assets (note 8)
5,209
(94)      (14,786)
5,115      (14,792)
696
(13)       (1,492)
683
         (1,493)
Impairment of goodwill (note 8)
-
- (1,080) - (1,080)
-
- (109) - (109)
Recovery of exploration costs
-
- - - 35
-
- - - 4
Recovery (loss) on consignment stock
14
7 - (95) -
2
1 - (12) -
Provision for bad debt - Pamodzi Gold
-
- - (66) -
-
- - (7) -
Insurance claim recovery
54
- - 54 -
7
- - 7 -
Net (loss) profit on disposal and
abandonment of land, mineral rights,
tangible assets and exploration
properties (note 8)
(275)
(156)             (55)
420               381              (37)
(21)               (4)                  49
                 52
Nufcor Uranium Trust contributions by
other members (note 8)
-
- - - 19
-
- - - 3
Impairment of investments (note 8)
-
- (42) - (42)
-
- (6) - (6)
(Loss) profit on disposal of investment
in Nufcor International Limited
(note 8)
-
- (4) - 14
-
- - - 2
4,761
(231)      (15,855)
5,209      (15,379)
636
(31)       (1,600)
691
      (1,538)
Rounding of figures may result in computational discrepancies.

7. Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited       Unaudited      Unaudited      Unaudited
  Audited      Unaudited       Unaudited       Unaudited      Unaudited
Audited
SA Rand million US Dollar million
South
African
taxation
Mining tax
(60)
14 - (153) -
(8)
2 - (19) -
Non-mining tax
(10)
77 (18) (89) (85)
(1)
10 (2) (10) (12)
Over (under) provision prior year
7
(12)                 18               (33)
(42)
1
(2)                     2
                 (4)                  (6)
Deferred taxation:
Temporary differences
(180)
(44)             (446)
(535)
161               (24)
(6)               (45)               (61)                  30
Unrealised non-hedge
derivatives and other
commodity contracts
204
1,317 (98) 1,451 (841)
27
167 1 181 (89)
Change in estimated deferred tax
rate
156
- (62) 156 (62)
21
- (6) 21 (6)
Change in statutory tax rate
-
- 1 - 70
-
- - - 9
118
1,353 (605) 797 (799)
16
171 (50) 108 (74)
Foreign taxation
Normal taxation
(335)
(262)           (231)
(1,113) (651)
(45)
(34)              (24)            (138)              (79)
Over (under) provision prior year
90
(27)                    -                   50                 41                    12
(4) - 7 5
Deferred taxation:
Temporary differences
(1,410)
393 3,970 (1,220) 3,747
(188)
51 401 (164) 372
Unrealised non-hedge derivatives
and other commodity contracts
15
193 (155) 314 (259)
2
24 (15) 40 (27)
(1,640)
297 3,583 (1,969) 2,878
(219)
38 363 (255) 271
(1,522)
1,650 2,978 (1,172) 2,079
(204)
209 313 (147) 197
8.
Headline (loss) earnings
Quarter ended
Year ended
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited       Unaudited      Unaudited      Unaudited
  Audited       Unaudited      Unaudited      Unaudited        Unaudited
  Audited
SA Rand million US Dollar million
The profit (loss) attributable to equity
shareholders has been adjusted
by the following to arrive at
headline (loss) earnings:
Profit (loss) attributable to equity
shareholders
3,179
(8,245)    (11,869)
(2,762) (16,105)
424
(1,042)       (1,016)             (320)       (1,195)
Net (reversals)/impairments of
tangible assets (note 6)
(5,209)
94 14,786 (5,115) 14,792
(696)
13 1,492 (683) 1,493
Impairment of goodwill (note 6)
-
- 1,080 - 1,080
-
- 109 - 109
Net loss (profit) on disposal and
abandonment of land, mineral
rights, tangible assets and
exploration properties (note 6)
275
156 55 (420) (381)
37
21 4 (49) (52)
Impairment of investments (note 6)
-
- 42 - 42
-
- 6 - 6
Nufcor Uranium Trust contributions
by other members (note 6)
-
- - - (19)
-
- - - (3)
Loss (profit) on disposal of
investment in Nufcor International
Limited (note 6)
-
- 4 - (14)
-
- - - (2)
Profit on disposal of discontinued
assets
-
- - - (218)
-
- - - (27)
Impairment and operating special
item of investment in associates
1
(2) 347 2 389
-
- 35 - 39
Profit on disposal of assets in
associate
-
- - - (30)
-
- - - (3)
Taxation on items above - current
portion
(12)
(48)                    3
  145                10                  (2)
(6) - 18 1
Taxation on items above - deferred
portion
1,414
(22)        (3,933)
1,360         (3,915)
189
(3)           (397)                182
             (395)
Discontinued operations taxation on
items above
-
- - - (6)
-
- - - (1)
(353)
(8,068)              516
(6,790) (4,375)
(48)
(1,018)              234
           (852)                 (30)
Cents per share
(1)
Headline (loss) earnings
(96)
(2,237)             145
(1,880) (1,379)
(13)
(282)                66
(236)                 (9)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

9.
Number of shares
Quarter ended
Year ended
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
Unaudited
Unaudited
Unaudited           Unaudited             Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
400,000,000     600,000,000   400,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000         4,280,000      4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000         2,000,000      2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000         5,000,000      5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
362,240,669
362,003,085
353,483,410      362,240,669   353,483,410
E ordinary shares in issue
3,794,998
3,832,568
3,966,941          3,794,998      3,966,941
Total ordinary shares:
366,035,667
365,835,653
357,450,351       366,035,667  357,450,351
A redeemable preference shares
2,000,000
2,000,000
2,000,000          2,000,000     2,000,000
B redeemable preference shares
778,896
778,896
778,896            778,896        778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
362,137,200
356,194,586
351,517,689      356,563,773   312,610,124
E ordinary shares
3,809,476
3,848,172
3,980,034          3,873,169      4,046,364
Fully vested options
539,666
622,613
440,430            791,353         547,460
Weighted average number of shares
366,486,342
360,665,371
355,938,153      361,228,295   317,203,948
Dilutive potential of share options
1,205,730
- - - -
Diluted number of ordinary shares
(1)
367,692,072
360,665,371
355,938,153      361,228,295   317,203,948
(1) The basic and diluted number of ordinary shares is the same for the September 2009 quarter, December 2008 quarter and years ended December 2009 and December 2008 as the effects of shares for performance related options are anti-dilutive.
10. Share capital and premium
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
(1)
2009
2009
2008
2009
2009
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
SA Rand million US Dollar million
Balance at beginning of period
38,246
38,246 23,322
5,625
5,625 3,752
Ordinary shares issued
2,438
2,409 14,946
312
308 1,875
E ordinary shares cancelled
(22)
(17)               (22)                 (2)
(2)                 (3)
Sub-total
40,662
40,638 38,246
5,935
5,931 5,625
Redeemable preference shares held within the group
(313)
(313)             (313)                (53)
(53)               (53)
Ordinary shares held within the group
(212)
(258)             (272)                (32)
(38)               (39)
E ordinary shares held within group
(303)
(308)             (325)                (45)
(45)               (47)
Balance at end of period
39,834
39,759 37,336
5,805
5,794 5,485
(1) During 2009, the group changed its accounting policy to account for equity using historical rates of exchange. The effect of the change has been calculated retrospectively.
11. Exchange rates
Dec                        Sep
Dec
2009                       2009
                      2008
Unaudited
Unaudited
Unaudited
ZAR/USD average for the year to date
8.39
8.70                       8.25
ZAR/USD average for the quarter
7.47
7.77                       9.92
ZAR/USD closing
7.44
7.51                       9.46
ZAR/AUD average for the year to date
6.56
6.48                       6.93
ZAR/AUD average for the quarter
6.80
6.47                       6.67
ZAR/AUD closing
6.67
6.62                       6.57
BRL/USD average for the year to date
2.00
2.08                       1.84
BRL/USD average for the quarter
1.74
1.87                       2.28
BRL/USD closing
1.75
1.77                       2.34
ARS/USD average for the year to date
3.73
3.70                        3.16
ARS/USD average for the quarter
3.81
3.83                        3.33
ARS/USD closing
3.80
3.84                        3.45
Rounding of figures may result in computational discrepancies.

12.    Capital commitments
Dec
Sep
Dec
Dec
Sep
Dec
2009
2009
2008
2009
2009
2008
Unaudited          Unaudited       Unaudited        Unaudited         Unaudited        Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital
contracts at the prevailing rate of
exchange
(1)
976
1,096 775
131
146 82
(1) Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.
To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.
13.    Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 December 2009 are detailed below:
Contingencies and Guarantees (millions)
SA rand US dollar
Contingent liabilities
Groundwater pollution – South Africa
(1)
- -
Deep groundwater pollution – South Africa
(2)
- -
Sales tax on gold deliveries – Brazil
(3)
560 76
Other tax disputes – Brazil
(4)
191 25
Withholding taxes – Ghana
(5)
67 9
Contingent assets
Royalty – Boddington Gold Mine
(6)
- -
Insurance claim – Savuka Gold Mine
(7)
- -
Financial guarantees
Oro Group (Pty) Ltd
(8)
100 13
918
123
AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)   Groundwater pollution – South Africa – AngloGold Ashanti has identified groundwater contamination plumes at its
Vaal River and West Wits operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural
Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation at this time.
(2)   Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. However, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one that is supported by all the mines located in these gold fields.
Toward this the Department of Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine Closure Strategy”. Nevertheless, in view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation at this time.

(3)   Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. The MSG operation is co-
owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47m. In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of
Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $29m. The company believes both assessments are in violation of Federal legislation on sales taxes.
(4)   MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold.
The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately $8m.
AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m.
(5)   Withholding Taxes – Ghana – AngloGold Ashanti (Ghana) Limited received a tax assessment for $9m during
September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)   As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash cost plus $600/oz. The royalty commences on 1 July 2010 and is capped at a total amount of $100m, R744m.
(7)   On 22 May 2009 an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects that it is likely to exceed $40m, R297m and will be received during the first half of 2010.
(8)   Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Ltd and one of its subsidiaries to a maximum value of $13m, R100m. The suretyship agreements have a termination notice period of 90 days.
14.   Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•      Reimbursable value added tax due from the Tanzanian government amounts to $36m at 31 December 2009
(30 September 2009: $25m). The last audited value added tax return was for the period ended 31 October 2009 and at the reporting date the audited amount was $28m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.
•      Reimbursable fuel duties from the Tanzanian government amounts to $48m at 31 December 2009 (30 September
2009: $48m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $44m have been lodged with the Customs and Excise authorities, whilst claims for refund of $4m have not yet been lodged.
The outstanding amounts have been discounted to their present value at a rate of 7.82%.
15.    Change in accounting policy
In terms of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the group has previously presented equity at the closing rate of exchange. During the current year the group changed its accounting policy to account for equity using historical rates of exchange. Management’s judgement is that the change in accounting policy will provide more relevant and reliable information when the group is compared to its gold mining peers, as they report their equity at historical rates of exchange.

The effects of the change in accounting policy have been calculated retrospectively and are as follows as at
31 December 2008 and 2007:
Share capital and premium - US Dollar million
2008                     2007
Previously at closing rate 3,425 3,292
Restated at historical rate 3,752 3,713
Impact on translation
327                       421
16.     Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
17.    Announcements
On 25 November 2009, AngloGold Ashanti announced that the finalisation of the sale of the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas to Simmer and Jack Mines
Limited, as announced on 17 February 2009, which was anticipated to close at the earliest on 1 January 2010 may be delayed. All suspensive conditions to the sale have been fulfilled except for the approval of the Department of
Mineral Resources (DMR) of the transfer of the applicable mining rights. The approval is expected to occur during
2010 and the duration of the interim period provided for in the sale agreement will therefore be extended.
On 22 December 2009, AngloGold Ashanti reported the completion of the further acquisition as announced on
2 November 2009 that, together with Randgold Resources Limited (“Randgold’), they had jointly entered into an agreement with L’Office des Mines d’Or de Kilo-Moto (“OKIMO”) to purchase two-thirds of OKIMO’s 30% stake in the Kibali gold project (formerly the Moto gold project) for $113.6m (AngloGold Ashanti acquiring an effective additional 10% interest for $56.8m). This follows an announcement on 15 October 2009 that, together with
Randgold, it had completed the acquisition of Moto Goldmines Limited, the gold exploration and development company which held a 70% interest in the project. OKIMO is a Congolese parastatal entity. Following completion of the transaction, Randgold and AngloGold Ashanti together hold a 90% interest in the project, and OKIMO holds the remaining 10% stake, maintaining the continued vested interest of the Government of the Democratic Republic of the Congo (the “DRC”) in the Kibali gold project.
On 29 December 2009, AngloGold Ashanti Limited announced that in terms of its pre-emptive rights, it together with IAMGOLD Corporation had closed a transaction with the International Finance Corporation (“IFC”) for the purchase of the IFC’s 6% stake in Société d’Exploitation des Mines d’or de Sadiola (“SEMOS”), which owns the
Sadiola Gold Mine for a total upfront consideration of $24m (AngloGold Ashanti $12m) to be followed by contingent payments during 2010, 2011 and 2012 not exceeding in total $3m (AngloGold Ashanti $1.5m). This transaction has resulted in AngloGold Ashanti and IAMGOLD each increasing their respective interest in Sadiola from 38% to 41%.
In addition, AngloGold Ashanti and IAMGOLD have extended an offer to the Republic of Mali to take up its proportionate entitlement of 19.15% of the 6% sale interest, by acquiring an equal 0.574% interest in SEMOS from each of them on terms proportionately identical to those set out above, on or before 31 March 2010.
18.    Dividend
The directors declared Final Dividend No. 107 of 70 (Final Dividend No. 105: 50) South African cents per ordinary share for the year ended 31 December 2009. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2010
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 4 March
Last date to trade ordinary shares cum dividend Friday, 5 March
Last date to register transfers of certificated securities cum dividend Friday, 5 March
Ordinary shares trade ex dividend Monday, 8 March
Record date Friday, 12 March
Payment date Friday, 19 March
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with the further requirements of Strate, between Monday, 8 March 2010 and Friday, 12 March 2010, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2010
Ex dividend on New York Stock Exchange Wednesday, 10 March
Record date Friday, 12 March
Approximate date for currency conversion Friday, 19 March
Approximate payment date of dividend Monday, 29 March
Assuming an exchange rate of R7.69/$, the dividend payable per ADS is equivalent to 9.10 US cents. This compares with the final dividend of 4.99 US cents per ADS paid on 23 March 2009. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2010
Last date to trade and to register GhDSs cum dividend Friday, 5 March
GhDSs trade ex dividend Monday, 8 March
Record date Friday, 12 March
Approximate payment date of dividend Monday, 22 March
Assuming an exchange rate of R1/¢0.1863, the dividend payable per GhDS is equivalent to 0.1304 cedis. This compares with the final dividend of 0.06565 cedis per Ghanaian Depositary Share (GhDS) paid on 16 March 2009.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In
Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at 10%.
In addition, directors declared Dividend No. E7 of 35 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 19 March 2010.
By order of the Board
R P EDEY
M CUTIFANI
Chairman Chief Executive Officer
16 February 2010

Non-GAAP
disclosure
A
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline (loss) earnings (note 8)
(353)
(8,068) 516 (6,790) (4,375)
(48)
(1,018) 234 (852) (30)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)
2,212
4,762 (946) 8,095 (3,885)
297
606 (265) 990 (978)
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts
(219)
(1,510) 254 (1,765) 1,219
(29)
(191) 14 (221) 132
Associate's and equity accounted joint ventures share of loss on unrealised non-hedge derivatives and other commodity
contracts
-
- - - 31
-
- - - 4
Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts
-
- - - (2)
-
- - - -
Fair value adjustment on option component of convertible bond
66
60 (2) 249 (185)
9
8 - 33 (25)
Adjusted headline earnings (loss)
(1)
1,706
(4,757) (178) (211) (7,197)
228
(596) (17) (50) (897)
Cost of hedge buy-back net of taxation
-
6,006 - 6,006 7,266
-
758 - 758 916
Adjusted headline earnings (loss) excluding hedge buy-back costs
(1)
1,706
1,249 (178) 5,795 69
228
162 (17) 708 19
Cents per share
(2)
Adjusted headline earnings (loss)
(1)
466
(1,319) (50) (58) (2,269)
62
(165) (5) (14) (283)
Adjusted headline earnings (loss) excluding hedge buy-back costs
(1)
466
346 (50) 1,604 22
62
45 (5) 196 6
(1)
-
-
-
-
-
-
-
(2)
B
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross profit (loss) to adjusted gross profit:
(1)
Gross profit (loss)
309
(8,872) 2,187 (4,409) 939
40
(1,116) 390 (578) 594
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)
2,212
4,762 (946) 8,095 (3,885)
297
606 (265) 990 (978)
Adjusted gross profit (loss)
(1)
2,521
(4,110) 1,241 3,686 (2,945)
337
(510) 125 412 (384)
Realised loss on other commodity contracts (note 4)
-
- - - 253
-
- - - 32
Cost of hedge buy-back (note C)
-
6,315 - 6,315 7,764
-
797 - 797 979
Adjusted gross profit excluding hedge buy-back costs
(1)
2,521
2,205 1,241 10,001 5,072
337
287 125 1,208 626
Rounding of figures may result in computational discrepancies.
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
US Dollar million
US Dollar million
Headline earnings (loss) adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
SA Rand million
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Calculated on the basic weighted average number of ordinary shares.
Headline earnings (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bonds
Quarter ended
Year ended
Loss (gain) on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
SA Rand million
The unrealised fair value change on the option component of the convertible bond; and
Quarter ended
In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL)
uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of $797m was settled. The impact on earnings after taxation was $916m in 2008 and $758m in 2009.
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Year ended
The unrealised fair value change on the onerous uranium contracts.
Quarter ended
Year ended
Year ended
Gross profit (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and hedge buy-back costs
(1)
Adjusted gross profit (loss) excludes unrealised non-hedge derivatives and other commodity contracts
Quarter ended

Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
C
Price received
Gold income (note 2)
9,234
8,512 8,517 30,745 29,774
1,236
1,101 858 3,768 3,619
Adjusted for non-controlling interests
(302)
(310) (308) (1,056) (1,078)
(44)
(40) (31) (132) (131)
8,932
8,202 8,209 29,689 28,696
1,192
1,061 827 3,636 3,488
(Loss) gain on realised non-hedge derivatives (note 4)
(494)
(139) (348) 2,476 (1,275)
(66)
(19) (35) 254 (155)
Loss on hedge buy-back costs (note 4)
-
(6,315) - (6,315) (8,634)
-
(797) - (797) (1,088)
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives
826
600 748 2,975 1,568
110
77 75 357 185
Attributable gold income including realised non-hedge derivatives
9,264
2,348 8,609 28,825 20,355
1,236
323 867 3,450 2,430
Attributable gold sold - kg / - oz (000)
37,359
38,435 39,249 142,837 155,954
1,201
1,236 1,262 4,592 5,014
Revenue price per unit - R/kg / - $/oz
247,985
61,095 219,329 201,805 130,522
1,029
261 687 751 485
Attributable gold income including realised non-hedge derivatives as above
9,264
2,348 8,609 28,825 20,355
1,236
323 867 3,450 2,430
Cost of hedge buy-back (note 4)
-
6,315 - 6,315 7,764
-
797 - 797 979
Associate's and equity accounted joint ventures share of loss on hedge buy-back costs
-
- - - 871
-
- - - 109
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs
9,264
8,663 8,609 35,140 28,990
1,236
1,120 867 4,247 3,518
Attributable gold sold - kg / - oz (000)
37,359
38,435 39,249 142,837 155,954
1,201
1,236 1,262 4,592 5,014
Revenue price per unit normalised for hedge buy-back costs
- R/kg / - $/oz
247,985
225,388 219,329 246,048 185,887
1,029
906 687 925 702
D
Total costs
Total cash costs (note 3)
5,017
4,842 5,062 18,905 17,405
671
624 510 2,283 2,113
Adjusted for non-controlling interests and non-gold producing companies
(121)
(228) (204) (777) (741)
(16)
(29) (21) (91) (90)
Associates' and equity accounted joint ventures share of total cash costs
384
307 457 1,412 1,538
51
39 46 171 187
Total cash costs adjusted for non-controlling interests and non-
gold producing companies
5,280
4,921 5,315 19,540 18,202
706
634 535 2,363 2,210
Retrenchment costs (note 3)
39
17 16 110 72
5
2 2 14 9
Rehabilitation and other non-cash costs (note 3)
(5)
96 (2) 182 218
(1)
12 - 22 28
Amortisation of tangible assets (note 3)
1,152
1,107 1,387 4,615 4,620
154
143 140 555 560
Amortisation of intangible assets (note 3)
4
4 9 18 21
-
1 1 2 2
Adjusted for non-controlling interests and non-gold producing companies
9
(42) (58) (108) (209)
2
(5) (6) (12) (25)
Associate's and equity accounted joint ventures share of
production costs
80
40 126 218 343
12
5 13 26 40
Total production costs adjusted for non-controlling
interests and non-gold producing companies
6,558
6,143 6,794 24,575 23,267
878
791 684 2,970 2,824
Gold produced - kg / - oz (000)
36,767
36,925 39,429 143,049 154,958
1,182
1,187 1,268 4,599 4,982
Total cash cost per unit - R/kg / -$/oz
143,596
133,274 134,813 136,595 117,462
598
534 422 514 444
Total production cost per unit - R/kg / -$/oz
178,379
166,355 172,312 171,795 150,149
743
667 540 646 567
E
EBITDA
Operating profit (loss)
4,317
(9,738) (14,309) (1,859) (16,709)
576
(1,229) (1,275) (209) (1,220)
Amortisation of tangible assets (note 3)
1,152
1,107 1,387 4,615 4,620
154
143 140 555 560
Amortisation of intangible assets (note 3)
4
4 9 18 21
-
1 1 2 2
Impairment of tangible assets (note 6)
(5,209)
94 14,786 (5,115) 14,792
(696)
13 1,492 (683) 1,493
Impairment of goodwill (note 6)
-
- 1,080 - 1,080
-
- 109 - 109
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)
2,212
4,762 (946) 8,095 (3,885)
297
606 (265) 990 (978)
Loss on realised other commodity contracts (note 4)
-
- - - 253
-
- - - 32
Loss on hedge buy-back costs (note 4)
-
6,315 - 6,315 8,634
-
797 - 797 1,088
RMB derivative contracts buy-back costs
331
397 - 728 -
43
51 - 94 -
Share of associates' EBITDA
348
299 279 1,394 820
47
38 28 166 98
Discontinued operations EBITDA
-
- 4 - (17)
-
- - - (2)
Impairment of investments (note 6)
-
- 42 - 42
-
- 6 - 6
Loss (profit) on disposal and abandonment of assets (note 6)
275
156 55 (420) (381)
37
21 4 (49) (52)
Nufcor Uranium trust contributions by other members (note 6)
-
- - - (19)
-
- - - (3)
Loss (profit) on disposal of investment in Nufcor International Limited
(note 6)
-
- 4 - (14)
-
- - - (2)
3,430
3,396 2,391 13,771 9,237
458
441 241 1,663 1,131
Rounding of figures may result in computational discrepancies.
US Dollar million / Imperial
Year ended
SA Rand million / Metric
Quarter ended
Year ended
Quarter ended

Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
F
Interest cover
EBITDA (note E)
3,430
3,396 2,391 13,771 9,237
458
441 241 1,663 1,131
Finance costs
268
305 225 1,146 926
36
39 23 139 114
Capitalised finance costs
-
1 75 135 263
-
- 8 15 32
268
306 300 1,281 1,189
36
39 31 154 146
Interest cover - times
13
11 8 11 8
13
11 8 11 8
G
Free cash flow
Net cash inflow from operating activities
3,610
(4,130) 2,678 3,781 (3,127)
465
(461) 221 502 (529)
Stay-in-business capital expenditure
(1,579)
(1,287) (1,317) (5,078) (4,452)
(203)
(161) (132) (605) (540)
2,031
(5,417) 1,361 (1,297) (7,579)
262
(622) 89 (103) (1,069)
As at
As at
As at
As at
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
2009
2009
2008
2009
2009
2008
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
22,524
19,006 23,746
3,030
2,529 2,511
Number of ordinary shares in issue - million (note 9)
366
366 357
366
366 357
Net asset value - cents per share
6,153
5,195 6,643
828
691 702
Total equity
22,524
19,006 23,746
3,030
2,529 2,511
Intangible assets
(1,316)
(1,315) (1,403)
(177)
(175) (148)
21,208
17,691 22,343
2,853
2,354 2,363
Number of ordinary shares in issue - million (note 9)
366
366 357
366
366 357
Net tangible asset value - cents per share
5,794
4,836 6,251
779
643 661
I
Net debt
Borrowings - long-term portion
4,862
12,512 8,224
654
1,665 870
Borrowings - short-term portion
9,493
1,867 10,046
1,277
249 1,063
Total borrowings
14,355
14,379 18,270
1,931
1,914 1,933
Corporate office lease
(258)
(257) (254)
(35)
(34) (27)
Unamortised portion on the convertible bond
1,019
1,029 (38)
137
137 (4)
Cash restricted for use
(481)
(501) (415)
(65)
(67) (44)
Cash and cash equivalents
(8,176)
(8,328) (5,438)
(1,100)
(1,108) (575)
Net debt
6,459
6,322 12,125
868
842 1,283
Rounding of figures may result in computational discrepancies.
US Dollar million
Quarter ended
US Dollar million SA Rand million
SA Rand million
Year ended
Year ended
Quarter ended

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SA Rand / US Dollar
Great Noligwa
58
57
54
205
213
8
7
5
24
26
Kopanang
145
123
116
486
391
19
15
12
58
47
Moab Khotsong
244
250
205
874
736
32
31
20
104
89
Tau Lekoa
41
40
39
142
146
5
5
4
17
18
Surface Operations
8
8
1
21
6
1
1
-
3
1
Mponeng
258
239
228
912
707
34
30
23
109
86
Savuka
44
12
25
107
89
5
2
2
13
11
TauTona
133
135
147
479
491
17
17
15
57
60
SOUTH AFRICA
931
865
815
3,228
2,779
121
108
81
385
337
Navachab
21
62
34
164
98
3
8
4
20
12
SOUTHERN AFRICA
952
927
849
3,392
2,877
124
116
85
405
349
Iduapriem
94
44
150
235
448
12
6
16
28
54
Obuasi
220
191
383
788
922
29
24
42
94
112
Siguiri - Attributable 85%
53
26
29
187
151
7
4
2
22
18
Morila - Attributable 40%
1
(1)
5
33
9
-
-
1
4
1
Sadiola
1
- Attributable 41%
19
6
14
31
27
2
1
2
4
3
Yatela - Attributable 40%
13
1
11
5
23
2
-
1
1
3
Geita
69
34
105
160
433
9
4
10
19
53
Non-controlling interests, exploration
and other
21
7
10
51
46
2
1
-
6
6
CONTINENTAL AFRICA
490
308
707
1,490
2,059
63
40
74
178
250
Sunrise Dam
57
60
46
259
159
8
8
5
31
19
Boddington
-
-
1,007
1,335
3,457
-
-
100
146
419
Exploration
3
1
1
5
2
-
-
-
-
1
AUSTRALASIA
60
61
1,054
1,599
3,618
8
8
105
177
439
Cripple Creek & Victor
294
163
36
726
221
37
20
3
87
27
NORTH AMERICA
295
163
37
727
221
37
20
3
87
27
Cerro Vanguardia - Attributable 92.50%
66
48
36
141
125
8
6
4
17
15
AngloGold Ashanti Brasil Mineração
218
196
129
705
565
28
24
12
84
69
Serra Grande - Attributable 50%
73
55
66
279
168
10
7
7
33
20
Non-controlling interests, exploration
and other
84
58
70
305
186
11
8
7
37
23
SOUTH AMERICA
441
357
301
1,430
1,044
57
45
30
171
127
OTHER
37
26
46
88
86
4
3
5
9
9
ANGLOGOLD ASHANTI
2,275
1,842
2,994
8,726
9,905
293
232
302
1,027
1,201
Rounding of figures may result in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Development
for the quarter ended 31 December 2009
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
SOUTHERN AFRICA
VAAL RIVER
Great Noligwa
C reef
226 90 9.6 85.52 821 2.65 25.41
Vaal reef
702 24 124.8 14.28 1,782 0.38 47.91
Kopanang
Vaal reef
7,338 770 28.1 48.61 1,366 3.11 85.55
Moab Khotsong
Vaal reef
4,890 420 132.3 31.91 4,222 1.66 215.19
Tau Lekoa
Ventersdorp Contact reef
2,184 160 71.2 5.20 370 0.01 1.05
SOUTHERN AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef
4,441 522 47.8 41.28 1,973 - -
Tau Tona
Ventersdorp Contact reef
41 - - - - - -
Carbon Leader reef 857 58 11.9 325.29 3,871 2.11 24.91
CONTINENTAL AFRICA
Obuasi
4,818 2,146 *450.0 6.98 3,141 - -
AUSTRALASIA
Sunrise Dam
599 599 - 3.70 - - -
SOUTH AMERICA
Brasil Mineração
Mina de Cuiabá
1,310 314 937.0 5.64 - - -
Córrego do Sitio 5,030 1,783 - 3.82 - - -
Lamego
1,130 42 60.0 4.85 - - -
Serra Grande
Mina III
1,582 840 100.0 4.08 - - -
Mina Nova 92 - - - - - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
SOUTHERN AFRICA
VAAL RIVER
Great Noligwa
C reef
741 295 3.8 2.49 0.79 5.30 1.67
Vaal reef 2,302 79 49.1 0.42 1.71 0.76 3.11
Kopanang
Vaal reef
24,073 2,526 11.1 1.42 1.31 6.22 5.73
Moab Khotsong
Vaal reef
16,042 1,378 52.1 0.93 4.04 3.32 14.41
Tau Lekoa
Ventersdorp Contact reef
7,167 525 28.0 0.15 0.35 0.02 0.05
SOUTHERN AFRICA
WEST WITS
Mponeng
Ventersdorp Contact reef
14,572 1,713 18.8 1.20 1.89 - -
Tau Tona
Ventersdorp Contact reef
134 - - - - - -
Carbon Leader reef 2,813 190 4.7 9.49 3.70 4.22 1.65
CONTINENTAL AFRICA
Obuasi
15,806 7,041 *177.2 0.20 3.01 - -
AUSTRALASIA
Sunrise Dam
1,965 1,965 - 0.11 - - -
SOUTH AMERICA
Brasil Mineração
Mina de Cuiabá
4,299 1,030 368.9 0.16 - - -
Córrego do Sitio 16,503 5,848 - 0.11 - - -
Lamego 3,706 138 23.6 0.14 - - -
Serra Grande
Mina III
5,190 2,756 39.4 0.12 - - -
Mina Nova 301 - - - - - -
* Average ore body width.
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Metric
Great Noligwa
5.57
5.46
6.37
5.73
7.33
1,044
1,292
1,969
4,914
10,268
Kopanang
7.57
6.63
6.78
6.74
6.82
3,177
2,857
2,827
10,481
11,244
Moab Khotsong
8.88
9.99
9.03
9.36
9.31
2,260
1,922
2,194
7,686
5,965
Tau Lekoa
3.59
3.20
3.53
3.32
3.58
1,044
971
1,105
3,852
4,444
Surface Operations
0.47
0.52
0.42
0.53
0.36
1,127
1,229
848
5,092
2,864
Mponeng
8.27
8.15
9.45
8.66
10.02
3,938
3,892
4,492
16,159
18,672
Savuka
3.91
2.48
6.96
5.45
6.28
63
31
566
924
2,057
TauTona
1
7.11
7.39
8.37
7.29
8.66
765
2,309
2,184
6,800
9,769
SOUTH AFRICA
13,418
14,504
16,185
55,908
65,283
Navachab
1.97
1.61
1.53
1.58
1.43
526
509
614
2,014
2,126
SOUTHERN AFRICA
13,943
15,014
16,799
57,922
67,409
Iduapriem
1.81
1.54
1.83
1.72
1.76
1,693
1,608
1,761
5,909
6,221
Obuasi
1
5.52
5.68
4.62
5.18
4.37
3,024
2,847
3,062
11,861
11,107
Siguiri - Attributable 85%
1.06
1.10
1.10
1.11
1.20
2,396
2,451
2,533
9,836
10,350
Morila - Attributable 40%
2.25
2.26
3.31
2.47
3.08
957
995
1,456
4,251
5,298
Sadiola
2
- Attributable 41%
2.12
2.33
3.58
2.52
3.42
991
983
1,530
4,187
5,357
Yatela
3
- Attributable 40%
3.91
3.24
2.60
3.62
2.66
872
685
503
2,768
2,052
Geita
2.09
2.20
1.68
1.89
1.92
2,534
2,586
1,614
8,466
8,203
CONTINENTAL AFRICA
12,468
12,155
12,459
47,278
48,588
Sunrise Dam
4
3.03
2.90
2.33
2.87
3.46
3,331
3,176
2,651
12,477
13,477
AUSTRALASIA
3,331
3,176
2,651
12,477
13,477
Cerro Vanguardia - Attributable 92.50%
6.12
6.20
7.44
6.51
5.44
1,448
1,469
1,752
5,980
4,799
AngloGold Ashanti Brasil Mineração
1
7.28
7.33
7.77
7.02
7.62
3,019
2,806
2,596
10,229
9,960
Serra Grande
1
- Attributable 50%
5.83
4.41
8.00
4.72
7.58
826
621
750
2,396
2,709
SOUTH AMERICA
5,294
4,896
5,098
18,604
17,468
Cripple Creek & Victor
3
0.46
0.44
0.48
0.46
0.49
1,731
1,684
2,422
6,768
8,016
NORTH AMERICA
1,731
1,684
2,422
6,768
8,016
ANGLOGOLD ASHANTI
36,767
36,925
39,429
143,049
154,958
Underground Operations
6.68
6.41
6.72
6.41
6.89
19,435
19,816
21,679
76,532
85,025
Surface and Dump Reclamation
0.48
0.49
0.44
0.51
0.42
1,476
1,527
1,362
6,481
5,009
Open-pit Operations
1.98
1.95
2.01
1.96
2.12
13,128
13,077
13,240
50,041
53,930
Heap Leach Operations
5
0.72
0.60
0.61
0.65
0.62
2,728
2,505
3,148
9,995
10,994
36,767
36,925
39,429
143,049
154,958
3
The yield of Yatela and Cripple Creek & Victor reflects gold placed / tonnes placed.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.
Yield - g/t
Gold produced - kg
5
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
1
The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande
represents underground operations.
4
The yield of Sunrise Dam represents open-pit operations.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Metric
Great Noligwa
77
94
125
89
143
1,021
1,374
1,967
4,892
10,282
Kopanang
212
191
188
175
188
3,108
2,978
2,823
10,413
11,253
Moab Khotsong
193
178
231
180
204
2,219
2,021
2,192
7,644
5,966
Tau Lekoa
116
107
124
107
127
1,021
1,030
1,104
3,829
4,447
Surface Operations
1,608
1,759
1,157
1,812
1,021
1,102
1,323
847
5,066
2,867
Mponeng
241
237
289
252
296
4,029
4,094
4,496
16,163
18,720
Savuka
21
11
170
74
158
64
34
566
925
2,063
TauTona
64
226
209
161
214
818
2,403
2,184
6,804
9,800
SOUTH AFRICA
165
184
204
177
204
13,381
15,259
16,179
55,737
65,398
Navachab
284
287
373
290
368
538
491
643
1,984
2,128
SOUTHERN AFRICA
168
186
208
180
207
13,919
15,749
16,822
57,722
67,526
Iduapriem
611
578
679
549
600
1,718
1,517
1,717
5,921
6,230
Obuasi
208
196
218
209
197
3,203
2,850
3,003
12,035
10,974
Siguiri - Attributable 85%
520
527
637
547
625
2,622
3,069
2,680
9,590
10,469
Morila - Attributable 40%
1,479
1,554
1,021
1,266
873
1,129
983
1,438
4,341
5,446
Sadiola
1
- Attributable 41%
645
692
1,102
720
931
1,099
894
1,459
4,329
5,418
Yatela - Attributable 40%
1,264
984
665
958
618
931
642
479
2,826
2,050
Geita
390
409
254
338
329
2,713
2,505
1,638
8,449
8,088
CONTINENTAL AFRICA
399
391
335
386
374
13,413
12,458
12,413
47,490
48,675
Sunrise Dam
2,330
2,243
2,150
2,287
2,741
3,474
2,843
2,734
12,317
13,455
AUSTRALASIA
2,330
2,243
2,150
2,287
2,741
3,474
2,843
2,734
12,317
13,455
Cerro Vanguardia - Attributable 92.50%
690
690
822
710
559
1,175
2,088
1,528
5,991
5,169
AngloGold Ashanti Brasil Mineração
531
526
582
481
558
2,906
2,931
2,696
10,117
10,464
Serra Grande - Attributable 50%
723
571
745
544
716
782
689
676
2,445
2,693
SOUTH AMERICA
593
573
390
545
489
4,863
5,708
4,900
18,553
18,326
Cripple Creek & Victor
1,548
1,520
2,318
1,538
1,909
1,689
1,676
2,380
6,755
7,972
NORTH AMERICA
1,548
1,520
2,318
1,538
1,909
1,689
1,676
2,380
6,755
7,972
ANGLOGOLD ASHANTI
292
301
295
292
309
37,359
38,435
39,249
142,837
155,954
Rounding of figures may result in computational discrepancies.
Productivity per employee - g
Gold sold - kg
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SA Rand / Metric
Great Noligwa
243,647
228,066
144,190
211,048
119,140
299,374
269,935
179,299
264,016
145,120
Kopanang
96,085
110,280
99,050
107,580
91,516
134,571
154,448
135,067
155,744
129,241
Moab Khotsong
117,467
119,083
101,180
111,662
102,216
202,773
195,043
166,260
194,532
170,693
Tau Lekoa
175,943
198,952
152,541
191,184
140,368
168,412
204,095
197,435
201,203
173,780
Surface Operations
110,207
101,339
116,749
89,867
116,290
112,168
106,128
123,411
93,700
124,038
Mponeng
95,372
93,380
71,022
86,928
65,365
115,109
113,899
85,700
105,562
84,523
Savuka
975,068
2,448,510
81,339
295,800
106,748
1,256,025
3,001,824
144,345
367,668
137,104
TauTona
346,655
125,198
103,961
147,668
97,483
479,619
178,428
186,583
210,794
135,160
SOUTH AFRICA
136,761
130,009
101,675
123,401
95,144
178,845
168,432
141,898
163,770
126,673
Navachab
175,352
153,760
163,164
165,298
142,795
163,946
173,607
186,190
177,190
160,623
SOUTHERN AFRICA
138,216
130,815
103,922
124,858
96,647
178,283
168,608
143,516
164,236
127,744
Iduapriem
123,630
123,471
184,109
137,397
141,662
143,945
135,470
205,867
154,038
164,300
Obuasi
136,172
167,356
227,350
170,861
171,223
182,052
205,661
280,492
215,305
224,223
Siguiri - Attributable 85%
152,730
125,416
152,574
139,036
123,442
169,839
155,245
177,449
159,275
143,801
Morila - Attributable 40%
157,585
139,689
122,592
140,981
111,128
182,675
150,571
146,612
155,936
131,341
Sadiola
1
- Attributable 41%
153,896
132,930
123,137
128,920
106,486
181,463
151,846
186,097
151,233
148,948
Yatela - Attributable 40%
91,723
54,240
178,973
98,617
151,165
125,839
69,808
168,722
121,069
155,196
Geita
253,398
220,599
294,552
251,419
193,392
291,177
258,683
342,695
296,126
245,414
CONTINENTAL AFRICA
159,820
151,525
187,010
162,309
145,457
191,688
180,036
223,947
192,988
180,906
Sunrise Dam
200,811
161,239
154,754
171,100
138,295
223,993
184,234
188,295
199,918
165,643
AUSTRALASIA
207,318
163,403
162,701
175,584
143,892
231,129
187,005
193,158
205,027
171,135
Cerro Vanguardia - Attributable 92.50%
81,425
84,615
148,071
96,642
162,345
119,975
113,590
183,107
131,823
202,598
AngloGold Ashanti Brasil Mineração
100,737
82,838
74,764
88,765
78,701
131,656
123,798
115,725
127,982
113,696
Serra Grande - Attributable 50%
81,045
111,359
82,975
107,311
77,872
114,390
147,349
114,416
142,878
104,690
SOUTH AMERICA
92,710
87,276
104,448
93,917
106,336
130,196
124,522
141,969
132,686
141,485
Cripple Creek & Victor
100,989
98,114
102,980
100,315
83,448
124,846
122,291
137,163
127,226
111,667
NORTH AMERICA
101,854
101,004
113,386
102,971
90,397
125,737
125,204
147,583
129,906
118,636
ANGLOGOLD ASHANTI
143,596
133,274
134,813
136,595
117,462
178,379
166,355
172,312
171,795
150,149
Rounding of figures may result in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Great Noligwa
(56)
(241)
78
(270)
(430)
(56)
(57)
78
(86)
421
Kopanang
345
(180)
240
535
(132)
345
210
240
926
644
Moab Khotsong
94
(199)
114
136
(138)
94
60
114
395
95
Tau Lekoa
78
(123)
22
22
(230)
78
23
22
168
60
Surface Operations
145
(32)
81
578
43
145
160
81
770
177
Mponeng
524
(172)
594
1,633
772
524
461
594
2,265
1,887
Savuka
(63)
(92)
42
(113)
(8)
(63)
(87)
42
(108)
104
TauTona
(186)
(265)
72
(150)
(130)
(186)
112
72
226
495
SOUTH AFRICA
880
(1,304)
1,243
2,371
(253)
880
881
1,243
4,556
3,883
Navachab
39
(70)
23
43
(12)
39
25
23
138
55
SOUTHERN AFRICA
919
(1,374)
1,266
2,414
(265)
919
906
1,266
4,694
3,938
Iduapriem
193
(122)
26
295
(165)
193
121
26
538
147
Obuasi
194
(548)
(330)
(281)
(1,063)
194
64
(330)
332
(550)
Siguiri - Attributable 85%
223
(790)
103
(223)
59
223
199
103
766
438
Morila
1
- Attributable 40%
99
86
107
462
(20)
99
86
107
462
315
Sadiola
1,2
- Attributable 41%
92
76
47
470
(180)
92
76
47
470
222
Yatela
1
- Attributable 40%
129
109
29
376
(53)
129
109
29
376
81
Geita
(96)
(499)
(570)
(833)
(1,545)
(96)
(69)
(570)
(403)
(1,054)
Non-controlling interests, exploration and
other
47
48
46
177
169
47
49
46
177
169
CONTINENTAL AFRICA
881
(1,640)
(542)
443
(2,798)
881
635
(542)
2,718
(232)
Sunrise Dam
81
(491)
88
(48)
(480)
81
94
88
537
256
Exploration and other
(24)
(9)
(13)
(64)
(74)
(24)
(9)
(13)
(64)
(74)
AUSTRALASIA
57
(499)
75
(112)
(554)
57
85
75
473
182
Cerro Vanguardia - Attributable 92.50%
142
(6)
17
385
(231)
142
216
17
607
(87)
AngloGold Ashanti Brasil Mineração
341
(179)
271
736
129
341
317
271
1,231
776
Serra Grande - Attributable 50%
104
(93)
68
105
79
104
55
68
253
213
Non-controlling interests, exploration and
other
104
63
76
286
234
104
80
76
304
246
SOUTH AMERICA
691
(215)
432
1,512
211
691
668
432
2,395
1,148
Cripple Creek & Victor
207
(121)
195
513
155
207
170
195
804
601
Other
(2)
(5)
(25)
(19)
(56)
(2)
(5)
(25)
(18)
(56)
NORTH AMERICA
205
(126)
170
494
99
205
165
170
786
545
OTHER
88
15
24
244
167
88
15
24
243
40
SUB-TOTAL
2,841
(3,839)
1,425
4,995
(3,140)
2,841
2,476
1,425
11,309
5,621
Less equity accounted investments
(320)
(271)
(184)
(1,309)
195
(320)
(271)
(184)
(1,308)
(549)
ANGLOGOLD ASHANTI
2,521
(4,110)
1,241
3,686
(2,945)
2,521
2,205
1,241
10,001
5,072
1
Equity accounted investments.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.
SA Rand
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm
Adjusted gross profit (loss) excluding hedge buy-back costs - Rm

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Imperial
Great Noligwa
0.162
0.159
0.186
0.167
0.214
34
42
63
158
330
Kopanang
0.221
0.193
0.198
0.197
0.199
102
92
91
336
362
Moab Khotsong
0.259
0.291
0.263
0.273
0.271
73
62
71
247
192
Tau Lekoa
0.105
0.093
0.103
0.097
0.104
34
31
36
124
143
Surface Operations
0.014
0.015
0.012
0.015
0.011
36
40
27
164
92
Mponeng
0.241
0.238
0.276
0.253
0.292
127
125
144
520
600
Savuka
0.114
0.072
0.203
0.159
0.183
2
1
18
30
66
TauTona
1
0.207
0.216
0.244
0.213
0.253
25
74
70
218
314
SOUTH AFRICA
431
466
520
1,797
2,099
Navachab
0.058
0.047
0.045
0.046
0.042
17
16
20
65
68
SOUTHERN AFRICA
448
483
540
1,862
2,167
Iduapriem
0.053
0.045
0.053
0.050
0.051
54
52
57
190
200
Obuasi
1
0.161
0.166
0.135
0.151
0.127
97
92
98
381
357
Siguiri - Attributable 85%
0.031
0.032
0.032
0.032
0.035
77
79
81
316
333
Morila - Attributable 40%
0.066
0.066
0.096
0.072
0.090
31
32
47
137
170
Sadiola
2
- Attributable 41%
0.062
0.068
0.104
0.074
0.100
32
32
49
135
172
Yatela
3
- Attributable 40%
0.114
0.095
0.076
0.106
0.078
28
22
16
89
66
Geita
0.061
0.064
0.049
0.055
0.056
81
83
52
272
264
CONTINENTAL AFRICA
401
391
401
1,520
1,562
Sunrise Dam
4
0.088
0.085
0.068
0.084
0.101
107
102
85
401
433
AUSTRALASIA
107
102
85
401
433
Cerro Vanguardia - Attributable 92.50%
0.178
0.181
0.217
0.190
0.159
47
47
56
192
154
AngloGold Ashanti Brasil Mineração
1
0.212
0.214
0.227
0.205
0.222
97
90
83
329
320
Serra Grande
1
- Attributable 50%
0.170
0.129
0.233
0.138
0.221
27
20
24
77
87
SOUTH AMERICA
170
157
164
598
562
Cripple Creek & Victor
3
0.013
0.013
0.014
0.013
0.014
56
54
78
218
258
NORTH AMERICA
56
54
78
218
258
ANGLOGOLD ASHANTI
1,182
1,187
1,268
4,599
4,982
Undergound Operations
0.195
0.187
0.196
0.187
0.201
625
637
697
2,461
2,734
Surface and Dump Reclamation
0.014
0.014
0.013
0.015
0.012
47
49
44
208
161
Open-pit Operations
0.058
0.057
0.059
0.057
0.062
422
420
426
1,609
1,734
Heap leach Operations
5
0.021
0.018
0.018
0.019
0.018
88
81
101
321
353
1,182
1,187
1,268
4,599
4,982
placed.
Rounding of figures may result in computational discrepancies.
placed on to leach pad.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Yield - oz/t
Gold produced - oz (000)
1
The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande
represents underground operations.
4
The yield of Sunrise Dam represents open-pit operations.
3
The yield of Yatela and Cripple Creek & Victor reflects gold placed / tonnes
5
The yield is calculated on gold placed into leach pad inventory / tonnes

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Imperial
Great Noligwa
2.48
3.03
4.01
2.86
4.60
33
44
63
157
331
Kopanang
6.82
6.14
6.06
5.63
6.04
100
96
91
335
362
Moab Khotsong
6.19
5.73
7.44
5.79
6.55
71
65
70
246
192
Tau Lekoa
3.72
3.45
4.00
3.43
4.08
33
33
35
123
143
Surface Operations
51.69
56.54
37.19
58.27
32.82
35
43
27
163
92
Mponeng
7.76
7.63
9.31
8.11
9.53
130
132
145
520
602
Savuka
0.68
0.34
5.48
2.38
5.09
2
1
18
30
66
TauTona
2.06
7.26
6.73
5.14
6.89
26
77
70
219
315
SOUTH AFRICA
5.31
5.92
6.57
5.70
6.55
430
491
520
1,792
2,103
Navachab
9.14
9.24
12.00
9.33
11.83
17
16
21
64
68
SOUTHERN AFRICA
5.40
5.99
6.68
5.77
6.65
448
506
541
1,856
2,171
Iduapriem
19.65
18.59
21.83
17.63
19.30
55
49
55
190
200
Obuasi
6.69
6.29
7.01
6.72
6.34
103
92
97
387
353
Siguiri - Attributable 85%
16.73
16.93
20.47
17.58
20.09
84
99
86
308
337
Morila - Attributable 40%
47.55
49.98
32.84
40.70
28.05
36
32
46
140
175
Sadiola
1
- Attributable 41%
20.75
22.25
35.44
23.14
29.95
35
29
47
139
174
Yatela - Attributable 40%
40.65
31.64
21.38
30.80
19.86
30
21
15
91
66
Geita
12.55
13.15
8.16
10.87
10.58
87
81
53
272
260
CONTINENTAL AFRICA
12.82
12.58
10.79
12.40
12.02
431
401
399
1,527
1,565
Sunrise Dam
74.90
72.12
69.12
73.52
88.12
112
91
88
396
433
AUSTRALASIA
74.90
72.12
69.12
73.52
88.12
112
91
88
396
433
Cerro Vanguardia - Attributable 92.50%
22.18
22.20
26.43
22.83
17.98
38
67
49
193
166
AngloGold Ashanti Brasil Mineração
17.09
16.92
18.71
15.45
17.94
93
94
87
325
336
Serra Grande - Attributable 50%
23.25
18.35
23.95
17.51
23.04
25
22
22
79
87
SOUTH AMERICA
19.08
18.42
12.53
17.54
15.73
156
184
158
596
589
Cripple Creek & Victor
49.78
48.87
74.51
49.46
61.39
54
54
77
217
256
NORTH AMERICA
49.78
48.87
74.51
49.46
61.39
54
54
77
217
256
ANGLOGOLD ASHANTI 9.40
9.68
9.48
9.40
9.94
1,201
1,236
1,262
4,592
5,014
Rounding of figures may result in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
US Dollar / Imperial
Great Noligwa
1,014
916
452
794
458
1,246
1,084
562
990
557
Kopanang
400
442
310
406
348
560
619
423
586
492
Moab Khotsong
489
478
317
424
379
844
783
520
737
632
Tau Lekoa
732
797
478
718
533
701
818
618
749
658
Surface Operations
459
406
366
341
440
467
426
387
355
469
Mponeng
397
375
222
329
249
479
458
268
399
323
Savuka
4,062
9,847
255
1,115
411
5,231
12,063
452
1,387
518
TauTona
1,443
501
325
561
374
1,997
714
584
801
509
SOUTH AFRICA
569
522
318
466
362
744
676
444
617
480
Navachab
730
615
512
622
534
683
695
584
663
601
SOUTHERN AFRICA
575
525
325
472
367
742
676
449
619
484
Iduapriem
515
493
577
516
525
599
541
645
579
611
Obuasi
567
671
712
630
633
758
824
879
796
834
Siguiri - Attributable 85%
636
500
478
519
466
707
619
556
595
542
Morila - Attributable 40%
656
559
385
527
419
760
603
460
583
495
Sadiola
1
- Attributable 41%
640
532
386
488
399
755
608
583
571
554
Yatela - Attributable 40%
382
219
561
368
572
524
281
529
455
591
Geita
1,055
883
921
954
728
1,212
1,035
1,071
1,121
929
CONTINENTAL AFRICA
665
615
586
608
544
798
715
701
723
678
Sunrise Dam
836
647
486
646
531
932
740
590
751
635
AUSTRALASIA
863
655
511
662
552
962
751
606
770
657
Cerro Vanguardia - Attributable 92.50%
339
336
464
355
608
499
452
573
487
757
AngloGold Ashanti Brasil Mineração
419
333
234
339
300
548
499
363
486
432
Serra Grande - Attributable 50%
337
445
260
406
294
476
589
359
542
394
SOUTH AMERICA
386
349
327
353
402
542
499
445
500
534
Cripple Creek & Victor
420
394
322
376
309
520
491
429
475
413
NORTH AMERICA
424
406
355
385
334
523
503
462
485
438
ANGLOGOLD ASHANTI 598
534
422
514
444
743
667
540
646
567
Rounding of figures may result in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz
1
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
Great Noligwa
(8)
(31)
8
(35)
(55)
(8)
(7)
8
(12)
52
Kopanang
46
(22)
24
64
(22)
46
27
24
113
76
Moab Khotsong
13
(25)
12
13
(20)
13
8
12
46
9
Tau Lekoa
10
(15)
2
2
(30)
10
3
2
21
7
Surface Operations
19
(3)
8
67
4
19
21
8
91
21
Mponeng
70
(20)
60
192
87
70
60
60
272
227
Savuka
(8)
(12)
4
(16)
(2)
(8)
(11)
4
(15)
12
TauTona (25)
(33)
7
(24)
(17)
(25)
15
7
23
62
SOUTH AFRICA
118
(161)
126
263
(55)
118
115
126
539
466
Navachab
5
(9)
2
4
(2)
5
3
2
16
7
SOUTHERN AFRICA
123
(170)
128
268
(57)
123
118
128
556
473
Iduapriem
26
(15)
3
36
(21)
26
16
3
67
19
Obuasi
26
(69)
(33)
(34)
(126)
26
8
(33)
44
(61)
Siguiri - Attributable 85%
30
(99)
10
(32)
7
30
26
10
92
55
Morila
1
- Attributable 40%
13
11
11
54
(4)
13
11
11
54
38
Sadiola
1,2
- Attributable 41%
12
10
5
55
(23)
12
10
5
55
27
Yatela
1
- Attributable 40%
17
14
3
47
(7)
17
14
3
47
10
Geita
(13)
(63)
(58)
(100)
(181)
(13)
(8)
(58)
(46)
(119)
Non-controlling interests, exploration and
other
6
6
4
21
21
6
5
4
21
19
CONTINENTAL AFRICA
118
(205)
(55)
47
(334)
118
82
(55)
334
(12)
Sunrise Dam
11
(62)
9
(10)
(61)
11
12
9
64
32
Exploration and other
(3)
(1)
(1)
(7)
(9)
(3)
(1)
(1)
(8)
(9)
AUSTRALASIA
8
(63)
8
(17)
(70)
8
11
8
56
23
Cerro Vanguardia - Attributable 92.50%
19
-
2
48
(30)
19
29
2
76
(12)
AngloGold Ashanti Brasil Mineração
46
(22)
27
88
12
46
41
27
150
94
Serra Grande - Attributable 50%
14
(12)
7
13
9
14
7
7
32
26
Non-controlling interests, exploration and
other
14
9
8
35
28
14
10
8
38
30
SOUTH AMERICA
93
(25)
44
184
19
93
87
44
296
138
Cripple Creek & Victor
28
(15)
20
60
16
28
22
20
97
73
Other
(1)
(1)
(3)
(2)
(6)
(1)
(1)
(3)
(2)
(7)
NORTH AMERICA
27
(15)
17
58
10
27
21
17
95
66
OTHER
11
2
1
28
20
11
2
1
27
5
SUB-TOTAL
380
(475)
143
568
(412)
380
321
143
1,364
693
Less equity accounted investments
(43)
(35)
(18)
(156)
28
(43)
(35)
(18)
(156)
(67)
ANGLOGOLD ASHANTI 337
(510)
125
412
(384)
337
287
125
1,208
626
1
Equity accounted investments.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.
US Dollar
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m
Adjusted gross profit (loss) excluding hedge buy-back costs - $m

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
33 42 58 153 265 360 447 625 1,648 2,849
Milled - 000 tonnes / - 000 tons 187 237 309 858 1,400 207 261 341 945 1,543
Yield - g/t / - oz/t 5.57 5.46 6.37 5.73 7.33 0.162 0.159 0.186 0.167 0.214
Gold produced - kg / - oz (000) 1,044 1,292 1,969 4,914 10,268 34 42 63 158 330
Gold sold - kg / oz (000) 1,021 1,374 1,967 4,892 10,282 33 44 63 157 331
Total cash costs - R / - $ - ton milled 1,357 1,246 918 1,209 874 165 146 84 133 98
- R/kg / - $/oz - produced 243,647 228,066 144,190 211,048 119,140 1,014 916 452 794 458
Total production costs - R/kg / - $/oz - produced 299,374 269,935 179,299 264,016 145,120 1,246 1,084 562 990 557
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 77 94 125 89 143 2.48 3.03 4.01 2.86 4.60
Actual
- m
2
/ - ft
2
2.48 3.03 3.68 2.77 3.69 26.68 32.65 39.59 29.82 39.70
FINANCIAL RESULTS (MILLION)
Gold income
246 307 433 1,127 1,894 33 40 44 136 234
Cost of sales 307 368 353 1,292 1,491 41 48 36 156 184
Cash operating costs 253 293 282 1,031 1,217 34 38 28 125 150
Other cash costs 2 1 2 6 6 - - - 1 1
Total cash costs 254 295 284 1,037 1,223 34 38 29 125 151
Retrenchment costs 13 3 6 24 21 2 - 1 3 3
Rehabilitation and other non-cash costs (2) 2 (1) 2 (4) - - - - -
Production costs 266 300 289 1,063 1,241 36 39 29 129 153
Amortisation of tangible assets 47 49 64 234 249 6 6 6 28 31
Inventory change (6) 19 - (6) 1 (1) 3 - - -
(61) (62) 80 (165) 402 (8) (8) 8 (20) 50
Realised non-hedge derivatives and other commodity contracts 5 (180) (2) (105) (832) 1 (23) - (15) (105)
(56) (241) 78 (270) (430) (8) (31) 8 (35) (55)
Add back hedge buy-back costs - 184 - 184 736 - 23 - 23 93
Add realised loss on other commodity contracts - - - - 115 - - - - 14
(56) (57) 78 (86) 421 (8) (7) 8 (12) 52
Capital expenditure 58 57 54 205 213 8 7 5 24 26
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit excluding hedge buy-back costs

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
104 99 105 376 408 1,115 1,067 1,134 4,049 4,392
Milled - 000 tonnes / - 000 tons 419 431 417 1,556 1,649 462 475 460 1,715 1,818
Yield - g/t / - oz/t 7.57 6.63 6.78 6.74 6.82 0.221 0.193 0.198 0.197 0.199
Gold produced - kg / - oz (000) 3,177 2,857 2,827 10,481 11,244 102 92 91 336 362
Gold sold - kg / oz (000) 3,108 2,978 2,823 10,413 11,253 100 96 91 335 362
Total cash costs - R / - $ - ton milled 728 731 672 725 624 88 85 61 80 69
- R/kg / - $/oz - produced 96,085 110,280 99,050 107,580 91,516 400 442 310 406 348
Total production costs - R/kg / - $/oz - produced 134,571 154,448 135,067 155,744 129,241 560 619 423 586 492
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 212 191 188 175 188 6.82 6.14 6.06 5.63 6.04
Actual
- m
2
/ - ft
2
6.92 6.62 7.02 6.29 6.81 74.44 71.29 75.57 67.69 73.35
FINANCIAL RESULTS (MILLION)
Gold income
746 666 624 2,401 2,107 100 87 63 295 255
Cost of sales 418 463 381 1,623 1,454 56 60 38 197 178
Cash operating costs 303 313 278 1,120 1,023 41 40 28 136 125
Other cash costs 2 2 2 7 6 - - - 1 1
Total cash costs 305 315 280 1,128 1,029 41 41 28 137 126
Retrenchment costs 4 5 5 15 17 1 1 - 2 2
Rehabilitation and other non-cash costs - 3 (1) 7 1 - - - 1 -
Production costs 310 322 284 1,149 1,047 41 42 29 139 128
Amortisation of tangible assets 118 119 98 483 406 16 15 10 58 50
Inventory change (9) 22 - (9) 1 (1) 3 - - -
328 203 242 777 653 44 27 24 98 77
Realised non-hedge derivatives and other commodity contracts 17 (384) (3) (243) (784) 2 (49) - (34) (99)
345 (180) 240 535 (132) 46 (22) 24 64 (22)
Add back hedge buy-back costs - 391 - 391 669 - 49 - 49 84
Add realised loss on other commodity contracts - - - - 107 - - - - 13
345 210 240 926 644 46 27 24 113 76
Capital expenditure 145 123 116 486 391 19 15 12 58 47
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
38 30 35 123 96 411 319 379 1,327 1,039
Milled - 000 tonnes / - 000 tons 254 192 243 821 641 280 212 268 905 707
Yield - g/t / - oz/t 8.88 9.99 9.03 9.36 9.31 0.259 0.291 0.263 0.273 0.271
Gold produced - kg / - oz (000) 2,260 1,922 2,194 7,686 5,965 73 62 71 247 192
Gold sold - kg / - oz (000) 2,219 2,021 2,192 7,644 5,966 71 65 70 246 192
Total cash costs - R / - $ - ton milled 1,044 1,190 914 1,046 951 127 139 84 116 103
- R/kg / - $/oz - produced 117,467 119,083 101,180 111,662 102,216 489 478 317 424 379
Total production costs - R/kg / - $/oz - produced 202,773 195,043 166,260 194,532 170,693 844 783 520 737 632
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 193 178 231 180 204 6.19 5.73 7.44 5.79 6.55
Actual
- m
2
/ - ft
2
3.26 2.74 3.72 2.89 3.30 35.06 29.51 40.02 31.11 35.49
FINANCIAL RESULTS (MILLION)
Gold income
529 454 480 1,761 1,118 71 59 48 215 131
Cost of sales 450 397 364 1,487 1,018 60 51 37 182 121
Cash operating costs 264 227 221 852 606 35 29 22 104 72
Other cash costs 2 1 1 6 3 - - - 1 -
Total cash costs 266 229 222 858 610 36 30 22 105 73
Retrenchment costs 3 2 1 7 3 - - - 1 -
Rehabilitation and other non-cash costs (6) 3 (8) - 2 (1) - (1) - 1
Production costs 262 233 214 865 615 35 30 22 105 73
Amortisation of tangible assets 197 141 150 630 403 26 18 15 77 48
Inventory change (9) 22 - (9) - (1) 3 - - -
79 57 116 274 100 11 8 12 33 10
Realised non-hedge derivatives and other commodity contracts 15 (256) (2) (138) (237) 2 (32) - (20) (30)
94 (199) 114 136 (138) 13 (25) 12 13 (20)
Add back hedge buy-back costs - 259 - 259 201 - 33 - 33 25
Add realised loss on other commodity contracts - - - - 32 - - - - 4
94 60 114 395 95 13 8 12 46 9
Capital expenditure 244 250 205 874 736 32 31 20 104 89
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
59 63 57 240 239 639 677 618 2,579 2,573
Milled - 000 tonnes / - 000 tons 291 303 313 1,159 1,243 321 334 345 1,277 1,370
Yield - g/t / - oz/t 3.59 3.20 3.53 3.32 3.58 0.105 0.093 0.103 0.097 0.104
Gold produced - kg / - oz (000) 1,044 971 1,105 3,852 4,444 34 31 36 124 143
Gold sold - kg / oz (000) 1,021 1,030 1,104 3,829 4,447 33 33 35 123 143
Total cash costs - R / - $ - ton milled 631 637 538 636 502 77 74 49 70 56
- R/kg / - $/oz - produced 175,943 198,952 152,541 191,184 140,368 732 797 478 718 533
Total production costs - R/kg / - $/oz - produced 168,412 204,095 197,435 201,203 173,780 701 818 618 749 658
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 116 107 124 107 127 3.72 3.45 4.00 3.43 4.08
Actual
- m
2
/ - ft
2
6.58 6.95 6.46 6.63 6.82 70.82 74.86 69.58 71.34 73.46
FINANCIAL RESULTS (MILLION)
Gold income
243 227 241 876 834 33 30 24 107 101
Cost of sales 172 210 218 771 773 23 27 22 93 94
Cash operating costs 182 192 168 732 621 24 25 17 88 76
Other cash costs 1 1 1 4 3 - - - - -
Total cash costs 184 193 169 736 624 25 25 17 89 76
Retrenchment costs 3 2 1 10 6 - - - 1 1
Rehabilitation and other non-cash costs (14) - 10 (13) 16 (2) - 1 (2) 2
Production costs 173 195 180 733 646 23 25 18 88 79
Amortisation of tangible assets 3 3 38 42 127 - - 4 4 15
Inventory change (4) 12 - (4) - (1) 2 - - -
71 17 23 105 61 10 2 2 14 7
Realised non-hedge derivatives and other commodity contracts 7 (140) (1) (83) (292) 1 (18) - (12) (37)
78 (123) 22 22 (230) 10 (15) 2 2 (30)
Add back hedge buy-back costs - 145 - 145 290 - 18 - 18 37
78 23 22 168 60 10 3 2 21 7
Capital expenditure 41 40 39 142 146 5 5 4 17 18
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Southern Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 2,390 2,358 2,039 9,674 7,922 2,634 2,599 2,248 10,663 8,733
Yield - g/t / - oz/t 0.47 0.52 0.42 0.53 0.36 0.014 0.015 0.012 0.015 0.011
Gold produced - kg / - oz (000) 1,127 1,229 848 5,092 2,864 36 40 27 164 92
Gold sold - kg / - oz (000) 1,102 1,323 847 5,066 2,867 35 43 27 163 92
Total cash costs - R / - $ - ton milled 52 53 49 47 42 6 6 4 5 5
- R/kg / - $/oz - produced 110,207 101,339 116,749 89,867 116,290 459 406 366 341 440
Total production costs - R/kg / - $/oz - produced 112,168 106,128 123,411 93,700 124,038 467 426 387 355 469
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 1,608 1,759 1,157 1,812 1,021 51.69 56.54 37.19 58.27 32.82
FINANCIAL RESULTS (MILLION)
Gold income
260 290 186 1,150 544 35 38 19 139 66
Cost of sales 124 139 105 474 355 17 18 11 58 43
Cash operating costs 124 125 99 458 333 17 16 10 56 40
Other cash costs - - - - - - - - - -
Total cash costs 124 125 99 458 333 17 16 10 56 40
Retrenchment costs - - - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - - - -
Production costs 124 125 99 458 333 17 16 10 56 40
Amortisation of tangible assets 2 6 6 20 22 - 1 1 2 3
Inventory change (3) 9 - (3) - - 1 - - -
137 151 82 676 189 18 20 8 81 23
Realised non-hedge derivatives and other commodity contracts 8 (183) (1) (98) (146) 1 (23) - (14) (19)
145 (32) 81 578 43 19 (3) 8 67 4
Add back hedge buy-back costs - 192 - 192 134 - 24 - 24 17
145 160 81 770 177 19 21 8 91 21
Capital expenditure 8 8 1 21 6 1 1 - 3 1
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
80 87 90 335 359 866 942 963 3,602 3,859
Milled - 000 tonnes / - 000 tons 476 477 475 1,866 1,863 525 526 524 2,057 2,054
Yield - g/t / - oz/t 8.27 8.15 9.45 8.66 10.02 0.241 0.238 0.276 0.253 0.292
Gold produced - kg / - oz (000) 3,938 3,892 4,492 16,159 18,672 127 125 144 520 600
Gold sold - kg / - oz (000) 4,029 4,094 4,496 16,163 18,720 130 132 145 520 602
Total cash costs - R / - $ - ton milled 788 761 671 753 655 96 89 61 83 73
- R/kg / - $/oz - produced 95,372 93,380 71,022 86,928 65,365 397 375 222 329 249
Total production costs - R/kg / - $/oz - produced 115,109 113,899 85,700 105,562 84,523 479 458 268 399 323
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 241 237 289 252 296 7.76 7.63 9.31 8.11 9.53
Actual
- m
2
/ - ft
2
4.93 5.34 5.77 5.22 5.69 53.05 57.43 62.09 56.23 61.25
FINANCIAL RESULTS (MILLION)
Gold income
1,157 1,267 954 4,254 3,403 155 165 96 524 414
Cost of sales 464 462 385 1,706 1,582 62 60 39 209 194
Cash operating costs 373 361 317 1,396 1,213 50 47 32 170 148
Other cash costs 3 2 2 9 7 - - - 1 1
Total cash costs 376 363 319 1,405 1,221 50 47 32 171 149
Retrenchment costs 2 2 1 7 8 - - - 1 1
Rehabilitation costs (4) 2 6 1 20 (1) - 1 - 2
Production costs 373 367 327 1,413 1,248 50 47 33 172 153
Amortisation of tangible assets 80 76 58 293 330 11 10 6 36 41
Inventory change 10 19 - - 4 1 3 - 1 -
694 805 569 2,548 1,820 93 105 57 315 220
Realised non-hedge derivatives and other commodity contracts (170) (977) 25 (915) (1,049) (23) (125) 3 (123) (133)
524 (172) 594 1,633 772 70 (20) 60 192 87
Add back hedge buy-back costs - 632 - 632 1,116 - 80 - 80 141
524 461 594 2,265 1,887 70 60 60 272 227
Capital expenditure 258 239 228 912 707 34 30 23 109 86
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
3 3 14 36 63 34 28 156 388 675
Milled - 000 tonnes / - 000 tons 16 13 81 170 328 18 14 90 187 361
Yield - g/t / - oz/t 3.91 2.48 6.96 5.45 6.28 0.114 0.072 0.203 0.159 0.183
Gold produced - kg / - oz (000) 63 31 566 924 2,057 2 1 18 30 66
Gold sold - kg / - oz (000) 64 34 566 925 2,063 2 1 18 30 66
Total cash costs - R / - $ - ton milled 3,817 6,073 566 1,611 670 464 712 52 177 75
- R/kg / - $/oz - produced 975,068 2,448,510 81,339 295,800 106,748 4,062 9,847 255 1,115 411
Total production costs - R/kg / - $/oz - produced 1,256,025 3,001,824 144,345 367,668 137,104 5,231 12,063 452 1,387 518
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 21 11 170 74 158 0.68 0.34 5.48 2.38 5.09
Actual
- m
2
/ - ft
2
1.05 0.86 4.37 2.88 4.83 11.26 9.28 47.01 31.01 51.95
FINANCIAL RESULTS (MILLION)
Gold income
18 11 121 218 375 2 1 12 25 45
Cost of sales 79 95 82 340 283 11 12 8 41 34
Cash operating costs 61 76 46 271 218 8 10 5 33 27
Other cash costs 1 - - 2 2 - - - - -
Total cash costs 61 77 46 273 220 8 10 5 33 27
Retrenchment costs 1 - - 2 2 - - - - -
Rehabilitation and other non-cash costs (1) - 14 - 15 - - 1 - 1
Production costs 61 77 60 275 236 8 10 6 33 29
Amortisation of tangible assets 18 17 22 65 46 2 2 2 8 5
Inventory change - 1 - - 1 - - - - -
(61) (84) 39 (122) 92 (8) (11) 4 (17) 11
Realised non-hedge derivatives and other commodity contracts (2) (8) 3 10 (100) - (1) - 1 (13)
(63) (92) 42 (113) (8) (8) (12) 4 (16) (2)
Add back hedge buy-back costs - 5 - 5 112 - 1 - 1 14
(63) (87) 42 (108) 104 (8) (11) 4 (15) 12
Capital expenditure 44 12 25 107 89 5 2 2 13 11
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit excluding hedge buy-back costs

Southern Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
13 37 35 120 164 137 397 376 1,290 1,769
Milled - 000 tonnes / - 000 tons 95 304 254 900 1,106 105 336 280 992 1,220
Yield - g/t / - oz/t 7.11 7.39 8.37 7.29 8.66 0.207 0.216 0.244 0.213 0.253
Gold produced - kg / - oz (000) 679 2,251 2,126 6,561 9,580 22 72 68 211 308
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 168 133 169 608 493 185 147 186 670 544
Yield - g/t / - oz/t 0.51 0.43 0.34 0.39 0.38 0.015 0.013 0.010 0.011 0.011
Gold produced - kg / - oz (000) 86 58 57 238 189 3 2 2 7 6
TOTAL
Yield
1
- g/t / - oz/t 7.11 7.39 8.37 7.29 8.66 0.207 0.216 0.244 0.213 0.253
Gold produced - kg / - oz (000) 765 2,309 2,184 6,800 9,769 25 74 70 218 314
Gold sold - kg / - oz (000) 818 2,403 2,184 6,804 9,800 26 77 70 219 315
Total cash costs - R / - $ - ton milled 1,007 660 536 666 595 122 77 49 73 67
- R/kg / - $/oz - produced 346,655 125,198 103,961 147,668 97,483 1,443 501 325 561 374
Total production costs - R/kg / - $/oz - produced 479,619 178,428 186,583 210,794 135,160 1,997 714 584 801 509
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 64 226 209 161 214 2.06 7.26 6.73 5.14 6.89
Actual
- m
2
/ - ft
2
1.06 3.60 3.34 2.83 3.60 11.45 38.80 36.00 30.46 38.79
FINANCIAL RESULTS (MILLION)
Gold income
270 747 469 1,839 1,794 36 97 47 225 220
Cost of sales 374 430 407 1,434 1,324 50 56 41 175 160
Cash operating costs 263 287 225 998 947 35 37 23 121 117
Other cash costs 2 2 2 6 6 - - - 1 1
Total cash costs 265 289 227 1,004 952 35 37 23 122 117
Retrenchment costs 1 2 2 12 16 - - - 1 2
Rehabilitation and other non-cash costs (2) 1 58 1 63 - - 6 - 6
Production costs 264 293 286 1,017 1,032 35 38 29 124 126
Amortisation of tangible assets 103 119 121 416 289 14 15 12 51 34
Inventory change 7 18 - 1 4 1 3 - 1 -
(104) 318 62 405 470 (14) 41 6 49 59
Realised non-hedge derivatives and other commodity contracts (82) (583) 11 (555) (600) (11) (74) 1 (74) (76)
(186) (265) 72 (150) (130) (25) (33) 7 (24) (17)
Add back hedge buy-back costs - 376 - 376 625 - 47 - 47 79
(186) 112 72 226 495 (25) 15 7 23 62
Capital expenditure 133 135 147 479 491 17 17 15 57 60
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross (loss) profit excluding hedge buy-back costs

Southern Africa
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 794 936 744 3,490 2,956 1,038 1,225 973 4,565 3,867
Mined - 000 tonnes / - 000 tons 2,147 2,529 1,997 9,417 7,864 2,367 2,788 2,201 10,381 8,669
Treated - 000 tonnes / - 000 tons 267 317 401 1,278 1,481 294 349 442 1,409 1,633
Stripping ratio - t (mined total-mined ore) / t mined ore 5.14 6.37 3.84 5.58 5.39 5.14 6.37 3.84 5.58 5.39
Yield - g/t / - oz/t 1.97 1.61 1.53 1.58 1.43 0.058 0.047 0.045 0.046 0.042
Gold produced - kg / - oz (000) 526 509 614 2,014 2,126 17 16 20 65 68
Gold sold - kg / - oz (000) 538 491 643 1,984 2,128 17 16 21 64 68
Total cash costs - R/kg / - $/oz - produced 175,352 153,760 163,164 165,298 142,795 730 615 512 622 534
Total production costs - R/kg / - $/oz - produced 163,946 173,607 186,190 177,190 160,623 683 695 584 663 601
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 284 287 373 290 368 9.14 9.24 12.00 9.33 11.83
FINANCIAL RESULTS (MILLION)
Gold income
127 111 141 489 327 17 14 14 58 39
Cost of sales 89 85 118 351 339 12 11 12 42 41
Cash operating costs 88 75 95 317 288 12 10 10 38 35
Other cash costs 4 4 5 16 16 1 - 1 2 2
Total cash costs 92 78 100 333 304 12 10 10 40 37
Rehabilitation and other non-cash costs 7 - 5 7 4 1 - 1 1 -
Production costs 100 78 105 340 307 13 10 11 41 37
Amortisation of tangible assets (13) 10 9 17 34 (2) 1 1 2 4
Inventory change 3 (3) 4 (6) (2) - - - (1) -
39 25 23 138 (12) 5 3 2 16 (2)
Realised non-hedge derivatives and other commodity contracts - (95) - (95) - - (12) - (12) -
39 (70) 23 43 (12) 5 (9) 2 4 (2)
Add back hedge buy-back costs - 95 - 95 67 - 12 - 12 8
39 25 23 138 55 5 3 2 16 7
Capital expenditure 21 62 34 164 98 3 8 4 20 12
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
IDUAPRIEM
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,585 7,333 4,997 25,401 17,397 6,157 8,083 5,508 28,000 19,177
Treated - 000 tonnes / - 000 tons 935 1,042 964 3,440 3,535 1,031 1,148 1,063 3,792 3,897
Stripping ratio - t (mined total-mined ore) / t mined ore 2.99 6.95 4.15 5.19 3.86 2.99 6.95 4.15 5.19 3.86
Yield - g/t / - oz/t 1.81 1.54 1.83 1.72 1.76 0.053 0.045 0.053 0.050 0.051
Gold in ore - kg / - oz (000) 2,382 1,353 1,189 6,818 5,916 77 43 38 219 190
Gold produced - kg / - oz (000) 1,693 1,608 1,761 5,909 6,221 54 52 57 190 200
Gold sold - kg / - oz (000) 1,718 1,517 1,717 5,921 6,230 55 49 55 190 200
Total cash costs - R/kg / - $/oz - produced 123,630 123,471 184,109 137,397 141,662 515 493 577 516 525
Total produced costs - R/kg / - $/oz - produced 143,945 135,470 205,867 154,038 164,300 599 541 645 579 611
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 611 578 679 549 600 19.65 18.59 21.83 17.63 19.30
FINANCIAL RESULTS (MILLION)
Gold income
488 297 358 1,371 1,356 65 38 36 169 165
Cost of sales 234 221 352 915 1,007 31 28 36 110 121
Cash operating costs 194 184 306 756 830 26 24 31 91 99
Other cash costs 15 14 18 56 52 2 2 2 7 6
Total cash costs 209 199 324 812 881 28 26 33 98 105
Rehabilitation and other non-cash costs 6 3 (1) 16 3 1 - - 2 -
Production costs 216 201 323 828 884 29 26 33 100 105
Amortisation of tangible assets 28 16 39 82 138 4 2 4 10 17
Inventory change (10) 3 (11) 5 (15) (1) 1 (1) - (1)
254 76 6 456 349 34 10 1 59 44
Realised non-hedge derivatives and other commodity contracts (61) (199) 20 (161) (514) (8) (25) 2 (23) (65)
193 (122) 26 295 (165) 26 (15) 3 36 (21)
Add back hedge buy-back costs - 243 - 243 312 - 31 - 31 39
193 121 26 538 147 26 16 3 67 19
Capital expenditure 94 44 150 235 448 12 6 16 28 54
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 532 433 517 1,979 1,923 587 478 570 2,182 2,119
Treated - 000 tonnes / - 000 tons 500 459 564 2,066 2,096 551 506 622 2,278 2,311
Yield - g/t / - oz/t 5.52 5.68 4.62 5.18 4.37 0.161 0.166 0.135 0.151 0.127
Gold produced - kg / - oz (000) 2,761 2,606 2,605 10,710 9,151 89 84 84 344 294
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons 511 611 883 2,498 3,455 563 673 974 2,753 3,808
Yield - g/t / - oz/t 0.51 0.39 0.52 0.46 0.57 0.015 0.011 0.015 0.013 0.017
Gold produced - kg / - oz (000) 263 240 457 1,151 1,956 8 8 15 37 63
TOTAL
Yield
1
- g/t / - oz/t 5.52 5.68 4.62 5.18 4.37 0.161 0.166 0.135 0.151 0.127
Gold produced - kg / - oz (000) 3,024 2,847 3,062 11,861 11,107 97 92 98 381 357
Gold sold - kg / - oz (000) 3,203 2,850 3,003 12,035 10,974 103 92 97 387 353
Total cash costs - R/kg / - $/oz - produced 136,172 167,356 227,350 170,861 171,223 567 671 712 630 633
Total production costs - R/kg / - $/oz - produced 182,052 205,661 280,492 215,305 224,223 758 824 879 796 834
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 208 196 218 209 197 6.69 6.29 7.01 6.72 6.34
FINANCIAL RESULTS (MILLION)
Gold income
936 528 611 2,738 2,626 125 67 62 334 321
Cost of sales 594 571 984 2,601 2,591 79 74 99 309 308
Cash operating costs 382 451 666 1,911 1,809 51 58 67 226 215
Other cash costs 29 26 31 116 93 4 3 3 14 11
Total cash costs 412 476 696 2,027 1,902 55 61 70 240 226
Retrenchment costs 1 - - 20 - - - - 2 -
Rehabilitation and other non-cash costs 27 4 (23) 41 16 4 1 (2) 5 3
Production costs 440 480 673 2,087 1,918 59 62 68 248 229
Amortisation of tangible assets 111 105 186 466 572 15 14 19 56 69
Inventory change 43 (14) 125 47 101 6 (2) 13 6 10
342 (44) (374) 138 35 46 (6) (38) 25 13
Realised non-hedge derivatives and other commodity contracts (148) (505) 43 (418) (1,098) (20) (63) 4 (58) (139)
194 (548) (330) (281) (1,063) 26 (69) (33) (34) (126)
Add back hedge buy-back costs - 612 - 612 513 - 77 - 77 65
194 64 (330) 332 (550) 26 8 (33) 44 (61)
Capital expenditure 220 191 383 788 922 29 24 42 94 112
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) excluding hedge buy-back costs

Continental Africa
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 5,514 4,321 5,887 20,124 24,131 6,079 4,763 6,489 22,183 26,600
Treated - 000 tonnes / - 000 tons 2,256 2,236 2,303 8,844 8,612 2,486 2,465 2,539 9,748 9,493
Stripping ratio - t (mined total-mined ore) / t mined ore 0.81 0.92 0.95 1.00 1.13 0.81 0.92 0.95 1.00 1.13
Yield - g/t / - oz/t 1.06 1.10 1.10 1.11 1.20 0.031 0.032 0.032 0.032 0.035
Gold produced - kg / - oz (000) 2,396 2,451 2,533 9,836 10,350 77 79 81 316 333
Gold sold - kg / - oz (000) 2,622 3,069 2,680 9,590 10,469 84 99 86 308 337
Total cash costs - R/kg / - $/oz - produced 152,730 125,416 152,574 139,036 123,442 636 500 478 519 466
Total production costs - R/kg / - $/oz - produced 169,839 155,245 177,449 159,275 143,801 707 619 556 595 542
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 520 527 637 547 625 16.73 16.93 20.47 17.58 20.09
FINANCIAL RESULTS (MILLION)
Gold income
753 589 561 2,132 2,297 101 75 57 260 282
Cost of sales 417 472 487 1,511 1,514 56 60 49 182 183
Cash operating costs 304 248 329 1,146 1,054 41 32 33 137 127
Other cash costs 62 59 58 222 224 8 8 6 27 28
Total cash costs 366 307 386 1,368 1,278 49 39 39 164 155
Rehabilitation and other non-cash costs 2 30 (11) 41 11 - 4 (1) 5 2
Production costs 368 337 375 1,408 1,289 49 43 38 169 157
Amortisation of tangible assets 39 43 74 158 200 5 6 7 19 24
Inventory change 10 91 37 (56) 26 1 11 4 (6) 3
336 118 74 621 783 45 15 7 78 99
Realised non-hedge derivatives and other commodity contracts (113) (907) 29 (845) (724) (15) (114) 3 (111) (92)
223 (790) 103 (223) 59 30 (99) 10 (32) 7
Add back hedge buy-back costs - 989 - 989 379 - 125 - 125 48
223 199 103 766 438 30 26 10 92 55
Capital expenditure 53 26 29 187 151 7 4 2 22 18
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
MORILA - Attributable 40%
1
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy - - 608 527 2,890 - - 795 690 3,781
Mined - 000 tonnes / - 000 tons - - 1,664 1,510 7,952 - - 1,834 1,664 8,766
Treated - 000 tonnes / - 000 tons 425 440 440 1,721 1,718 468 485 485 1,897 1,893
Stripping ratio - t (mined total-mined ore) / t mined ore - - 2.97 1.17 3.00 - - 2.97 1.17 3.00
Yield - g/t / - oz/t 2.25 2.26 3.31 2.47 3.08 0.066 0.066 0.096 0.072 0.090
Gold produced - kg / - oz (000) 957 995 1,456 4,251 5,298 31 32 47 137 170
Gold sold - kg / - oz (000) 1,129 983 1,438 4,341 5,446 36 32 46 140 175
Total cash costs - R/kg / - $/oz - produced 157,585 139,689 122,592 140,981 111,128 656 559 385 527 419
Total production costs - R/kg / - $/oz - produced 182,675 150,571 146,612 155,936 131,341 760 603 460 583 495
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 1,479 1,554 1,021 1,266 873 47.55 49.98 32.84 40.70 28.05
FINANCIAL RESULTS (MILLION)
Gold income
297 234 321 1,130 690 40 30 32 135 82
Cost of sales 198 148 215 668 710 26 19 22 81 86
Cash operating costs 133 122 152 521 503 18 16 15 63 61
Other cash costs 18 17 26 78 86 2 2 3 9 10
Total cash costs 151 139 179 599 589 20 18 18 72 71
Rehabilitation and other non-cash costs 12 - (1) 12 (1) 2 - - 2 -
Production costs 163 139 177 614 588 22 18 18 74 71
Amortisation of tangible assets 12 11 36 49 108 2 1 4 6 13
Inventory change 23 (1) 1 5 14 3 - - 1 2
99 86 107 462 (20) 13 11 11 54 (4)
Realised non-hedge derivatives and other commodity contracts - - - - - - - - - -
99 86 107 462 (20) 13 11 11 54 (4)
Add back hedge buy-back costs - - - - 335 - - - - 42
99 86 107 462 315 13 11 11 54 38
Capital expenditure 1 (1) 5 33 9 - - 1 4 1
1
Morila is an equity accounted joint venture.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SADIOLA - Attributable 41%
1,2
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,354 1,086 1,251 4,540 4,742 1,771 1,420 1,636 5,939 6,203
Mined - 000 tonnes / - 000 tons 2,587 2,072 2,447 8,750 9,158 2,852 2,284 2,698 9,645 10,095
Treated - 000 tonnes / - 000 tons 467 421 428 1,658 1,564 515 464 471 1,828 1,724
Stripping ratio - t (mined total-mined ore) / t mined ore 7.59 13.42 3.02 5.89 2.95 7.59 13.42 3.02 5.89 2.95
Yield - g/t / - oz/t 2.12 2.33 3.58 2.52 3.42 0.062 0.068 0.104 0.074 0.100
Gold produced - kg / - oz (000) 991 983 1,530 4,187 5,357 32 32 49 135 172
Gold sold - kg / - oz (000) 1,099 894 1,459 4,329 5,418 35 29 47 139 174
Total cash costs - R/kg / - $/oz - produced 153,896 132,930 123,137 128,920 106,486 640 532 386 488 399
Total production costs - R/kg / - $/oz - produced 181,463 151,846 186,097 151,233 148,948 755 608 583 571 554
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 645 692 1,102 720 931 20.75 22.25 35.44 23.14 29.95
FINANCIAL RESULTS (MILLION)
Gold income
286 213 321 1,120 619 38 27 32 134 73
Cost of sales 194 137 273 650 799 26 18 28 79 96
Cash operating costs 134 114 159 464 482 18 15 16 57 58
Other cash costs 19 16 29 76 88 2 2 3 9 11
Total cash costs 153 131 188 540 570 20 17 19 66 69
Rehabilitation and other non-cash costs 8 - 13 8 9 1 - 1 1 1
Production costs 160 131 202 548 579 21 17 20 67 69
Amortisation of tangible assets 19 19 83 86 219 3 2 8 10 26
Inventory change 14 (12) (11) 16 1 2 (2) (1) 2 -
92 76 47 470 (180) 12 10 5 55 (23)
Realised non-hedge derivatives and other commodity contracts - - - - - - - - - -
92 76 47 470 (180) 12 10 5 55 (23)
Add back hedge buy-back costs - - - - 402 - - - - 51
92 76 47 470 222 12 10 5 55 27
Capital expenditure 19 6 14 31 27 2 1 2 4 3
1
Sadiola is an equity accounted joint venture.
2
Effective 29 December 2009, AngloGold Ashanti increased its interest in Sadiola from 38% to 41%.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
YATELA - Attributable 40%
1
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 410 535 977 2,536 4,061 451 590 1,077 2,795 4,476
Placed
2
- 000 tonnes / - 000 tons 325 220 305 1,099 1,088 358 242 336 1,211 1,200
Stripping ratio - t (mined total-mined ore) / t mined ore 2.05 8.43 5.15 2.59 7.09 2.05 8.43 5.15 2.59 7.09
Yield
3
- g/t / - oz/t 3.91 3.24 2.60 3.62 2.66 0.114 0.095 0.076 0.106 0.078
Gold placed
4
- kg / - oz (000) 1,271 713 793 3,981 2,895 41 23 25 128 93
Gold produced - kg / - oz (000) 872 685 503 2,768 2,052 28 22 16 89 66
Gold sold - kg / - oz (000) 931 642 479 2,826 2,050 30 21 15 91 66
Total cash costs - R/kg / - $/oz - produced 91,723 54,240 178,973 98,617 151,165 382 219 561 368 572
Total production costs - R/kg / - $/oz - produced 125,839 69,808 168,722 121,069 155,196 524 281 529 455 591
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 1,264 984 665 958 618 40.65 31.64 21.38 30.80 19.86
FINANCIAL RESULTS (MILLION)
Gold income
243 153 106 725 259 33 20 11 89 31
Cost of sales 115 44 77 348 312 15 6 8 42 38
Cash operating costs 64 26 80 223 277 9 3 8 27 34
Other cash costs 16 11 10 50 33 2 1 1 6 4
Total cash costs 80 37 90 273 310 11 5 9 33 38
Rehabilitation and other non-cash costs 17 1 (11) 22 (10) 2 - (1) 3 (1)
Production costs 97 38 79 295 300 13 5 8 36 37
Amortisation of tangible assets 13 10 6 40 18 2 1 1 5 2
Inventory change 5 (4) (8) 13 (7) 1 (1) (1) 1 (1)
129 109 29 376 (53) 17 14 3 47 (7)
Realised non-hedge derivatives and other commodity contracts - - - - - - - - - -
129 109 29 376 (53) 17 14 3 47 (7)
Add back hedge buy-back costs - - - - 134 - - - - 17
129 109 29 376 81 17 14 3 47 10
Capital expenditure 13 1 11 5 23 2 - 1 1 3
1
Yatela is an equity accounted joint venture.
2
Tonnes / Tons placed on to leach pad.
3
Gold placed / tonnes (tons) placed.
4
Gold placed into leach pad inventory.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Continental Africa
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 4,981 4,380 4,934 18,389 19,829 6,515 5,729 6,454 24,053 25,936
Mined - 000 tonnes / - 000 tons 13,990 11,934 13,728 51,070 52,794 15,422 13,155 15,132 56,295 58,195
Treated - 000 tonnes / - 000 tons 1,211 1,175 963 4,480 4,270 1,335 1,295 1,061 4,939 4,707
Stripping ratio - t (mined total-mined ore) / t mined ore 11.08 10.55 12.11 12.07 9.69 11.08 10.55 12.11 12.07 9.69
Yield - g/t / - oz/t 2.09 2.20 1.68 1.89 1.92 0.061 0.064 0.049 0.055 0.056
Gold produced - kg / - oz (000) 2,534 2,586 1,614 8,466 8,203 81 83 52 272 264
Gold sold - kg / - oz (000) 2,713 2,505 1,638 8,449 8,088 87 81 53 272 260
Total cash costs - R/kg / - $/oz - produced 253,398 220,599 294,552 251,419 193,392 1,055 883 921 954 728
Total production costs - R/kg / - $/oz - produced 291,177 258,683 342,695 296,126 245,414 1,212 1,035 1,071 1,121 929
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 390 409 254 338 329 12.55 13.15 8.16 10.87 10.58
FINANCIAL RESULTS (MILLION)
Gold income
669 569 360 1,580 2,628 90 74 36 203 328
Cost of sales 766 631 930 2,446 2,534 102 81 94 298 301
Cash operating costs 608 541 453 2,021 1,500 81 70 46 246 181
Other cash costs 20 20 13 66 56 3 3 1 8 7
Total cash costs 627 561 466 2,087 1,555 84 72 47 254 188
Rehabilitation and other non-cash costs 12 - (41) 12 (23) 2 - (4) 2 (2)
Production costs 639 561 425 2,100 1,533 86 72 43 256 186
Amortisation of tangible assets 84 98 119 366 449 11 13 12 44 55
Inventory change 42 (28) 386 (19) 552 6 (4) 39 (2) 60
(96) (63) (570) (866) 94 (13) (8) (58) (95) 27
Realised non-hedge derivatives and other commodity contracts - (436) - 32 (1,639) - (55) - (5) (207)
(96) (499) (570) (833) (1,545) (13) (63) (58) (100) (181)
Add back hedge buy-back costs - 430 - 430 491 - 54 - 54 62
(96) (69) (570) (403) (1,054) (13) (8) (58) (46) (119)
Capital expenditure 69 34 105 160 433 9 4 10 19 53
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross loss excluding the effect of unrealised non-hedge
derivatives and other commodity contracts
Adjusted gross loss excluding hedge buy-back costs

Australasia
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 195 198 246 780 668 215 219 271 860 736
Treated - 000 tonnes / - 000 tons 147 197 179 733 513 162 217 197 808 566
Yield - g/t / - oz/t 5.75 4.21 4.11 4.73 4.40 0.168 0.123 0.120 0.138 0.128
Gold produced - kg / - oz (000) 845 831 736 3,464 2,261 27 27 24 111 73
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 1,510 1,322 1,638 5,636 9,146 1,975 1,730 2,142 7,372 11,963
Treated - 000 tonnes / - 000 tons 820 807 824 3,138 3,239 903 890 908 3,459 3,570
Stripping ratio - t (mined total-mined ore) / t mined ore 6.86 12.19 (21.82) 13.51 15.28 6.87 12.20 (21.82) 13.51 15.28
Yield - g/t / - oz/t 3.03 2.90 2.33 2.87 3.46 0.088 0.085 0.068 0.084 0.101
Gold produced - kg / - oz (000) 2,487 2,346 1,915 9,013 11,216 80 75 62 290 361
TOTAL
Yield
1
- g/t / - oz/t 3.03 2.90 2.33 2.87 3.46 0.088 0.085 0.068 0.084 0.101
Gold produced - kg / - oz (000) 3,331 3,176 2,651 12,477 13,477 107 102 85 401 433
Gold sold - kg / - oz (000) 3,474 2,843 2,734 12,317 13,455 112 91 88 396 433
Total cash costs - R/kg / - $/oz - produced 200,811 161,239 154,754 171,100 138,295 836 647 486 646 531
Total production costs - R/kg / - $/oz - produced 223,993 184,234 188,295 199,918 165,643 932 740 590 751 635
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 2,330 2,243 2,150 2,287 2,741 74.90 72.12 69.12 73.52 88.12
FINANCIAL RESULTS (MILLION)
Gold income
848 449 937 1,819 2,338 113 58 94 221 280
Cost of sales 772 540 504 2,484 2,226 103 70 51 300 274
Cash operating costs 648 492 394 2,055 1,787 87 63 40 249 220
Other cash costs 21 21 17 80 77 3 3 2 10 9
Total cash costs 669 512 410 2,135 1,864 90 66 41 259 230
Rehabilitation and other non-cash costs 4 10 4 51 10 1 1 - 6 1
Production costs 673 522 415 2,185 1,873 90 67 42 265 231
Amortisation of tangible assets 73 63 85 309 359 10 8 8 37 44
Inventory change 26 (45) 5 (11) (7) 3 (6) - (1) (1)
75 (92) 433 (665) 112 10 (12) 44 (79) 6
Realised non-hedge derivatives and other commodity contracts 6 (399) (345) 617 (592) 1 (50) (35) 69 (66)
81 (491) 88 (48) (480) 11 (62) 9 (10) (61)
Add back hedge buy-back costs - 585 - 585 736 - 74 - 74 93
81 94 88 537 256 11 12 9 64 32
Capital expenditure 57 60 46 259 159 8 8 5 31 19
1
Total yield excludes the underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

South America
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 6,044 5,137 5,397 22,077 22,902 6,663 5,662 5,949 24,335 25,245
Treated - 000 tonnes / - 000 tons 237 237 235 919 883 261 261 260 1,013 973
Stripping ratio - t (mined total-mined ore) / t mined ore 23.01 18.74 22.72 22.42 27.50 23.01 18.74 22.72 22.42 27.50
Yield - g/t / - oz/t 6.12 6.20 7.44 6.51 5.44 0.178 0.181 0.217 0.190 0.159
Gold in ore - kg / - oz (000) 1,530 1,563 1,822 6,336 5,070 49 50 59 204 163
Gold produced - kg / - oz (000) 1,448 1,469 1,752 5,980 4,799 47 47 56 192 154
Gold sold - kg / - oz (000) 1,175 2,088 1,528 5,991 5,169 38 67 49 193 166
Total cash costs - R/kg / - $/oz - produced 81,425 84,615 148,071 96,642 162,345 339 336 464 355 608
Total production costs - R/kg / - $/oz - produced 119,975 113,590 183,107 131,823 202,598 499 452 573 487 757
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 690 690 822 710 559 22.18 22.20 26.43 22.83 17.98
FINANCIAL RESULTS (MILLION)
Gold income
282 454 367 1,495 910 38 59 37 182 108
Cost of sales 140 238 313 782 1,002 19 31 31 95 120
Cash operating costs 92 85 229 453 682 12 11 23 53 82
Other cash costs 26 39 30 125 97 4 5 3 15 12
Total cash costs 118 124 259 578 779 16 16 26 68 94
Rehabilitation and other non-cash costs (1) - 6 10 54 - - 1 1 7
Production costs 126 124 265 597 833 17 16 27 71 100
Amortisation of tangible assets 48 43 56 191 139 6 5 6 23 16
Inventory change (34) 71 (8) (6) 30 (5) 10 (1) 1 4
142 216 55 713 (93) 19 29 6 88 (13)
Realised non-hedge derivatives and other commodity contracts - (222) (38) (328) (139) - (28) (4) (40) (17)
142 (6) 17 385 (231) 19 - 2 48 (30)
Add back hedge buy-back costs - 222 - 222 144 - 28 - 28 18
142 216 17 607 (87) 19 29 2 76 (12)
Capital expenditure 66 48 36 141 125 8 6 4 17 15
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit (loss) excluding hedge buy-back costs

South America
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 371 362 304 1,382 1,203 409 399 335 1,523 1,326
Treated - 000 tonnes / - 000 tons 398 364 305 1,391 1,186 438 402 336 1,534 1,307
Yield - g/t / - oz/t 7.28 7.33 7.77 7.02 7.62 0.212 0.214 0.227 0.205 0.222
Gold produced - kg / - oz (000) 2,895 2,670 2,372 9,770 9,034 93 86 76 314 290
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 735 516 1,164 2,682 4,363 810 569 1,283 2,956 4,809
Placed
1
- 000 tonnes / - 000 tons 32 40 46 139 225 36 44 50 153 248
Stripping ratio - t (mined total-mined ore) / t mined ore 21.82 11.96 25.05 18.35 18.40 21.82 11.96 25.05 18.35 18.40
Yield
2
- g/t / - oz/t 3.88 3.36 3.16 3.26 3.63 0.113 0.098 0.092 0.095 0.106
Gold placed
3
- kg / - oz (000) 125 134 144 451 816 4 4 5 15 26
Gold produced - kg / - oz (000) 124 136 224 459 926 4 4 7 15 30
TOTAL
Yield
4
- g/t / - oz/t 7.28 7.33 7.77 7.02 7.62 0.212 0.214 0.227 0.205 0.222
Gold produced - kg / - oz (000) 3,019 2,806 2,596 10,229 9,960 97 90 83 329 320
Gold sold - kg / - oz (000) 2,906 2,931 2,696 10,117 10,464 93 94 87 325 336
Total cash costs - R/kg / - $/oz - produced 100,737 82,838 74,764 88,765 78,701 419 333 234 339 300
Total production costs - R/kg / - $/oz - produced 131,656 123,798 115,725 127,982 113,696 548 499 363 486 432
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 531 526 582 481 558 17.09 16.92 18.71 15.45 17.94
FINANCIAL RESULTS (MILLION)
Gold income
694 642 673 2,364 1,673 93 83 68 289 200
Cost of sales 378 342 323 1,265 1,165 51 44 33 154 142
Cash operating costs 296 225 187 880 759 40 29 19 108 93
Other cash costs 9 7 7 28 25 1 1 1 3 3
Total cash costs 304 232 194 908 784 41 30 20 111 96
Rehabilitation and other non-cash costs 6 26 (5) 32 (3) 1 3 - 4 -
Production costs 310 259 189 940 781 42 34 19 116 96
Amortisation of tangible assets 87 89 111 369 351 12 11 11 44 42
Inventory change (19) (5) 23 (44) 32 (3) (1) 2 (6) 4
315 300 350 1,099 509 42 39 35 135 58
Realised non-hedge derivatives and other commodity contracts 26 (479) (79) (363) (380) 3 (60) (8) (47) (46)
341 (179) 271 736 129 46 (22) 27 88 12
Add back hedge buy-back costs - 495 - 495 647 - 62 - 62 82
341 317 271 1,231 776 46 41 27 150 94
Capital expenditure 218 196 129 705 565 28 24 12 84 69
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

South America
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 141 104 86 439 334 156 114 94 484 368
Treated - 000 tonnes / - 000 tons 125 111 86 425 310 138 123 95 469 341
Yield - g/t / - oz/t 5.83 4.41 8.00 4.72 7.58 0.170 0.129 0.233 0.138 0.221
Gold produced - kg / - oz (000) 730 491 686 2,010 2,349 23 16 22 65 76
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 227 206 218 809 764 251 227 241 892 843
Treated - 000 tonnes / - 000 tons 29 39 16 104 86 31 43 18 115 95
Stripping ratio - t (mined total-mined ore) / t mined ore 6.07 5.18 8.11 5.74 6.73 6.07 5.18 8.11 5.74 6.73
Yield - g/t / - oz/t 3.37 3.35 3.92 3.70 4.20 0.098 0.098 0.114 0.108 0.122
Gold in ore - kg / - oz (000) 106 144 71 426 404 3 5 2 14 13
Gold produced - kg / - oz (000) 96 129 64 386 360 3 4 2 12 12
TOTAL
Yield
1
- g/t / - oz/t 5.83 4.41 8.00 4.72 7.58 0.170 0.129 0.233 0.138 0.221
Gold produced - kg / - oz (000) 826 621 750 2,396 2,709 27 20 24 77 87
Gold sold - kg / - oz (000) 782 689 676 2,445 2,693 25 22 22 79 87
Total cash costs - R/kg / - $/oz - produced 81,045 111,359 82,975 107,311 77,872 337 445 260 406 294
Total production costs - R/kg / - $/oz - produced 114,390 147,349 114,416 142,878 104,690 476 589 359 542 394
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 723 571 745 544 716 23.25 18.35 23.95 17.51 23.04
FINANCIAL RESULTS (MILLION)
Gold income
194 154 150 569 450 26 20 15 70 54
Cost of sales 89 98 79 343 280 12 13 8 42 34
Cash operating costs 59 65 58 238 196 8 8 6 29 24
Other cash costs 8 5 4 20 15 1 1 - 2 2
Total cash costs 67 69 62 257 211 9 9 6 31 26
Rehabilitation and other non-cash costs - 3 - 3 1 - - - - -
Production costs 67 72 63 261 212 9 9 6 32 26
Amortisation of tangible assets 27 19 23 82 72 4 2 2 10 9
Inventory change (5) 7 (7) - (4) (1) 1 (1) - -
105 56 71 226 170 14 7 7 29 20
Realised non-hedge derivatives and other commodity contracts - (148) (3) (121) (91) - (19) - (16) (11)
104 (93) 68 105 79 14 (12) 7 13 9
Add back hedge buy-back costs - 148 - 148 134 - 19 - 19 17
104 55 68 253 213 14 7 7 32 26
Capital expenditure 73 55 66 279 168 10 7 7 33 20
1
Total yield represents underground operations.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

North America
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2009
2009
2008
2009
2008
2009
2009
2008
2009
2008
CRIPPLE CREEK & VICTOR
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 13,335 13,553 11,571 52,238 46,330 14,699 14,940 12,755 57,582 51,071
Placed
1
- 000 tonnes / - 000 tons 4,320 4,150 5,511 18,650 22,149 4,762 4,574 6,075 20,558 24,415
Stripping ratio - t (mined total-mined ore) / t mined ore 2.09 2.35 1.16 1.79 1.12 2.09 2.35 1.16 1.79 1.12
Yield
2
- g/t / - oz/t 0.46 0.44 0.48 0.46 0.49 0.013 0.013 0.014 0.013 0.014
Gold placed
3
- kg / - oz (000) 1,984 1,820 2,641 8,526 10,784 64 59 85 274 347
Gold produced - kg / - oz (000) 1,731 1,684 2,422 6,768 8,016 56 54 78 218 258
Gold sold - kg / - oz (000) 1,689 1,676 2,380 6,755 7,972 54 54 77 217 256
Total cash costs
4
- R/kg / - $/oz - produced 100,989 98,114 102,980 100,315 83,448 420 394 322 376 309
Total production costs - R/kg / - $/oz - produced 124,846 122,291 137,163 127,226 111,667 520 491 429 475 413
PRODUCTIVITY PER EMPLOYEE
Actual
- g / - oz 1,548 1,520 2,318 1,538 1,909 49.78 48.87 74.51 49.46 61.39
FINANCIAL RESULTS (MILLION)
Gold income
425 420 531 1,376 1,984 57 54 53 171 240
Cost of sales 216 206 332 861 895 29 27 33 103 106
Cash operating costs 254 277 328 1,173 1,054 34 36 33 140 127
Other cash costs 6 12 1 45 38 1 2 - 5 5
Total cash costs 260 289 329 1,217 1,092 35 37 33 145 132
Rehabilitation and other non-cash costs (60) 1 29 (59) 67 (8) - 3 (8) 8
Production costs 200 290 357 1,158 1,158 27 37 36 137 140
Amortisation of tangible assets 41 39 71 183 243 5 5 7 22 30
Inventory change (24) (123) (96) (480) (506) (3) (16) (10) (55) (63)
209 214 198 515 1,089 28 28 20 67 134
Realised non-hedge derivatives and other commodity contracts (3) (335) (3) (2) (934) - (43) - (7) (118)
207 (121) 195 513 155 28 (15) 20 60 16
Add back hedge buy-back costs - 292 - 292 446 - 37 - 37 56
207 170 195 804 601 28 22 20 97 73
Capital expenditure 294 163 36 726 221 37 20 3 87 27
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts
Adjusted gross profit excluding hedge buy-back costs

Shareholders’ notice board
Diary:
Financial year-end 31 December
Annual financial statements posting on or about 26 March 2010
Annual general meeting 11:00 SA time 7 May 2010
Quarterly reports released:
Quarter ended 31 March 2010 7 May 2010
Quarter ended 30 June 2010 12 August 2010
Quarter ended 30 September 2010 11 November 2010
Quarter ended 31 December 2010 *10 February 2011
Dividends /
Dividend Number
Declared
Last date to trade
ordinary shares
cum dividend
Payment date to
shareholders
Payment date to ADS
holders
Interim – No. 106 29 July 2009 14 August 2009 28 August 2009 8 September 2009
Final – No. 107 16 February 2010 5 March 2010 19 March 2010 29 March 2010
Interim– No. 108 *10 August 2010 *27 August 2010 *10 September 2010 *20 September 2010
* Proposed dates.
Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of
AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long-term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.
Withholding tax: On 21 February 2007, the South African Government announced a proposal to replace Secondary
Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their
CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Voting rights: The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Options granted in terms of share incentive schemes do not carry a right to vote.
Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended
31 December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on May 5, 2009 and amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Administrative
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
W A Nairn
Prof W L Nkuhlu
S M Pityana
* British
#
American
~ Australian South African
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of
its website at www.anglogoldashanti.com
and under the “Investors” tab on the main
page. This information is updated regularly.
Investors should visit this website to obtain
important information about AngloGold
Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
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Fax: +27 11 688 5218
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United Kingdom
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Australia
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Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free
in USA) or +1 201 680 6578 (outside
USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 17, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary